UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 1-4365

OXFORD INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Georgia	58-0831862
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

999 Peachtree Street, N.E., Suite 1225, Atlanta, Georgia 30309

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code:

(404) 659-2424

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $1 par value	**OXM**	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of August 1, 2025, which is the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the registrant (based upon the closing price for the common stock on the New York Stock Exchange on that date) was $372,597,597. For purposes of this calculation only, shares of voting stock directly and indirectly attributable to executive officers, directors and holders of 10% or more of the registrant's voting stock (based on Schedule 13G filings made as of or prior to August 1, 2025) are excluded. This determination of affiliate status and the calculation of the shares held by any such person are not necessarily conclusive determinations for other purposes.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Title of Each Class	Number of Shares Outstanding as of March 23, 2026
Common Stock, $1 par value	14,887,454

Documents Incorporated by Reference

Portions of our proxy statement for our Annual Meeting of Shareholders to be held on June 23, 2026 are incorporated by reference into Part III of this Form 10-K.

Table of Contents

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Our SEC filings and public announcements may include forward-looking statements about future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. We intend for all forward-looking statements contained herein, in our press releases or on our website, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Such statements are subject to a number of risks, uncertainties and assumptions including, without limitation:

- changes in the trade policies of the United States and those of other nations, including risks of potential future changes or worsening trade tensions between the United States and other countries and the impact of uncertainties surrounding U.S. trade policy on consumer sentiment;
- the roll-back of incremental tariffs imposed under the International Emergency Economic Powers Act and any additional actions taken in response to their roll-back, including tariffs imposed pursuant to Section 122 of the Trade Act of 1974 or our ability to recover refunds of incremental tariff amounts or other tariffs paid;
- demand for our products, which may be impacted by macroeconomic factors that may impact consumer discretionary spending and pricing levels for apparel and related products, many of which may be impacted by inflationary pressures, tariffs, volatile and/or elevated interest rates, the stability of the banking industry or general economic uncertainty, and the effectiveness of measures to mitigate the impact of these factors;
- risks relating to our product sourcing efforts, including our ability to identify alternative countries to source and produce our products and to successfully implement changes in our supply chain;
- possible changes in governmental monetary and fiscal policies, including, but not limited to, Federal Reserve policies in connection with continued inflationary pressures or other factors;
- competitive conditions and/or evolving consumer shopping patterns, particularly in a highly promotional retail environment;
- global supply chain constraints that have affected, and could continue to affect, transit, and other costs, including those related to disruptions of land or sea transportation routes or distribution or shipping channels;
- the impact of inflationary pressures on labor costs, including wages, healthcare and other benefit-related costs;
- costs of products as well as the raw materials used in those products, as well as our ability to pass along price increases to consumers;
- energy costs;
- our ability to respond to rapidly changing consumer expectations;
- unseasonal or extreme weather conditions or natural disasters, such as the 2024 hurricanes impacting the Southeastern United States;
- lack of or insufficient insurance coverage;
- financial difficulties for our business partners, including suppliers, vendors, wholesale customers, licensees, logistics providers and landlords, that may impact their ability to meet their obligations to us and/or continue our business relationship to the same degree as they have historically;
- hiring of, retention of and disciplined execution by key management and other critical personnel, as well as the effective transition of executive level responsibilities;
- the execution of key strategic initiatives to drive operating performance, such as the organizational realignment initiatives being undertaken at Johnny Was;
- cybersecurity breaches and ransomware attacks, as well as our and our third party vendors' ability to properly collect, use, manage and secure business, consumer and employee data and maintain continuity of our information technology systems;
- inability or failure to successfully and effectively implement new information technology systems and supporting controls, including artificial intelligence-enabled tools;
- the effectiveness of our advertising initiatives in defining, launching and communicating brand-relevant customer experiences;
- the level of our indebtedness, including the risks associated with heightened interest rates on the debt and the potential impact on our ability to operate and expand our business;
- the timing of shipments requested by our wholesale customers;
- fluctuations and volatility in global financial and/or real estate markets;
- our ability to identify and secure suitable locations for new retail store and food and beverage openings;
- the timing and cost of retail store and food and beverage location openings and remodels, technology implementations and other capital expenditures, including those related to enhancing artificial intelligence capabilities;
- the timing, cost and successful implementation of changes to our distribution network;
- the effectiveness of recent, focused efforts to reassess and realign our operating costs in light of revenue trends, including potential disruptions to our operations as a result of these efforts;
- pandemics or other public health crises;
- expected outcomes of pending or potential litigation and regulatory actions;

- consumer, employee and regulatory focus on sustainability issues and practices, including failures by our suppliers to adhere to our vendor code of conduct;
- the regulation or prohibition of goods sourced, or containing raw materials or components, from certain regions and our ability to evidence compliance;
- access to capital and/or credit markets;
- factors that could affect our consolidated effective tax rate, including the impact of recent changes in U.S. tax laws and regulations and the interpretation and application of such laws and regulations;
- the risk of impairment to goodwill and other intangible assets such as the impairment charges incurred in our Johnny Was and Jack Rogers reporting units during the Third Quarter of Fiscal 2025; and
- geopolitical risks, including ongoing challenges between the United States and China and those related to the ongoing war in Ukraine and the U.S.-Iran conflict and potential regime change in Iran, as well as other hostilities in the Middle East.

Forward-looking statements reflect our expectations at the time such forward-looking statements are made, based on information available at such time, and are not guarantees of performance.

SUMMARY OF RISKS AFFECTING OUR BUSINESS

Our business is subject to numerous risks. The following summary highlights some of the risks you should consider with respect to our business and prospects. This summary is not complete and the risks summarized below are not the only risks we face. You should review and carefully consider the risks and uncertainties described in more detail in Part I, Item 1A. Risk Factors, which includes a more complete discussion of the risks summarized below:

Risks Related to our Industry and Macroeconomic Conditions

- *Our business and financial condition are heavily influenced by general economic and market conditions which are outside of our control.*

- *We operate in a highly competitive industry with significant pricing pressures and heightened customer expectations.*

- *Failure to anticipate and adapt to changing fashion trends and consumer preferences could harm our reputation and financial performance.*

- *Our operations and those of our suppliers, vendors and wholesale customers may be affected by changes in weather patterns, natural or man-made disasters, public health crises, war, terrorism or other catastrophes.*

Risks Related to our Business Strategy and Operations

- *Failure to maintain the reputation or value of our brands could harm our business operations and financial condition.*

- *Our inability to execute our direct to consumer strategies in response to shifts in consumer shopping behavior could adversely affect our financial results and operations.*

- *We may be unable to grow our business through organic growth or successfully execute our portfolio-level strategic initiatives, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.*

- *Our business could be harmed if we fail to maintain proper inventory levels.*

- *We are subject to risks associated with leasing real estate for our retail stores and restaurants.*

- *We make use of debt to finance our operations, which could expose us to risks that adversely affect our business, financial position and operating results.*

- *The loss of one or more of our key wholesale customers, or a significant adverse change in a customer's financial position, could negatively impact our net sales and profitability.*

- *The acquisition of new businesses is inherently risky, and we cannot be certain that we will realize the anticipated benefits of any acquisition.*

- *The divestiture or discontinuation of businesses and product lines could result in unexpected liabilities and adversely affect our financial condition, cash flows and results of operations.*

Risks Related to Cybersecurity and Information Technology

- *Cybersecurity attacks and/or breaches of information security or privacy could disrupt our operations, cause us to incur additional expenses, expose us to litigation and/or cause us financial harm.*

- *Our use of artificial intelligence technologies presents operational, reputational, data security and legal risks that could adversely affect our business and financial performance, and any failure to effectively leverage artificial technologies in our business could negatively impact our customer engagement and competitive position.*

- *Our operations are reliant on information technology, and any interruption or other failure could have an adverse effect on our business or results of operations.*

- *Reliance on outdated technology or failure to upgrade our information technology systems and capabilities could impair the efficient operation of our business and our ability to compete.*

Risks Related to our Sourcing and Distribution Strategies

- *Our reliance on third party producers in foreign countries to meet our production demands exposes us to risks that could disrupt our supply chain, increase our costs and negatively impact our operations.*

- *Our operations are dependent on the global supply chain, and the impact of supply chain constraints may adversely impact our business and operating results.*

- *Any disruption or failure in our primary distribution facilities may materially adversely affect our business or operations.*

- *Fluctuations and volatility in the cost and availability of raw materials, labor and freight may materially increase our costs.*

- *Labor-related matters, including labor disputes, may adversely affect our operations.*

- *Our geographic concentration exposes us to certain regional risks.*

- *Our international operations, including foreign sourcing, result in an exposure to fluctuations in foreign currency exchange rates.*

Risks Related to Regulatory, Tax and Financial Reporting Matters

- *Changes in international trade regulation, including increases in tariff rates and the imposition of additional tariffs, could increase our costs and/or disrupt our supply chain, and there can be no assurance that any measures we take to mitigate the impact of tariffs on our business will be successful.*

- *Our business is subject to various federal, foreign, state and local laws and regulations, and the costs of compliance with, or the violation of, such laws and regulations could have an adverse effect on our costs or operations.*

- *Any violation or perceived violation of our Supplier Code of Conduct or supplier corporate responsibility program, including by our manufacturers or vendors, could have a material adverse effect on our brands.*

- *As a multi-national apparel company, we may experience fluctuations in our tax liabilities and effective tax rate.*

- *Impairment charges for goodwill or intangible assets could have a material adverse impact on our financial results.*

- *Any failure to maintain liquor licenses or comply with applicable regulations could adversely affect the profitability of our restaurant operations.*

General Risks

- *Our business depends on our senior management and other key personnel, and failure to successfully attract, retain and implement succession of our senior management and key personnel or to attract, develop and retain personnel to fulfill other critical functions may have an adverse effect on our operations and ability to execute our strategies.*

- *We may be unable to protect our trademarks and other intellectual property.*

- *We are subject to periodic litigation, which may cause us to incur substantial expenses or unexpected liabilities.*

- *Our common stock price may be highly volatile, and we may be unable to meet investor and analyst expectations.*

- *Our business could be impacted as a result of actions by activist shareholders or others.*

- *Other factors may have an adverse effect on our business, results of operations and financial condition.*

DEFINITIONS

As used in this report, unless the context requires otherwise, "our," "us" or "we" means Oxford Industries, Inc. and its consolidated subsidiaries; "SG&A" means selling, general and administrative expenses; "SEC" means the United States Securities and Exchange Commission; "FASB" means the Financial Accounting Standards Board; "ASC" means the FASB Accounting Standards Codification; "GAAP" means generally accepted accounting principles in the United States; and "TBBC" means The Beaufort Bonnet Company. Additionally, the terms listed below reflect the respective period noted:

Fiscal 2027	52 weeks ending January 29, 2028
Fiscal 2026	52 weeks ending January 30, 2027
Fiscal 2025	52 weeks ended January 31, 2026
Fiscal 2024	52 weeks ended February 1, 2025
Fiscal 2023	53 weeks ended February 3, 2024
Fourth quarter Fiscal 2025	13 weeks ended January 31, 2026
Third quarter Fiscal 2025	13 weeks ended November 1, 2025
Second quarter Fiscal 2025	13 weeks ended August 2, 2025
First quarter Fiscal 2025	13 weeks ended May 3, 2025
Fourth quarter Fiscal 2024	13 weeks ended February 1, 2025
Third quarter Fiscal 2024	13 weeks ended November 2, 2024
Second quarter Fiscal 2024	13 weeks ended August 3, 2024
First quarter Fiscal 2024	13 weeks ended May 4, 2024

PART I

Item 1. *Business*

BUSINESS AND PRODUCTS

Overview

We are a leading branded apparel company that designs, sources, markets and distributes products bearing the trademarks of our portfolio of lifestyle brands: Tommy Bahama, Lilly Pulitzer, Johnny Was, Southern Tide, TBBC, Duck Head and Jack Rogers.

Our business strategy is to drive excellence across a portfolio of lifestyle brands that create sustained, profitable growth. We consider lifestyle brands to be those brands that have a clearly defined and targeted point of view inspired by an appealing lifestyle or attitude. Furthermore, we believe lifestyle brands that create an emotional connection can command greater loyalty and higher price points and create licensing opportunities. We believe the attraction of a lifestyle brand depends on creating compelling product, effectively communicating the respective lifestyle brand message and distributing products to consumers where and when they want them. We believe the principal competitive factors in the apparel industry are the reputation, value, and image of brand names; design of differentiated, innovative or otherwise compelling product; consumer preference; price; quality; marketing; product fulfillment capabilities; and customer service. Our ability to compete successfully in the apparel industry is dependent on our proficiency in foreseeing changes and trends in fashion and consumer preference and presenting appealing products for consumers. Our design-led, commercially informed lifestyle brand operations strive to provide exciting, differentiated fashion products each season as well as certain core products that consumers expect from us.

To further strengthen each lifestyle brand's connections with consumers, we directly communicate through digital and print media on a regular basis with our loyal consumers, including the more than 2.5 million who have transacted with us in the last year. We believe our ability to effectively communicate the images, lifestyle and products of our brands and create an emotional connection with consumers is critical to the success of our brands, as evidenced by our advertising which engages our consumers by conveying the lifestyle of the brand.

We believe the attraction of each of our lifestyle brands is a direct result of years of maintaining appropriate quality and design, and managing the distribution of our products. We believe this approach to quality, design, distribution and communication has been critical in allowing us to achieve the current retail price points, high gross margins and success for our brands.

During Fiscal 2025, 82% of our consolidated net sales were through our direct to consumer channels of distribution, which consist of our brand specific full-price retail stores, e-commerce websites and outlets, as well as our Tommy Bahama food and beverage operations. During Fiscal 2025, the breakdown of our consolidated net sales by direct to consumer channel was as follows: full-price retail of $509 million, or 35%; e-commerce of $506 million, or 34%; food and beverage of $121 million, or 8%; and outlet operations of $74 million, or 5%. Our direct to consumer operations provide us with the opportunity to interact directly with our customers, present to them a broad assortment of our current season products and immerse them in the theme of the lifestyle brand. We believe that presenting our products in a digital or physical setting specifically designed to showcase the lifestyle on which the brands are based enhances the image of our brands.

Our brand-specific e-commerce business remains a key profitable component of our omni-channel strategy. The gross margin profile of our e-commerce sales generally enables us to absorb incremental picking, packing and freight costs associated with direct-to-consumer fulfillment while maintaining a high profit margin on e-commerce sales.

Our 315 full-price retail stores allow us the opportunity to carry a full line of current season merchandise, including apparel, accessories and other products, all presented in an aspirational brand-specific atmosphere. We believe that our full-price retail stores provide high visibility for our brands and products and allow us to stay close to the preferences of our consumers. Further, we believe that our presentation of products and our strategy to operate the full-price retail stores with limited in-store promotional activities enhance the value and reputation of our lifestyle brands and, in turn, strengthen our business and relationships with key wholesale customers. Approximately one-half of our full-price retail stores are located in warm weather resort or travel-to destinations and states. We believe there are still opportunities for new stores in both warmer and colder climates as we believe the more important consideration is whether the location attracts the affluent consumer that we are targeting.

Additionally, our Tommy Bahama brand operates 28 food and beverage locations, including 15 Marlin Bars and 13 full-service restaurants, each located adjacent to a Tommy Bahama full-price retail store. These food and beverage locations provide us with the opportunity to immerse customers in the ultimate Tommy Bahama experience as well as attract new customers to the Tommy Bahama brand. Both Tommy Bahama and Johnny Was operate brand-specific outlet stores, which are typically utilized for end of season inventory clearance.

The remaining 18% of our net sales were generated through our wholesale distribution channels, which complement our direct to consumer operations, provide access to a larger base of consumers and generate high operating margins given the lower fixed costs associated with these operations. Our wholesale operations consist of sales of products bearing the trademarks of our lifestyle brands to better department stores, various specialty stores, multi-branded e-commerce retailers and other retailers.

At the same time, as we seek to maintain the integrity and continued success of our lifestyle brands by limiting promotional activity in our full-price retail stores and e-commerce websites, we intend to maintain controlled distribution with careful selection of the retailers through which we sell our products and generally target wholesale customers that follow a limited promotions approach. We continue to value our long-standing relationships with our wholesale customers and are committed to working with them to enhance the success of our lifestyle brands within their stores.

Competitive Environment

We operate in a highly competitive apparel market that continues to evolve rapidly with the expanding application of technology to fashion retail. Advances in digital commerce, mobile platforms, data analytics, and artificial intelligence ("AI") have expanded consumer access to information, products and brands across multiple, increasingly responsive distribution channels. Consumers now benefit from unprecedented transparency around pricing, product availability, and brand positioning, as well as accelerated fulfillment options, including same-day or next-day delivery offered by certain competitors. AI-enabled tools used across the industry that include personalized marketing, demand forecasting, dynamic pricing, and supply chain optimization have further raised customer expectations for relevance, speed, and convenience, while also intensifying competitive pressures.

This competitive and evolving environment requires brands and retailers to operate very differently than in the past. Effective competition increasingly depends on the ability to invest in technology, leverage data-driven insights, and integrate digital and physical channels to enhance customer engagement and operational efficiency. These capabilities often require significant and ongoing investments in systems, talent, and infrastructure, which may increase operating costs in the near term to support growth or maintain existing sales levels. While these changes present meaningful risks to retailers that are unable to adapt, we believe they also create opportunities for differentiated brands to deepen customer relationships, improve inventory productivity, and enhance profitability through more informed decision-making and targeted consumer engagement.

No single apparel firm or small group of apparel firms dominates the apparel industry, and our competitors vary by operating segment and distribution channel. The apparel industry is cyclical and very dependent on the overall level and focus of discretionary consumer spending, which changes as consumer preferences and regional, domestic and international economic conditions change. Also, in recent years consumers have chosen to spend less of their discretionary spending on certain product categories, including apparel, while spending more on services and other product categories.

Broader macroeconomic and geopolitical factors that are often beyond our control have added additional complexity to the competitive landscape. During Fiscal 2025, the U.S. announced significant tariff increases on imported goods, along with potential future tariffs, changes to trade policies, and revisions or terminations of existing trade agreements. Subsequent to Fiscal 2025, the U.S. Supreme Court ruled against the Administration's use of tariffs imposed under the International Emergency Economic Powers Act ("IEEPA"). Following that decision, the U.S. implemented tariffs under alternative statutory authorities. These developments, including the evolving legal and regulatory framework governing tariffs, have increased uncertainty regarding global trade relationships and contributed to concerns about higher inflation, supply chain disruption, and a potential global economic slowdown. In addition, U.S. tax legislation enacted in July 2025, commonly referred to as the One Big Beautiful Bill Act, extended many provisions of the Tax Cuts and Jobs Act of 2017 and introduced other new provisions, adding further complexity to the operating environment.

Concerns about inflationary pressures, elevated interest rates, and broader economic uncertainty have continued to weigh on consumer sentiment and discretionary income, contributing to more cautious spending behavior. In response to softer demand and traffic volatility, many retailers have increased promotional activity in an effort to stimulate demand, improve conversion, and manage inventory levels, which has further intensified price competition. At the same time, structural changes within the wholesale channel, particularly among department stores, have included consolidations, restructurings, bankruptcies, ownership changes, and an increased number of store closures, adding further complexity to the retail landscape.

Separately, ongoing geopolitical conflicts and related disruptions, including the ongoing war in Ukraine and the U.S.-Iran conflict and potential regime change in Iran as well as other hostilities in the Middle East and around the world have contributed to considerable macroeconomic uncertainty, volatility in energy and transportation costs, and heightened risk across international supply chains. These conditions have indirectly pressured consumer confidence and spending levels while also increasing operational uncertainty for retailers and brands with global sourcing and distribution networks.

Taken together, these competitive, technological, economic, and geopolitical dynamics have amplified the inherent challenges of operating in the apparel industry and created a complex retail environment. Historically, periods of economic disruption or downturn have often had prolonged effects on consumer behavior and retail demand, extending beyond the initial period of macroeconomic stress. These conditions impacted our businesses and financial results during Fiscal 2025 and may continue to do so in the future, requiring continued focus on operational agility, disciplined investment, and the strategic use of technology, including AI, to navigate sustained uncertainty and competition.

Investments and Opportunities

The continued evolution of the fashion retail industry presents both meaningful risks and significant opportunities. Rapid technological change, heightened competition, shifting consumer behavior, and ongoing macroeconomic uncertainty have increased the importance of operational agility, disciplined investment, and the effective use of data and technology. We believe our portfolio of lifestyle brands is well positioned to compete and grow in this environment due to its strong emotional connections with consumers and ability to engage customers across multiple channels, and we continue to invest in and leverage technology to serve consumers when, where, and how they choose to shop.

These investments include enhancements to digital commerce platforms, data analytics, and artificial intelligence-enabled capabilities that support more personalized marketing, improved inventory and demand planning, and a more seamless, cross-channel shopping experience. Each of our brands seeks to further enhance a customer-focused, digitally enabled, mobile-enabled, and personalized experience that aligns with evolving brand discovery and purchasing behaviors.

Fiscal 2025 and Fiscal 2024 were particularly heavy years for investment in capital expenditures with investments primarily associated with our multi-year project to build a new distribution center in Lyons, Georgia to ensure best-in-class direct-to-consumer throughput capabilities for our brands, direct to consumer location build-outs for new, relocated or remodeled locations, technology and related enhancements to support our direct to consumer operations and administrative office expenditures. While we intend to continue with investments in technology and related enhancements in Fiscal 2026, we expect significantly reduced capital expenditures as we completed the building of the new distribution center in Lyons, Georgia in the First Quarter of Fiscal 2026 and intend to continue reducing the number of new direct to consumer locations.

In addition to capital expenditures, we intend to continue investing in our SG&A infrastructure, including talent, technology, and brand building initiatives, while also placing increased emphasis on cost discipline and operating efficiency. As we look to Fiscal 2026, we plan to closely evaluate our SG&A spending and identify opportunities to reduce costs and improve productivity.

Beyond investments in our existing lifestyle brands, we will continue to evaluate opportunities to deploy capital in a disciplined manner, including those related to the potential acquisition of additional lifestyle brands that meet our strategic and financial criteria, as well as opportunistic actions to return capital to shareholders when circumstances warrant. Our capital allocation decisions are intended to balance near-term financial discipline with long-term value creation in an industry where economic cycles and periods of disruption can have extended effects on consumer demand and competitive dynamics.

Important factors relating to certain risks, many of which are beyond our ability to control or predict, which could impact our business are described in Part I, Item 1A. Risk Factors of this report.

Operating Segments

We identify our operating segments based on the way the chief operating decision maker ("CODM") organizes the components of our business for purposes of allocating resources and assessing performance. Our operating segment structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across each brand's direct to consumer, wholesale and licensing operations, as applicable. Our business is organized as our Tommy Bahama, Lilly Pulitzer, Johnny Was and Emerging Brands reportable segments. For additional information about each of our reportable segments as well as Corporate and Other, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 2 of our consolidated financial statements, each included in this report.

Tommy Bahama

Tommy Bahama, which represents 56% of our net sales, designs, sources, markets and distributes men's and women's sportswear and related products. Tommy Bahama's typical consumer is older than 45 years old, has a household annual income in excess of $150,000, lives in or travels to warm weather and resort locations and embraces a relaxed and casual approach to daily living. Tommy Bahama products can be found in our Tommy Bahama stores and on our Tommy Bahama e-commerce website, tommybahama.com, as well as at better department stores, independent specialty stores and multi-branded e-commerce retailers. We also operate Tommy Bahama food and beverage locations and license the Tommy Bahama name for various product categories. During Fiscal 2025, 95% of Tommy Bahama's sales were in the United States, with the remaining sales in Australia, Canada and New Zealand.

Direct to Consumer Operations

A key component of our Tommy Bahama strategy is to operate retail stores, e-commerce websites and food and beverage concepts, which we believe permits us to develop and build brand awareness by presenting our products in a setting specifically designed to showcase the aspirational lifestyle on which the products are based. Our Tommy Bahama direct to consumer channels, which consist of full-price retail store, e-commerce, food and beverage and outlet store operations, in the aggregate, represented 85% of Tommy Bahama's net sales in Fiscal 2025. Full-price retail store, e-commerce, food and beverage and outlet store net sales accounted for 37%, 25%, 15% and 8%, respectively, of Tommy Bahama's net sales in Fiscal 2025.

Our Tommy Bahama e-commerce business generated $203 million, or 25% of Tommy Bahama's net sales, in Fiscal 2025. Our Tommy Bahama websites, including the tommybahama.com website, allow consumers to buy Tommy Bahama products directly from us via the internet. These websites also enable us to increase our database of consumer contacts, which allows us to communicate directly and frequently with consenting consumers.

Our direct to consumer strategy for the Tommy Bahama brand also includes locating and operating full-price retail stores in lifestyle shopping centers, resort destinations, brand-appropriate street locations and upscale malls. Generally, we seek to locate our full-price retail stores in shopping areas and malls that have high-profile or upscale consumer brand adjacencies. As of January 31, 2026, the majority of our Tommy Bahama full-price retail stores were in street-front locations or lifestyle centers with the remainder primarily in regional indoor malls, with a number of those regional indoor locations in resort travel destinations. We believe that we have opportunities for continued sales growth for Tommy Bahama, particularly in our women's business, which represented 36% of sales in our direct to consumer operations in both Fiscal 2025 and Fiscal 2024 with women's swim representing about one-third of the women's business. For Tommy Bahama's domestic full-price retail stores and retail-food and beverage locations operating for the full Fiscal 2025 year, sales per gross square foot, excluding food and beverage sales and food and beverage space, were approximately $715, compared to approximately $770 in Fiscal 2024.

As of January 31, 2026, we operated 28 Tommy Bahama food and beverage locations including 15 Marlin Bar locations and 13 restaurant locations, each located adjacent to a Tommy Bahama full-price retail store location. These retail-food and beverage locations, which generated over one-quarter of Tommy Bahama's net sales in Fiscal 2025, provide us with the opportunity to immerse customers in the ultimate Tommy Bahama experience. We do not anticipate that the majority of our full-price retail locations will have an adjacent food and beverage location; however, we have determined that an adjacent food and beverage location can further enhance the image or exposure of the brand in select, high-profile, brand appropriate locations. The net sales per square foot in our domestic full-price retail stores that are adjacent to a food and beverage location have historically been approximately twice the sales per square foot of our other domestic full-price retail stores. We believe that the customers who immerse themselves into the Tommy Bahama lifestyle by having a meal or a drink at the Tommy Bahama food and beverage location and visiting the adjacent full-price retail store may be enticed to purchase additional Tommy Bahama merchandise and potentially have a memorable consumer experience that further enhances the relationship between Tommy Bahama and the consumer. The Marlin Bar concept, like our traditional restaurant locations, is adjacent to one of our full-price retail store locations and serves food and beverages, but in a smaller space and with food options more focused on fast, yet upscale, casual dining, with small plate offerings rather than entrees. We believe that the smaller footprint, reduced labor requirements and lower required capital expenditure of the Marlin Bar concept provides us with the long-term potential for opening additional retail-food and beverage locations that are more in line with evolving customer trends toward fast casual dining, particularly with younger consumers.

Typically, at the end of the summer and holiday season, Tommy Bahama will conduct sales both in-store and online to move end of season product. Utilizing Tommy Bahama's Enterprise Order Management (EOM) system, many online orders will be fulfilled from retail stores, greatly reducing the amount of goods that ultimately get transferred from full-price retail stores to outlet stores. Tommy Bahama utilizes its outlet stores, which generated 8% of total Tommy Bahama sales in Fiscal 2025, and sales to off-price retailers to sell the remaining end of season or excess inventory. Our Tommy Bahama outlet stores are generally located in outlet shopping centers that include other upscale retailers and serve an important role in overall inventory management by often allowing us to sell discontinued and out-of-season products at better prices than are otherwise available from outside parties. We believe that this approach has helped us protect the integrity of the Tommy Bahama brand by allowing our full-price retail stores to limit promotional activity while controlling the distribution of discontinued and out-of-season product. To supplement the clearance items sold in Tommy Bahama outlets and offer a more comprehensive selection of products and sizes, we merchandise our Tommy Bahama outlets with certain made-for products.

The table below provides certain information regarding Tommy Bahama direct to consumer locations as of January 31, 2026.

	Full-Price Retail Stores	Retail-Food and Beverage Locations [1]	Outlet Stores	Total
Florida	20	11	6	37
California	14	4	3	21
Texas	5	3	3	11
Hawaii	4	4	1	9
Other states	37	6	16	59
Total domestic	80	28	29	137
Canada	6	—	2	8
Total North America	86	28	31	145
Australia	14	—	5	19
New Zealand	2	—	1	3
Total	102	28	37	167
Average square feet per store[2]	3,300	4,300	4,000	
Total square feet at year end [2]	336,000	120,000	148,000	

[1] Consists of 15 Marlin Bar locations and 13 traditional format retail-restaurant locations.
[2] Square feet for retail-food and beverage locations consists of retail square footage and excludes square feet used in the associated food and beverage operations.

During Fiscal 2025, Florida, California, Hawaii and Texas represented 34%, 16%, 12% and 9%, respectively, of our Tommy Bahama direct to consumer retail and retail-food and beverage location sales. Including e-commerce sales, during Fiscal 2025, Florida, California, Hawaii and Texas represented 28%, 15%, 9% and 8%, respectively, of total Tommy Bahama direct to consumer sales.

The table below reflects the changes in store count for Tommy Bahama locations during Fiscal 2025.

	Full-Price Retail Stores	Retail-Food and Beverage Locations	Outlet Stores	Total
Open as of beginning of fiscal year	106	24	36	166
Opened	6	4	3	13
Closed	(10)	—	(2)	(12)
Open as of end of fiscal year	102	28	37	167

During Fiscal 2025, two of the four new retail-food and beverage locations were conversions of existing full-price retail stores. In future periods, we expect additional conversions of existing full-price retail stores into retail-food and beverage locations. In Fiscal 2026, we are targeting three new full-price retail locations and one outlet store location. We believe that in Fiscal 2026, we may also close some locations that are not delivering our expectations for returns, including certain outlets and full-price retail locations.

The construction and/or relocation of retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater operating costs. In addition to new store openings, we also incur capital expenditure costs related to remodels or expansions of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate. The cost of a Tommy Bahama Marlin Bar is significantly more than the cost of a full-price retail store and can vary significantly depending on a variety of factors. The cost to build out a Marlin Bar location averages more than $5 million and future locations may be more or less expensive than that amount. For most of our full-price retail stores and our Marlin Bar locations, the landlord often provides certain incentives to fund a portion of our capital expenditures.

Wholesale Operations

To complement our direct to consumer operations and have access to a larger group of consumers, we maintain a wholesale business for Tommy Bahama. Tommy Bahama's wholesale customers include better department stores, specialty stores and multi-brand e-commerce retailers that generally follow a retail model approach with limited discounting. We value our long-standing relationships with our wholesale customers and are committed to working with them to enhance the success of the Tommy Bahama brand within their stores.

With its wide distribution currently, we believe that domestic sales growth in our men's apparel wholesale business may be somewhat limited in the long term. However, we believe that we may have opportunities for wholesale sales increases for our Tommy Bahama women's business in the future, with its appeal evidenced by its performance in our full-price retail stores and e-commerce websites. Wholesale sales for Tommy Bahama accounted for 15% of Tommy Bahama's net sales in Fiscal 2025. Approximately 10% of Tommy Bahama's net sales reflects sales to major department stores with our remaining wholesale sales primarily to specialty stores and off-price retailers. During Fiscal 2025, 11% of Tommy Bahama's net sales were to Tommy Bahama's 10 largest wholesale customers, with its largest customer representing 5% of Tommy Bahama's net sales.

Tommy Bahama Resort

Pursuant to a licensing arrangement, Tommy Bahama earns royalty income associated with the operation of the Tommy Bahama Miramonte Resort & Spa in Indian Wells, California. The property is managed and operated by a national commercial and hospitality real estate company with experience in premier resort development and operations.

Lilly Pulitzer

Lilly Pulitzer designs, sources, markets and distributes upscale collections of women's and girl's dresses, sportswear and related products. The Lilly Pulitzer brand was originally created in the late 1950s by Lilly Pulitzer and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle. The brand is somewhat unique among women's brands in that it has demonstrated multi-generational appeal, including among young women in college or recently graduated from college; young mothers with their daughters; and women who are not tied to the academic calendar.

Lilly Pulitzer products can be found on our Lilly Pulitzer website, lillypulitzer.com, in our owned Lilly Pulitzer stores, and in Lilly Pulitzer Signature Stores, which are described below, as well as in independent specialty stores and better department stores. During Fiscal 2025, 39%, 34% and 11% of Lilly Pulitzer's net sales were for women's dresses, sportswear, and Luxletic athleisure products, respectively, with the remaining sales consisting of Lilly Pulitzer accessories, including scarves, bags, jewelry and belts, children's apparel, swim, footwear and licensed products.

Direct to Consumer Operations

Lilly Pulitzer's direct to consumer distribution channel, which consists of e-commerce operations and full-price retail stores, represented 83% of Lilly Pulitzer's net sales in Fiscal 2025. A key element of our Lilly Pulitzer strategy is the lillypulitzer.com website, which generated $164 million, or 49%, of Lilly Pulitzer's net sales in Fiscal 2025.

Our Lilly Pulitzer website, lillypulitzer.com, allows consumers to buy Lilly Pulitzer products directly from us via the internet. We also utilize the Lilly Pulitzer website as an effective means of liquidating discontinued or out-of-season inventory in a brand appropriate manner and at gross margins in excess of 40% via e-commerce flash clearance sales. These sales create a significant amount of excitement with loyal Lilly Pulitzer consumers, who are looking for an opportunity to purchase Lilly Pulitzer products at a discounted price and are also important in attracting new consumers to the Lilly Pulitzer brand. These e-commerce flash clearance sales typically run for two to three days during end of season clearance periods allowing the Lilly Pulitzer website to generally remain full price for the remainder of the year. During Fiscal 2025, 44% of Lilly Pulitzer's e-commerce sales, or 21% of Lilly Pulitzer's net sales, were e-commerce flash clearance sales.

Another key component of our Lilly Pulitzer direct to consumer strategy is the operation of our own Lilly Pulitzer stores, which represented 34% of Lilly Pulitzer's net sales in Fiscal 2025. Our full-price retail store strategy for the Lilly Pulitzer brand includes operating full-price retail stores in higher-end lifestyle shopping centers and malls, resort destinations and brand-appropriate street locations. As of January 31, 2026, over 45% of our Lilly Pulitzer full-price stores were located in outdoor regional lifestyle centers and approximately 20% of our Lilly Pulitzer stores were located in indoor regional malls, with the remaining locations in resort or street locations. In certain seasonal locations such as Nantucket, Massachusetts and Watch Hill, Rhode Island, our stores are only open during the resort season. Additionally, we may open temporary pop-up stores in certain locations.

Lilly Pulitzer's full-price retail store sales per gross square foot for Fiscal 2025 were approximately $730 for the full-price retail stores which were open the full Fiscal 2025 year, as compared to $748 in Fiscal 2024. The table below provides certain information regarding Lilly Pulitzer direct to consumer locations as of January 31, 2026.

	Full-Price Retail Stores
Florida	23
Massachusetts	6
North Carolina	5
Virginia	4
Other	29
Total	67
Average square feet per store	2,400
Total square feet at year-end	161,000

During Fiscal 2025, 51% of Lilly Pulitzer's full-price retail store sales were in stores located in Florida with no other state generating more than 10% of full-price retail store sales. Including e-commerce sales, during Fiscal 2025, Florida represented 35% of total Lilly Pulitzer direct to consumer sales.

The table below reflects the changes in direct to consumer location count for Lilly Pulitzer stores during Fiscal 2025.

	Full-Price Retail Stores
Open as of beginning of fiscal year	64
Opened	7
Closed	(4)
Open as of end of fiscal year	67

We opened a total of three net new Lilly Pulitzer stores during Fiscal 2025. Currently, we expect to open at least four new full-price retail stores in Fiscal 2026, with the anticipated new stores in Massachusetts, Illinois, South Carolina and Florida. We are in the process of identifying sites or negotiating leases for additional locations. We continue to look for other appropriate locations and anticipate returning to a pace of opening as many as five locations per year in the future. At the same time, we may relocate or close a limited number of locations at lease expiration, or sooner based on store performance. The construction or relocation of retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater operating costs. In addition to new store openings, we also incur capital expenditure costs related to remodels or expansions of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate.

Wholesale Operations

To complement our direct to consumer operations and have access to a larger group of consumers, we maintain wholesale operations for Lilly Pulitzer. These wholesale operations, which represented 17% of Lilly Pulitzer's net sales in Fiscal 2025, are primarily with Signature Stores, better department stores and independent specialty stores that generally follow a retail model approach with limited discounting. During Fiscal 2025, Signature Stores, better department stores and independent specialty stores comprised approximately 25%, 20% and 15%, respectively, of Lilly Pulitzer's wholesale sales. During Fiscal 2025, approximately 33% of Lilly Pulitzer's wholesale sales were to off-price retailers. The remaining wholesale sales were primarily to national accounts, including online retailers. Lilly Pulitzer's net sales to its 10 largest wholesale customers represented approximately 10% of Lilly Pulitzer's net sales in Fiscal 2025 with its largest customer representing less than 5% of Lilly Pulitzer's net sales.

An important part of Lilly Pulitzer's wholesale distribution is sales to Signature Stores. For these stores, we enter into agreements whereby we grant the other party the right to independently operate one or more stores as a Lilly Pulitzer Signature Store, subject to certain conditions, including designating substantially all floor space specifically for Lilly Pulitzer products and adhering to certain trademark usage requirements. We sell products to these Lilly Pulitzer Signature Stores on a wholesale basis and do not receive royalty income associated with these sales. As of January 31, 2026, there were 42 Lilly Pulitzer Signature Stores.

Johnny Was

Johnny Was is a California lifestyle brand that designs, sources, markets and distributes upscale collections of affordable luxury, artisan-inspired bohemian apparel, accessories and home goods. The Johnny Was brand was founded in 1987 and continues to transcend fashion trends with its beautifully crafted, globally inspired products and demonstrates a unique ability to combine and mix elevated fabrics, patterns, bespoke prints and artisanal embroidery that distinguishes its product in the marketplace. Johnny Was products can be found on the Johnny Was website, johnnywas.com, and in our full-price retail stores as well as select department stores and specialty stores. During Fiscal 2025, approximately 90% of the net sales of Johnny Was were for women's apparel, with the remaining sales consisting of Johnny Was accessories, including home products, shoes, scarves, handbags, and jewelry.

Direct to Consumer Operations

The Johnny Was direct to consumer distribution channel, which consists of e-commerce, full-price retail and outlet store operations, represented 81% of the Johnny Was net sales in Fiscal 2025. A key element of the Johnny Was strategy is the johnnywas.com website, which generated $72 million of net sales, or 43% of the net sales of Johnny Was, in Fiscal 2025. Another key component of our Johnny Was direct to consumer strategy is to operate our own Johnny Was full-price and outlet stores, which represented 36% and 2%, respectively, of the net sales of Johnny Was in Fiscal 2025.

Our full-price retail store strategy for the Johnny Was brand includes operating full-price retail stores in higher-end lifestyle shopping centers and malls, resort destinations and brand-appropriate street locations. As of January 31, 2026, about 75% of the Johnny Was full-price stores were located in lifestyle centers, open air shopping environments or street front locations with the remaining 25% of locations in indoor regional malls. Full-price retail store sales per gross square foot for Johnny Was which were open the full Fiscal 2025 year were approximately $490 as compared to $614 in Fiscal 2024.

Our Johnny Was outlet stores are generally located in outlet shopping centers that include other upscale retailers and serve an important role in overall inventory management by often allowing us to sell discontinued and out-of-season products at better prices than are otherwise available from outside parties.

The table below provides certain information regarding Johnny Was direct to consumer locations as of January 31, 2026.

	Full-Price Retail Stores	Outlet Stores	Total
California	19	2	21
Texas	9	—	9
Florida	8	1	9
New York	5	—	5
Other states	34	—	34
Total	75	3	78
Average square feet per store	1,700	1,600	
Total square feet at year end	127,000	5,000	

During Fiscal 2025, 26%, 14% and 13% of the retail store sales of Johnny Was were in stores located in California, Texas and Florida, respectively. During Fiscal 2025, including e-commerce sales, California, Texas, and Florida represented 22%, 13% and 11%, respectively, of our total Johnny Was direct to consumer sales.

The table below reflects the changes in store count for Johnny Was during Fiscal 2025.

	Full-Price Retail Stores	Outlet Stores	Total
Open as of beginning of fiscal year	77	3	80
Opened	1	—	1
Closed	(3)	—	(3)
Open as of end of fiscal year	75	3	78

Currently, we do not expect to open net new retail locations during Fiscal 2026. During Fiscal 2026, we may close or relocate locations at lease expiration, or sooner based on store performance. In relation to store relocations, we may incur capital expenditure costs related to remodels or expansions of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate. The construction or relocation of retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater operating costs.

Wholesale Operations

To complement our direct to consumer operations and have access to a larger group of consumers, we maintain wholesale operations for Johnny Was. These wholesale operations are primarily with better independent specialty and department stores and multi-branded e-commerce retailers that generally follow a retail model approach with limited discounting. During Fiscal 2025, 19% of the net sales of Johnny Was were sales to wholesale customers and approximately 45% and 25% of the wholesale sales of Johnny Was were to department stores and specialty stores, respectively. The remaining wholesale sales were primarily to off-price retailers and distributors in countries outside of the United States. Net sales to the 10 largest wholesale customers of Johnny Was represented 14% of the net sales of Johnny Was during Fiscal 2025 with its largest customer representing less than 5% of Johnny Was' net sales.

Emerging Brands

Emerging Brands consists of the operations of our smaller, earlier stage Southern Tide, TBBC, Duck Head and Jack Rogers brands. Investments in smaller lifestyle brands that are unconsolidated entities are also included within Emerging Brands. Each of the brands included in Emerging Brands designs, sources, markets and distributes apparel and related products bearing its respective trademarks and is supported by our emerging brands team that provides certain support functions to the smaller brands, including marketing and advertising execution, analysis and other functions. The shared resources provide for operating efficiencies and enhanced knowledge sharing across the brands. We acquired Southern Tide in 2016, Duck Head in 2016, TBBC in 2017 and Jack Rogers in 2023.

The table below reflects the net sales (in thousands) for Fiscal 2025 by brand for each brand included in Emerging Brands.

	Fiscal 2025
Southern Tide	$ 67,970
TBBC	48,169
Duck Head	19,672
Jack Rogers	7,068
Total Emerging Brands net sales	$ 142,879

The brands distribute their products on their brand-specific e-commerce websites, southerntide.com, thebeaufortbonnetcompany.com, duckhead.com and jackrogersusa.com, as well as wholesale channels of distribution for each brand that may include independent specialty retailers, better department stores and brand specific Signature Stores. During Fiscal 2025, the majority of the net sales of all operating segments within Emerging Brands were direct to consumer sales.

Also, even as both brands have expanded their footprints in recent years, a key component of our Southern Tide and TBBC growth strategy remains to improve the performance of our existing direct to consumer retail store operations and open only a limited number of new locations in the near-term. The table below provides certain information regarding the Emerging Brands direct to consumer locations as of January 31, 2026.

	Southern Tide	TBBC	Total Emerging Brands
Florida	11	3	14
South Carolina	4	2	6
Texas	4	1	5
Massachusetts	3	1	4
Other states	12	2	14
Total	34	9	43
Average square feet per store	1,600	1,400	
Total square feet at year end	55,000	12,000	

The table below reflects the changes in direct to consumer location count for Emerging Brands during Fiscal 2025.

	Southern Tide	TBBC	Total Emerging Brands
Open as of beginning of fiscal year	30	5	35
Opened	6	4	10
Closed	(2)	—	(2)
Open as of end of fiscal year	34	9	43

We opened a total of four net new Southern Tide stores during Fiscal 2025, including new stores in Florida, South Carolina, Arizona, Virginia, Kentucky and Rhode Island. We also opened four new TBBC retail stores in Massachusetts,

South Carolina, Florida and Pennsylvania during Fiscal 2025. Currently, we do not expect to open net new Southern Tide or TBBC retail locations during Fiscal 2026. During Fiscal 2026, we may close or relocate locations at lease expiration, or sooner based on store performance. In relation to store relocations, we may incur capital expenditure costs related to remodels or expansions of existing stores, particularly when we renew or extend a lease beyond the original lease term, or otherwise determine that a remodel of a store is appropriate. The construction or relocation of retail stores requires a greater amount of initial capital investment than wholesale operations, as well as greater operating costs.

Corporate and Other

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, the elimination of inter-segment sales, any other items that are not allocated to the operating segments, including LIFO (as defined below) inventory accounting adjustments as our LIFO pool does not correspond to our operating segment definitions, the operations of our Lyons, Georgia distribution center and our minority ownership interest in the Tommy Bahama Miramonte Resort & Spa.

TRADEMARKS

We own trademarks, many of which are very important and valuable to our business, including Tommy Bahama®, Lilly Pulitzer®, Johnny Was®, Southern Tide®, The Beaufort Bonnet Company®, Duck Head® and Jack Rogers®. Generally, our trademarks are subject to registrations and pending applications throughout the world for use on apparel and, in some cases, apparel-related products, accessories and home furnishings, as well as in connection with retail services. We continue to evaluate our worldwide usage and registration of our trademarks. In general, trademarks remain valid and enforceable as long as the trademarks are used in connection with our products and services in the relevant jurisdiction and the required registration renewals are filed. Important factors relating to risks associated with our trademarks include, but are not limited to, those described in Part I, Item 1A. Risk Factors.

ADVERTISING AND MARKETING

During Fiscal 2025, we incurred $104 million, or 7% of net sales, of advertising expense. Advertising and marketing are an integral part of the long-term strategy for our lifestyle brands, and we therefore devote significant resources to these efforts. Thus, we believe that it is very important that our brands communicate regularly with consumers about product offerings or other brand events in order to maintain and strengthen connections with consumers, as well as to strategically deploy top-of-funnel marketing initiatives to introduce and welcome prospective customers to our brands. Our advertising emphasizes the respective brand's image and lifestyle and attempts to engage individuals within the target consumer demographic and guide them on a regular basis to our e-commerce websites, direct to consumer locations or wholesale customers' stores and websites in search of our products.

We increasingly utilize digital marketing, social media and email, and continue to use traditional direct mail communications, to interact with our consumers. We vary our engagement tactics to elevate the consumer experience as we attract new consumers, drive conversion, build loyalty, activate consumer advocacy and address the transformation of consumer shopping behaviors. Our creative marketing teams design and produce imagery and content, social media strategies and email and print campaigns designed to inspire the consumer and drive traffic to the brand. We attempt to increase our brand awareness through a strategic emphasis on technology and the elevation of our digital presence which encompasses e-commerce, mobile e-commerce, digital media, social media and influencer marketing. In this environment where many people are digital-first consumers, we continue to enhance our approach to digital marketing and invest in analytical capabilities to promote a more personalized experience across our distribution channels. At the same time, we continue to innovate to better meet consumer online shopping preferences (e.g. loyalty, ratings and reviews and mobile phone applications) and build brand equity. The ongoing trend towards a digital first consumer provided a catalyst for accelerating the implementation of new direct to consumer business models and consumer engagement programs, such as selling through social media.

Marketing initiatives in our direct to consumer operations may include special event promotions, including loyalty award card, Flip Side, Friends & Family and gift with purchase events and a variety of public relations activities designed to create awareness of our brands and products, drive traffic to our websites and stores, convert new consumers and increase demand and loyalty. Our various initiatives are effective in increasing online and in-store traffic resulting in the proportion of our sales that occur during our promotional marketing initiatives, such as Tommy Bahama's Friends & Family events, increasing in recent years, which puts some downward pressure on our direct to consumer gross margins.

Our marketing may also include sponsorships, collaborations, and co-branding initiatives, which may be for a particular cause or non-profit organization that is expected to resonate with target consumers. For certain of our wholesale customers, we may also provide point-of-sale materials and signage to enhance the presentation of our products at their retail locations and/or participate in cooperative advertising programs.

<h2 style="text-align:center">PRODUCT DESIGN; MERCHANDISING</h2>

We believe that one of the key competitive factors in the apparel industry is the design and merchandising of differentiated, innovative or otherwise compelling product that resonates with our target consumers. Our ability to compete successfully in the apparel industry is dependent on our proficiency in foreseeing changes and trends in fashion and consumer preference and presenting appealing products for consumers. Our design-led, commercially informed lifestyle brand operations strive to provide exciting, differentiated products each season.

Each of our lifestyle brands' products are designed and developed by dedicated brand-specific teams who focus on the target consumer for the respective brand. The design process includes feedback from buyers, consumers and sales agents, along with market trend research. Our apparel products generally incorporate fabrics made of cotton, silk, linen, polyester, cellulosic fibers, leather and other natural and man-made fibers, or blends of two or more of these materials.

During Fiscal 2025 and going into Fiscal 2026, we have also been particularly focused on the effectiveness of merchandising strategies across our brands, emphasizing alignment of assortment, allocation and inventory flow closely to consumer demand. These efforts are designed to improve our ability to place the right product in the right channels, stores and geographies at the right time, while increasing visibility into product performance, local demand patterns and inventory productivity. By strengthening the connection between merchandising decisions and consumer buying behavior, we are working to improve full-price selling, reduce markdown risk and enhance overall customer responsiveness. The current initiatives are aimed at increasing in-stock positions on key items, improving the productivity of inventory by location and channel and enabling faster reaction to shifts in consumer preferences and selling trends. We believe that more effective merchandising execution can contribute meaningfully to improved gross profit and gross margin performance over time by driving better sell-through, reducing excess inventory and optimizing product availability.

<h2 style="text-align:center">PRODUCT SOURCING</h2>

We intend to maintain flexible, diversified, cost-effective sourcing operations that provide high-quality apparel and related products. Our operating segments, either internally, or through the use of third-party vendors or buying agents, manage the production and sourcing of substantially all of our apparel and related products from non-exclusive, third party producers located in foreign countries.

Although we place a high value on long-term relationships with our suppliers of apparel and related products and have used many of our suppliers for a number of years, we do not have long-term contracts with our suppliers. Instead, we conduct business on an order-by-order basis. As a result, we compete with other companies for the production capacity of independent manufacturers. We believe that this approach provides us with significant flexibility in identifying and shifting among manufacturers while considering quality, cost, delivery timing, and other criteria.

During Fiscal 2025, we purchased our products from approximately 360 suppliers, which was a significant increase from Fiscal 2024 primarily driven by the supply chain diversification initiatives described below. Consistent with previous years, a significant concentration of our suppliers is located in Asia. During Fiscal 2025, our 10 largest suppliers accounted for approximately one-quarter of our product purchases with no individual third party manufacturer, licensee or other supplier accounting for more than 10% of our product purchases in total. We generally acquire products sold in our food and beverage operations from various third party domestic suppliers.

During Fiscal 2025, we undertook significant actions to accelerate the diversification of our sourcing footprint. During Fiscal 2024 and based on our initial projections for Fiscal 2025, approximately 40% of our apparel and related products were sourced, or planned to be sourced, from producers located in China. Based on strategic initiatives to diversify our sourcing that were initially prompted by the uncertainties in the trade environment early in Fiscal 2025, our total sourcing production during Fiscal 2025 from China was 29% of our products purchased during the year. Going into Fiscal 2026, our annualized run rate for China production has been reduced to approximately 15% of total production, with the total China concentration in Fiscal 2025 reflecting previous order commitments prior to the Administration's announcement in early Fiscal 2025 of the implementation of new global tariff rates.

As part of these actions, we accelerated inventory purchases to mitigate the impact of anticipated tariff increases and reallocated production to alternative countries, frequently utilizing the same suppliers that operate manufacturing facilities in multiple jurisdictions. This approach enabled us to maintain continuity in quality and execution while materially shifting country-of-origin exposure.

Reflecting the diversification of our sourcing footprint, approximately 24% of our apparel and related products were sourced from producers located in Vietnam and 10% from Indonesia during Fiscal 2025. Other than Vietnam, Indonesia and China, no other country represented more than 10% of such purchases. During Fiscal 2025, most of our brands, with the exception of Johnny Was, made significant progress in diversifying their sourcing footprint. While we have made progress in diversifying finished-goods manufacturing locations, the majority of fabrics used in our apparel and related products currently originate in China, even when final assembly occurs elsewhere.

We purchase our apparel and related products from third-party producers, substantially all as package purchases of finished goods. These products are manufactured to our design and fabric specifications with oversight by us or our third-party vendors or buying agents. The use of third-party producers reduces the amount of capital investment required by us, as operating manufacturing facilities requires a significant amount of capital investment, labor and oversight. We depend on third-party producers to secure a sufficient supply of specified raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. We believe that purchasing substantially all of our products as package purchases allows us to reduce our working capital requirements as we are not required to purchase, or finance, the purchase of the raw materials or other production costs related to our apparel and related product purchases until we take ownership of the finished goods, which typically occurs when the goods are shipped by the third-party producers.

As the manufacture and transportation of apparel and related products for our brands may take as many as six months for each season, we typically make commitments months in advance of when products will arrive in our full-price retail stores or our wholesale customers' stores. As our merchandising departments must estimate our requirements for finished goods purchases for our own full-price retail stores and e-commerce sites based on historical product demand data and other factors, and as purchases for our wholesale accounts must be committed to prior to the receipt of all wholesale customer orders, we carry the risk that we have purchased more inventory than will ultimately be desired or that we will not have purchased sufficient inventory to satisfy demand, resulting in lost sales opportunities.

IMPORT RESTRICTIONS AND OTHER GOVERNMENT REGULATIONS

We are exposed to certain risks as a result of our international operations as substantially all of our merchandise, as well as the products purchased by our licensing partners, is manufactured by foreign suppliers. Products imported by us, or imported by others and ultimately sold to us, are subject to customs, trade and other laws and regulations governing their entry into the United States and other countries where we sell our products, including various federal, state, local and foreign laws and regulations that govern any of our activities that may have adverse environmental, health and safety effects. Noncompliance with these laws and regulations may result in significant monetary penalties.

Substantially all of the merchandise we acquire is subject to duties assessed on the value of the imported product. These amounts represent a component of the inventories we sell and are included in cost of goods sold in our consolidated statements of operations. Duty rates vary depending on the type of garment, fiber content and country of origin and remain subject to change in future periods. In addition, while the World Trade Organization's member nations have eliminated quotas on apparel and textiles, the United States and other countries into which we import our products are still permitted in certain circumstances to impose "anti-dumping" or "countervailing" duties in response to threats to their comparable domestic industries.

We paid total duties and tariffs of $95 million on products imported into the United States directly by us in Fiscal 2025, compared to $60 million in Fiscal 2024, representing a significant year-over-year increase. The average duty and tariff rate on those products was approximately 30% of the value of the imported product in Fiscal 2025, compared to approximately 19% in Fiscal 2024. The increase in both total duties and tariffs paid and the effective duty rate in Fiscal 2025 was primarily attributable to tariffs implemented during Fiscal 2025.

The global trade environment has become increasingly dynamic, with tariff policies and related trade measures changing frequently and often with limited advance notice. During Fiscal 2025, the United States government increased tariffs on certain imported goods across a range of industries, including apparel and related products. Subsequent to Fiscal 2025, the U.S. Supreme Court ruled against the Administration's use of tariffs under IEEPA. Following that decision, tariffs were implemented under alternative statutory authorities, and the scope and duration of such measures continue to evolve. The potential for additional increases or new trade restrictions remains uncertain and subject to ongoing regulatory and geopolitical developments. In addition, the process and timing for any potential adjustments or refunds of previously assessed duties remain uncertain. Future increases in duties or the imposition of additional trade measures could adversely affect the apparel retail industry and may increase our cost of goods sold or otherwise impact our operations, net sales, net earnings or cash flows.

Although we have not been materially inhibited from sourcing products from desired markets historically, we cannot assure that significant impediments will not arise in the future as a result of changes in trade policy, regulatory enforcement, or geopolitical developments. Our management actively monitors the evolving regulatory environment applicable to international trade and importation, including changes in tariffs, customs requirements, and trade regulations, and evaluates their potential impact on our operations.

In addition, apparel and other related products sold by us are subject to stringent and complex product performance and security and safety standards, laws and other regulations. These regulations relate principally to product labeling, product content, certification of product safety and importer security procedures. We believe that we are in material compliance with those regulations. Our licensed products and licensing partners are also generally subject to such regulations.

Important factors relating to risks associated with government regulations, including forced labor laws, include those described in Part I, Item 1A. Risk Factors.

DISTRIBUTION CENTERS

We operate a number of distribution centers. Our Auburn, Washington, and King of Prussia, Pennsylvania distribution centers serve our Tommy Bahama and Lilly Pulitzer operating segments, respectively. Our Lyons, Georgia distribution center provides primary distribution services for Johnny Was and our smaller Southern Tide, TBBC and Duck Head businesses, as well as certain distribution services for our Lilly Pulitzer and Tommy Bahama businesses.

In Fiscal 2023, we began a multi-year Southeastern United States distribution center enhancement project in Lyons, Georgia to build a new facility to ensure best-in-class direct-to-consumer throughput capabilities for our brands. The new facility was completed in the First Quarter of Fiscal 2026 and began receiving inventory. The new facility will provide direct to consumer support for all of our brands, including the East Coast operations of Tommy Bahama.

Activities at the distribution centers include receiving finished goods from suppliers, inspecting the products, processing pull backs from retail stores, processing returns from customers, shipping products to our retail store, e-commerce and wholesale customers and providing value added services as requested by our customers, as applicable. We seek to maintain sufficient levels of inventory at the distribution centers to support our direct to consumer operations, as well as pre-booked, at-once and some in-stock replenishment orders for our wholesale customers. We use a local third party distribution center for our Tommy Bahama Australia operations.

In Fiscal 2025, 82% of our net sales were direct to consumer sales, which are filled on a current basis; accordingly, an order backlog is not material to our business.

INFORMATION TECHNOLOGIES

We believe that sophisticated information systems and functionality are important components of maintaining our competitive position and supporting continued growth of our businesses, particularly in the ever-changing consumer shopping environment. Our information systems are designed to provide effective retail store, e-commerce, food and beverage and wholesale operations while emphasizing efficient point-of-sale, distribution center, design, sourcing, order processing, marketing, customer relationship management, accounting and other functions. These systems increasingly incorporate advanced data analytics and artificial intelligence-enabled tools to support demand forecasting, inventory management, personalized marketing, and operational decision-making across our brands and channels.

We periodically evaluate the adequacy of our information technologies and upgrade or enhance our systems to gain operating efficiencies, improve data-driven insights, provide additional consumer access and support our anticipated growth as well as other changes in our business. Our recent technology investments, including in analytics and AI capabilities, are intended not only to enhance customer engagement but also to improve productivity and operating efficiency across the organization. We believe that, where possible, continuous upgrading and enhancements to our information systems with newer technology that offers greater efficiency, functionality and reporting capabilities is critical to our operations and financial condition.

LICENSING AND OTHER DISTRIBUTION ARRANGEMENTS

We license certain of our trademarks, including the Tommy Bahama and Lilly Pulitzer names, to licensees in categories beyond our brands' core product categories. We believe licensing is an attractive business opportunity for our larger lifestyle brands. Once a brand is more fully established, licensing typically requires modest additional investment but can yield high-margin income. It also affords the opportunity to enhance overall brand awareness and exposure. In evaluating a licensee for our brands, we consider the candidate's experience, financial stability, sourcing expertise and marketing ability. We also evaluate the marketability and compatibility of the proposed licensed products with the brand image and our own products.

Our agreements with our licensees are brand specific, relate to specific geographic areas and have expirations at various dates in the future, with contingent renewal options in limited cases. Generally, the agreements require minimum royalty payments as well as royalty payments based on specified percentages of the licensee's net sales of the licensed products and certain obligations for advertising and marketing. Our license agreements generally provide us the right to approve all products, advertising and proposed channels of distribution.

We license the Tommy Bahama brand for a broad range of product categories including indoor furniture, outdoor furniture, beach chairs, bedding and bath linens, fabrics, leather goods and gifts, headwear, hosiery, sleepwear, shampoo, toiletries, fragrances, cigar accessories, resort operations and other products. Third party license arrangements for Lilly Pulitzer products include stationery and gift products; home furnishing products; and eyewear.

In addition to our license arrangements for the specific product categories listed above, we may enter into certain international distributor agreements which allow third parties to distribute apparel and other products on a wholesale and/or retail basis within certain countries or regions. As of January 31, 2026, we have agreements for the distribution of Tommy Bahama products in the Middle East and parts of Latin America. The products sold by the distributors generally are identical to the products sold in our own Tommy Bahama stores. In addition to selling Tommy Bahama goods to wholesale accounts, the distributors may, in some cases, operate a limited number of their own retail stores. Additionally, we have arrangements for distribution of Johnny Was products in Europe and certain other countries including Australia. None of our international distributor agreements are expected to generate growth that would materially impact our operating results in the near term.

SEASONAL ASPECTS OF BUSINESS

Each of our operating segments is impacted by seasonality as the demand by specific product or style, as well as by distribution channel, may vary significantly depending on the time of year. As a result, our quarterly operating results and working capital requirements fluctuate significantly from quarter to quarter. Typically, the demand for products for our larger brands is higher in the spring, summer and holiday seasons and lower in the fall season (the third quarter of our fiscal year). Thus, our third quarter historically has had the lowest net sales and net earnings compared to other quarters. Further, the impact of certain unusual or non-recurring items, economic conditions, our e-commerce flash clearance sales, wholesale product shipments, weather, acquisitions or other factors affecting our operations may vary from one year to the next. Therefore, due to the potential impact of these items, we do not believe that net sales or operating income by quarter in Fiscal 2025 are necessarily indicative of the expected proportion of amounts by quarter for future periods.

HUMAN CAPITAL

Our key strategy is to own brands that make people happy, and we recognize that successful execution of our strategy starts with people. We believe treating people fairly and with respect is key to long-term success and, more importantly, is simply the right thing to do.

As of January 31, 2026, we employed over 6,000 individuals globally of whom 96% were in the United States. Approximately 77% of our employees were retail store and food and beverage employees. Our employee base fluctuates during the year, as we typically hire seasonal employees to support our retail store and food and beverage operations, primarily during the holiday selling season. None of our employees as of January 31, 2026 were represented by a union.

Oxford Industries, Inc. is a Georgia corporation originally founded in 1942. Our corporate headquarters are located at 999 Peachtree Street, N.E., Ste. 1225, Atlanta, Georgia 30309. Our internet address is oxfordinc.com. Copies of our annual report on Form 10-K, proxy statement, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website the same day that they are electronically filed with the SEC. We also use our website as a means of disclosing additional information, including for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). The information on our website is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document.

Item 1A. *Risk Factors*

The risks described below highlight some of the factors that could materially affect our operations. If any of these risks actually occurs, our business, financial condition, prospects and/or operating results may be adversely affected. These are not the only risks and uncertainties we face. Additional risks and uncertainties that we currently consider immaterial or are not presently known to us may also adversely affect our business.

Risks Related to our Industry and Macroeconomic Conditions

Our business and financial condition are heavily influenced by general economic and market conditions which are outside of our control.

We are a consumer products company and are highly dependent on consumer discretionary spending and retail traffic patterns, particularly in the United States. The demand for apparel products changes as regional, domestic and international economic conditions change and may be significantly impacted by trends in consumer confidence and discretionary consumer spending patterns. These trends may be influenced by employment levels; recessions; inflationary pressures and volatile and/or elevated interest rates; rising fuel and energy costs; tax rates; personal debt levels; savings rates; stock market and housing market volatility; shifting social ideology; concerns about the political and economic climate, including with respect to a potential global recession; uncertainty regarding rapidly evolving trade and tariff policy; and general uncertainty about the future. The factors impacting consumer confidence and discretionary consumer spending patterns are outside of our control and difficult to predict, and, often, the apparel industry experiences longer periods of recession and greater declines than the general economy.

In recent years, consumer confidence and discretionary spending have been impacted by uncertainty in the U.S. economic environment, including as a result of fluctuating inflation and foreign currency exchange rates, supply chain challenges and increased tariffs and trade restrictions on products imported into the United States and ongoing uncertainty regarding and evolving judicial and regulatory developments affecting U.S. trade policy, resulting in a complex and challenging retail environment. A decline in consumer confidence or change in discretionary consumer spending could reduce our sales, increase our inventory levels, result in more promotional activities and/or lower our gross margins, any or all of which may adversely affect our business and financial condition.

We operate in a highly competitive industry with significant pricing pressures and heightened customer expectations.

We operate in a highly competitive industry in which the principal competitive factors are the reputation, value and image of brand names; design of differentiated, innovative or otherwise compelling product; consumer preference; price; quality; marketing (including through rapidly shifting digital and social media vehicles); product fulfillment capabilities; and customer service. The highly competitive apparel industry is characterized by low barriers to entry, with new competition entering the marketplace regularly. There are numerous domestic and foreign apparel designers, distributors, importers, licensors and retailers. Some of these companies may be significantly larger or more diversified than us and/or have significantly greater financial resources than we do.

Competition in the apparel industry is particularly enhanced in the digital marketplace for our e-commerce businesses, where there are new entrants in the market, greater pricing pressure, rapid technological developments and heightened customer expectations and competitive pressure related to, among other things, customer engagement, digital functionality and shopping experience, delivery speed, shipping charges and return privileges. In addition, the adoption of artificial intelligence-enabled tools across the industry, including personalized marketing, artificial intelligence-driven shopping assistants, recommendation engines, dynamic pricing and demand forecasting capabilities, has further raised consumer expectations for relevance, personalization, speed and convenience. Competitors that are able to more effectively leverage these technologies may gain advantages in customer acquisition, engagement and retention, and our failure to keep pace with these developments or to make the significant and ongoing investments in technology, talent and infrastructure necessary to do so could adversely affect our competitive position, reduce the visibility of our brands or limit our ability to communicate our brand messaging directly to consumers. Fast fashion, value fashion and off-price retailers, as well as the more recent declines in spending within the consumer and retail sector, have contributed to additional promotional pressure. These and other competitive factors within the apparel industry may result in reduced sales, increased costs, lower prices for our products and/or decreased margins.

Failure to anticipate and adapt to changing fashion trends and consumer preferences could harm our reputation and financial performance.

We believe that our ability to compete successfully is directly related to our proficiency in foreseeing changes and trends in fashion and consumer preference and presenting appealing products for consumers when and where they seek them. Although certain of our products carry over from season to season, the apparel industry is subject to rapidly changing fashion trends and shifting consumer expectations. There can be no assurance that we will be able to successfully evaluate and adapt our products to align with evolving trends. Additionally, the increasing shift to digital brand engagement and social media communication, as well as the attempted replication of our products by competitors, presents emerging challenges for our business. The apparel industry is also impacted by changing consumer preferences regarding spending categories generally, including shifts away from traditional consumer product spending and towards "experiential" spending. Any failure on our part to develop and market appealing products could harm the reputation and desirability of our brands and products and/or result in weakened financial performance.

Our operations and those of our suppliers, vendors and wholesale customers may be affected by changes in weather patterns, natural or man-made disasters, public health crises, war, terrorism or other catastrophes.

Our sales volume and operations and the operations of third parties on whom we rely, including our suppliers, vendors, licensees and wholesale customers, may be adversely affected by unseasonable or severe weather conditions or other climate-related events, natural or man-made disasters, hurricanes, public health crises, pandemics, war, cyberattacks terrorist attacks, including heightened security measures and responsive military actions, or other catastrophes which may cause consumers to alter their purchasing habits or result in a disruption to our operations, such as the damage to, and temporary closure of, our Tommy Bahama restaurant and retail store in Sarasota, Florida, our distribution center in Lyons, Georgia and several of our other retail stores in Florida and the Southeast due to Hurricanes Helene and Milton in 2024 and the destruction of our Tommy Bahama Marlin Bar in Lahaina, Hawaii by wildfires in 2023. Our business may also be adversely affected by instability, disruption or destruction, regardless of cause. These events may result in closures of our retail stores, restaurants, offices or distribution centers and/or declines in consumer traffic, which could have a material adverse effect on our business, results of operations or financial condition. Because of the seasonality of our business, the concentration of a significant proportion of our retail stores and wholesale customers in certain geographic regions, including a resort and/or coastal focus for most of our lifestyle brands, and the concentration of our sourcing and distribution center operations, the occurrence of such events could disproportionately impact our business, financial condition and operating results. While we maintain insurance policies intended to cover losses arising from such events, certain events or losses may not be covered by our insurance policies, we may experience increased insurance premiums or deductibles under our policies as a result of such events and there is no assurance that coverage for such events will continue to be available, including at costs or on terms acceptable to us, any or all of which could negatively impact our financial condition.

Ongoing geopolitical conflicts and related disruptions, including the ongoing war between Russia and Ukraine, the U.S.-Iran conflict and other conflicts in the Middle East have adversely affected the global economy and resulted in economic sanctions, geopolitical instability, fluctuations in the price of oil and market disruption. Although we do not have operations in the impacted regions, the geopolitical tensions related to the wars could result in broader impacts that expand into other markets, cyberattacks, increased freight costs, supply chain and logistics disruptions, including shipping disruptions in the Red Sea region, and could negatively impact consumer sentiment and discretionary spending, any of which could have a material adverse effect on our business and operations.

Risks Related to our Business Strategy and Operations

Failure to maintain the reputation or value of our brands could harm our business operations and financial condition.

Our success depends on the reputation and value of our brand names. The value of our brands could be diminished by actions taken by us or by our licensees, wholesale customers or others who have an interest in our brands. Actions that could cause harm to our brands include failing to respond to emerging fashion trends or meet consumer quality expectations; selling products bearing our brands through distribution channels that are inconsistent with customer expectations; becoming overly promotional; or setting up consumer expectations for promotional activity for our products. In addition, social media is a critical marketing and customer acquisition and retention strategy in today's technology-driven retail environment, and the value of our brands could be adversely affected if we do not effectively and accurately communicate our brand message through social media vehicles, including as a result of actions taken by social media influencers or endorsers promoting our products and brands. The concentration in our portfolio heightens the risks we face if one of our larger brands is adversely impacted by actions we or third parties take with respect to that brand.

The improper or detrimental actions of a licensee or wholesale customer, including a third party distributor in an international market, or for example, the operator of the Tommy Bahama Miramonte Resort & Spa, could also significantly impact the perception of our brands. While we enter into comprehensive license and similar collaborative agreements with third party licensees covering product design, product quality, brand standards, sourcing, corporate responsibility, distribution, operations, manufacturing and/or marketing requirements and approvals, there can be no guarantee our brands will not be negatively impacted through our association with products or concepts outside of our core apparel products and by the market perception of the third parties with whom we associate. In addition, we cannot always control the marketing and promotion of our products by our wholesale customers, and actions by such parties could diminish the value or reputation of one or more of our brands and have an adverse effect on our sales, gross margins and business operations.

The appeal of our brands may also depend on the perceived relevance and success of our initiatives related to corporate responsibility and our commitments to operating our business in a responsible fashion. Risks related to corporate responsibility include certain stakeholder focus on social and environmental sustainability matters, including forced labor, chemical use, energy and water use, packaging and waste, animal welfare, land use and related marketing claims. We may also be required to incur substantial costs to comply with the amalgamation of differing or conflicting state, federal or international laws or regulations or the rules of government agencies related to corporate responsibility initiatives, and any failure to comply with such requirements could result in fines or penalties or drive decisions on whether we can continue or expand our business in certain markets. We may also face pressure from certain stakeholders to voluntarily expand our disclosures, make commitments, set targets or establish additional goals and take actions to meet them, which could expose us to market, operational and execution costs or risks. The metrics we disclose may not meet stakeholder expectations and may impact our reputation and the value of our brands, and a failure to achieve progress on our metrics on a timely basis, or at all, could adversely affect our business and financial performance.

Our inability to execute our direct to consumer strategies in response to shifts in consumer shopping behavior could adversely affect our financial results and operations.

One of our key long-term initiatives over the last several years has been to grow our branded businesses through distribution strategies that allow our consumers to access our brands whenever and wherever they choose to shop. Our ability to anticipate and transform our business in response to the manner in which consumers seek to transact business and access products requires us to introduce new retail, restaurant and other concepts in suitable locations; anticipate and implement innovations in sales and marketing technology to align with our consumers' shopping preferences; invest in appropriate digital and other technologies; establish the infrastructure necessary to support growth; and maintain brand specific websites and mobile applications that offer the functionality and security customers expect. Successful growth of our business is also subject to our ability to deliver marketing and other strategies that successfully drive key performance indicators including new customer acquisition, customer retention, customer conversion and average order value.

For the last several years, the retail apparel market has been evolving very rapidly in ways that are disruptive to traditional fashion retailers. These changes included declines in bricks and mortar retail traffic; entry into the fashion retail space by large e-commerce retailers and others with significant financial resources and enhanced distribution capabilities; increased costs to attract and retain consumers; increased investment in technology and multi-channel distribution strategies by large, traditional bricks and mortar and big box retailers; ongoing emphasis on off-price and fast fashion channels of distribution, in particular those who offer brand label products at clearance; and increased appeal for consumers of products that incorporate sustainable materials and processes in the supply chain and/or otherwise reflect their social or personal values. In response, fashion retailers and competing brands have increasingly offered greater transparency for consumers in product pricing and engaged in increased promotional activities, both online and in-store. The increasing use of artificial intelligence-enabled shopping assistants, recommendation engines and other automated consumer tools have altered how consumers discover, evaluate and purchase products online. These technologies, which may be operated by third parties such as search platforms, digital marketplaces or other technology providers, may influence product recommendations, pricing visibility and purchasing decisions in ways that favor competing brands or otherwise reduce the visibility of our brands or limit our ability to communicate our brand messaging directly to consumers.

In response to these evolving and rapidly changing trends in consumer shopping behavior, we have made and expect to continue to make significant investments in expanding our digital capabilities and technologies, including mobile technology, digital marketing and the digital customer experience, while also investing in a range of digital and traditional marketing vehicles to attract customers across channels. There is no assurance that we will realize a return on our investments in digital capabilities, be successful in continuing to produce strong results in our e-commerce businesses over the long term or that any increase we may see in net sales from our e-commerce business will not cannibalize, or be sufficient to offset any decreases in, net sales from bricks and mortar retail stores. In addition, we rely on third party services, including search engines and social media platforms, in many of our digital marketing initiatives, and we may not be able to control where and how our advertising is displayed on such platforms or how the privacy standards or other policies of third party service providers are perceived. Furthermore, costs of third party marketing services may increase substantially, and our allocation of marketing investments across digital and traditional marketing vehicles may not be effective in reaching potential customers. Any inability on our part to effectively adapt to rapidly evolving consumer behavioral trends may result in lost sales, increase our costs and/or adversely impact our results of operations, financial condition, reputation and credibility.

We may be unable to grow our business through organic growth or successfully execute our portfolio-level strategic initiatives, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

A key component of our business strategy is organic growth in our brands. Organic growth may be achieved by, among other things, increasing sales in our direct to consumer channels; selling our products in new markets; increasing our market share in existing markets; expanding the demographic appeal of our brands; expanding our margins through product cost reductions, price increases or otherwise; expanding the customer reach of our brands through new and enhanced advertising initiatives; and increasing the product offerings and concepts within our various operating segments. Successful growth of our business is also subject to our ability to implement plans for expanding and/or maintaining our existing businesses at satisfactory levels. We may not be successful in achieving suitable organic growth, and our inability to grow our business may have a material adverse effect on our business, financial condition, liquidity and results of operations.

We have been implementing strategic initiatives across our portfolio of lifestyle brands to improve operating margins, which may include controlling overhead and operating expenses and refining our marketing strategies and investments to efficiently attract customers in a crowded and constantly evolving marketplace. One component of these initiatives is a focus on improving the operating performance and long-term growth prospects of Johnny Was, including through driving retail store productivity, elevating the customer experience and enhancing marketing and merchandising tactics to drive growth across sales channels. We are also implementing certain of these measures, particularly those relating to merchandising effectiveness, within our other brands, which may magnify the risks of this initiative across our enterprise. A strategic initiative of this nature is inherently challenging and faces significant potential risks, with the current macroeconomic environment and continuing changes in consumer preferences magnifying the challenges facing our brands. We cannot provide assurances that we will successfully execute this initiative or that our strategies will achieve long-term sustainable sales and operating margin expansion. In addition, investments we make in technology, marketing, infrastructure, retail stores and restaurants, office and distribution center facilities, personnel and elsewhere may not yield the full benefits we anticipate, and sales growth may be outpaced by increases in operating costs, putting downward pressure on our operating margins and adversely affecting our results of operations.

Our business could be harmed if we fail to maintain proper inventory levels.

Many factors, such as economic conditions, fashion trends, consumer preferences, the financial condition of our wholesale customers, uncertainty regarding rapidly evolving trade and tariff policies, and weather, make it difficult to accurately forecast demand for our products. In order to meet the expected demand for our products in a cost-effective manner, we make commitments for production several months prior to our receipt of goods and almost entirely without firm commitments from our customers. Depending on the demand for our products, we may be unable to sell the products we have ordered or that we have in our inventory, which may result in inventory markdowns or the sale of excess inventory at discounted prices and through off-price channels. These events could significantly harm our operating results and impair the image of our brands. Conversely, if we underestimate the timing or extent of demand for our products or if we are unable to access our products when we need them, for example due to a third party manufacturer's inability to source materials or produce goods in a timely fashion or as a result of delays in the delivery of products to us, we may experience inventory shortages, which may result in lost sales, unfilled orders and negatively impacted customer relationships. Risks resulting from delays in product delivery and availability, including diminished brand loyalty and demand for our products, may be magnified by the seasonality of our business, shifts in consumer preferences toward newness and fashion product categories and the importance to our business of direct to consumer sales, for which we do not have any advance purchase commitments.

We are subject to risks associated with leasing real estate for our retail stores and restaurants.

We lease all of our retail store and restaurant locations. Successful operation of our retail stores and restaurants depends, in part, on our ability to identify desirable, brand appropriate locations; the overall ability of the location to attract a consumer base sufficient to make sales volume profitable; our ability to negotiate satisfactory lease terms and employ qualified personnel; and our ability to timely construct and complete any build out and open the location in accordance with our plans. During Fiscal 2025, approximately 48% of our consolidated net sales were generated from our bricks and mortar locations, including retail stores and food and beverage locations, and any decline in the volume of consumer traffic at our retail stores and restaurants could have a negative impact on our sales, gross margins and results of operations. We may experience declines in consumer traffic due to economic conditions, shifts in consumer shopping preferences or technology, decreases in tourism or travel, a decline in the popularity of malls or lifestyle centers in general or at those in which we operate, the closing of anchor stores or other adjacent tenants or otherwise. Our growth may be limited if we are unable to identify new locations with consumer traffic sufficient to support a profitable sales level or the local market reception to a new retail store opening is inconsistent with our expectations.

Our retail store and restaurant leases generally represent long-term financial commitments, with substantial costs at lease inception for a location's design, leasehold improvements, fixtures and systems installation and recurring fixed costs. On an ongoing basis, we review the financial performance of our retail and restaurant locations in order to determine whether continued operation is appropriate. Even if we determine that it is desirable to exit a particular location, we may be unable to close an underperforming location due to continuous use clauses and/or because negotiating an early termination would be cost prohibitive. Negative cash flows at underperforming stores or the closure of a retail store or restaurant could result in impairment of leasehold improvements, impairment of operating lease assets and/or other long-lived assets, severance costs, lease termination costs or the loss of working capital, which could adversely impact our business and financial results. Any closure of retail stores and/or restaurants, decision not to open new retail store and/or restaurant locations or reduced investment in retail stores and/or restaurants could adversely affect consumer perception of our brands and result in reduced sales and missed customer acquisition opportunities, negatively impacting our financial performance. In addition, as each of our leases expire and as competition and rental rates for prime retail and restaurant locations continues to accelerate, as we have experienced in recent years, we may be unable to negotiate renewals, either on commercially acceptable terms or at all, including as a result of shifts in how shopping center operators seek to merchandise the particular center's lineup, which could force us to close retail stores and/or restaurants in desirable locations.

Furthermore, a deterioration in the financial condition of shopping center operators or developers could, for example, limit their ability to invest in improvements and lead consumers to view these locations as less desirable. In addition, if our e-commerce businesses continue to grow, they may do so in part by attracting existing customers, rather than new customers, who choose to purchase products from us online through our websites rather than from our physical stores, thereby reducing the financial performance of our bricks and mortar operations, which could have a material adverse effect on our results of operations or financial condition.

We make use of debt to finance our operations, which could expose us to risks that adversely affect our business, financial position and operating results.

Our levels of debt vary as a result of the seasonality of our business, investments in our operations, acquisitions we undertake and working capital needs. Our debt levels may increase or decrease from time to time under our existing facility or potentially under new facilities, or the terms or forms of our financing arrangements may change. Our indebtedness under the U.S. Revolving Credit Agreement, which matures in March 2028, includes certain obligations and limitations, including the periodic payment of principal, interest and unused line fees, maintenance of certain covenants and certain other limitations. The negative covenants in the U.S. Revolving Credit Agreement limit our ability to, among other things, incur debt, guaranty certain obligations, incur liens, pay dividends, repurchase common stock, make investments, sell assets or make acquisitions. These obligations and limitations may increase our vulnerability to adverse economic and industry conditions, place us at a competitive disadvantage compared to any competitors that may be less leveraged and limit our flexibility in carrying out our business plans and planning for, or reacting to, change.

In addition, we are subject to interest rate risk on the indebtedness under our variable rate U.S. Revolving Credit Agreement, particularly in the current macroeconomic environment, which may be further elevated by any increase in our levels of debt. An increase in the interest rate environment would require us to pay a greater amount towards interest on our borrowings.

The continued growth of our business depends on our access to sufficient funds. If the need arises in the future to finance expenditures in excess of those supported by our U.S. Revolving Credit Agreement, we may need to seek additional funding through debt or equity financing. Our ability to obtain that financing will depend on many factors, including prevailing market conditions, our financial condition and our ability to negotiate favorable terms and conditions. The terms of any such financing or our inability to secure such financing could adversely affect our ability to execute our strategies, and the negative covenants in our debt agreements, now or in the future, may increase our vulnerability to adverse economic and industry conditions and/or limit our flexibility in carrying out our business strategy and plans.

The loss of one or more of our key wholesale customers, or a significant adverse change in a customer's financial position, could negatively impact our net sales and profitability.

We generate a material percentage of our wholesale sales, which was 18% of our net sales in Fiscal 2025, from a few key customers. Although our largest customer only represented 5% of our consolidated net sales in Fiscal 2025, the failure to increase or maintain our sales with our key customers as much as we anticipate would have a negative impact on our growth prospects and any decrease or loss of these customers' business could result in a decrease in our net sales and operating income if we are unable to capture these sales through our direct to consumer operations or other wholesale accounts. Over the last several years, department stores and other multi-brand retailers have faced increased competition from online competitors, including AI-driven curation and discovery tools, declining sales and profitability and tightened credit markets, resulting in store closures, bankruptcies and financial restructurings, any of which, if faced by our customers, could negatively impact our net sales and profitability. For example, during Fiscal 2025, Saks Global and one other of our wholesale customers filed for bankruptcies that resulted in a significant increase in our provision for credit losses. Restructuring of our customers' operations, continued store closures or increased direct sourcing by customers could negatively impact our net sales and profitability and result in further concentration of our wholesale business in a small number of key customers. Furthermore, continued challenges and contraction in the multi-brand and specialty store market may result in the loss of key channels for us to showcase our products and grow market awareness of our brands without significant investments in marketing or new bricks and mortar locations.

We also extend credit to most of our key wholesale customers without requiring collateral, which results in a large amount of receivables from just a few customers. A significant adverse change in a customer's financial position or ability to satisfy its obligations to us could cause us to limit or discontinue business with that customer, in some cases after we have already made product purchase commitments for inventory; require us to assume greater credit risk relating to that customer's receivables; or limit our ability to collect amounts related to shipments to that customer. In addition, a decision by one or more of our key wholesale customers to terminate its relationship with us or to reduce its purchases, whether motivated by competitive considerations, a change in desired product assortment, quality or style issues, financial difficulties, economic conditions or otherwise, could also adversely affect our business.

The acquisition of new businesses is inherently risky, and we cannot be certain that we will realize the anticipated benefits of any acquisition.

Growth of our business through acquisitions of lifestyle brands that fit within our business model is a component of our long-term business strategy, and integrating an acquired business, regardless of the size of the acquired operations, is a complex, time-consuming and expensive process. The integration process could create a number of challenges and adverse consequences for us associated with the integration of product lines, support functions, employees, sales teams and outsourced manufacturers; employee turnover, including key management and creative personnel of the acquired business and our existing businesses; disruption in product cycles for newly acquired product lines; maintenance of acceptable standards, controls, procedures and policies; operating a business in new geographic territories; diversion of the attention of our management from other areas of our business; and the impairment of relationships with customers of the acquired and existing businesses. As a result of these challenges or other factors, the benefits of an acquisition may not materialize to the extent or within the time periods anticipated.

In addition, the competitive climate for desirable acquisition candidates drives higher market multiples, and we may pay more to consummate an acquisition than the value we ultimately derive from the acquired business. Acquisitions may cause us to incur debt or make dilutive issuances of our equity securities, and may result in certain impairment or amortization charges in our statements of operations. For example, we recognized noncash impairment charges for goodwill and intangible assets of $111 million in Johnny Was in the Fourth Quarter of Fiscal 2023 and additional noncash goodwill and intangible assets impairment charges of $61 million in the aggregate in Johnny Was and Jack Rogers in the Third Quarter of Fiscal 2025. Additionally, as a result of acquisitions, we may become responsible for unexpected liabilities that we failed or were unable to discover in the course of performing due diligence, or may incur material, unrecoverable costs to evaluate and pursue an acquisition that is ultimately not consummated.

A component of our acquisition strategy in recent years has also been to acquire or make minority investments in smaller, burgeoning brands. The limited operating history, less experienced management teams and less sophisticated systems, infrastructure and relationships generally associated with such brands may heighten the risks associated with acquisitions generally. Minority investments present additional risks, including the potential disproportionate distraction to our management team relative to the potential financial benefit; the potential for a conflict of interest; the damage to our reputation of associating with a brand which may take actions inconsistent with our values; and the financial risks associated with making an investment in an unproven business model, including the potential for impairment charges.

The divestiture or discontinuation of businesses and product lines could result in unexpected liabilities and adversely affect our financial condition, cash flows and results of operations.

From time to time, we may also divest or discontinue businesses, product lines and/or wholesale relationships that do not align with our strategy or provide the returns that we expect or desire. Such dispositions and/or discontinuations may result in unexpected liabilities, which could adversely affect our financial condition and results of operations.

Risks Related to Cybersecurity and Information Technology

Cybersecurity attacks and/or breaches of information security or privacy could disrupt our operations, cause us to incur additional expenses, expose us to litigation and/or cause us financial harm.

We collect, use, store and transmit sensitive and confidential business information and personal information of our customers, employees, suppliers and others as an ongoing part of our business operations, and we are regularly subject to attempts by attackers to gain unauthorized access to our networks, systems and data, or to obtain, change or destroy confidential information. Cybersecurity attacks continue to become increasingly sophisticated, and threat actors are continuously deploying new techniques, including through the use of AI, to attempt to penetrate our network security and misappropriate or compromise our assets or disrupt our systems. In addition, customers may use devices or software that are beyond our control environment to purchase our products, which may provide additional avenues for attackers to gain access to confidential information. Additionally, the security systems of businesses that we acquire could pose additional risks to us, such as those related to the collection, use, maintenance and disclosure of data, or present other cybersecurity vulnerabilities.

Despite our implementation of security measures, if an actual or perceived data security breach occurs, whether as a result of cybersecurity attacks, computer viruses, vandalism, ransomware, human error or otherwise, or if there are perceived vulnerabilities in our systems, the image of our brands and our reputation and credibility could be damaged, and, in some cases, our continued operations may be impaired or restricted. Ongoing and increasing costs to enhance cybersecurity protection and prevent, eliminate or mitigate vulnerabilities are significant. Although we have business continuity plans and other safeguards in place, our operations may be adversely affected by an actual or perceived data security breach. Costs to resolve any litigation or to investigate and remediate any actual or perceived breach could result in significant financial losses and expenses, as well as lost sales, and there is no assurance that our existing cyber liability insurance policies will provide coverage for all losses that may result from a data security breach or that sufficient coverage will continue to be available in the future. While we continue to evolve and modify our business continuity plans, there can be no assurance in an escalating threat environment that they will be effective in avoiding disruption and business impacts.

As part of our routine operations, we also contract with third party service providers, including cloud service providers, to store, process and transmit personal information of our customers and employees. As we pursue operational efficiencies and leverage best practices across our brands, our brands may come to rely on a more concentrated group of service providers, including for critical technology systems such as our point-of-sale and e-commerce platforms. Although we may contractually require that these providers implement reasonable security measures, we cannot guarantee that a security breach will not occur at their location or within their systems. Breaches of confidential information stored or used by our third party service providers or disruptions in their systems may expose us to the same risks as a breach of our own systems, including negative publicity, potential out-of-pocket costs and adverse effects on our business and customer relationships.

In addition, the regulatory environment governing our use of individually identifiable data is complex, and compliance with new and modified state, federal and international privacy and security laws may require us to modify our operations and/or incur costs to make necessary systems changes and implement new administrative processes, which may include deploying additional personnel and protection technologies, training employees and engaging third party experts and consultants. Any failure to comply with applicable laws relating to privacy, data security or data breaches (including SEC and other disclosure and reporting requirements) could result in fines, civil litigation or damage to our reputation. In addition, because we process and transmit payment card information, we are subject to the payment card industry data security standard and card brand operating rules, which provide for a comprehensive set of rules relating to the retention and/or transmission of payment card information. If we or our third party service providers do not comply with the applicable standards, we may be subject to fines or restrictions on our ability to accept payment cards, which could have a material adverse effect on our operations.

Our use of artificial intelligence technologies presents operational, reputational, data security and legal risks that could adversely affect our business and financial performance, and any failure to effectively leverage artificial technologies in our business could negatively impact our customer engagement and competitive position.

We have incorporated, and expect to continue to incorporate, artificial intelligence ("AI") technologies into various aspects of our business, including digital marketing, customer engagement and certain internal operational processes. The use of AI systems may increase our exposure to cybersecurity threats and may inadvertently expose sensitive or confidential business information or personal information if such systems are not properly configured, monitored or secured. Furthermore, any AI technologies we adopt will be reliant on third party service providers, who may have access to our confidential information, intellectual property and personal data of our customers, employees or business partners. Although we seek to impose contractual obligations on these providers, we may have limited ability to monitor or control their operations, data handling practices, security measures or compliance with applicable laws and contractual requirements. Any failure by such third parties to adequately protect our data, comply with applicable privacy, security or intellectual property laws or deliver reliable and effective AI solutions could result in operational disruptions, regulatory investigations, litigation, reputational harm, loss of competitive advantage and significant costs.

If we are unable to effectively identify, implement and scale AI technologies, or if we fail to adapt our marketing and consumer engagement strategies to the rapidly evolving digital marketplace, including to the use of AI-powered shopping assistants and other automated search and discovery tools, our ability to attract and retain customers and drive sales through our digital channels could be negatively impacted. Additionally, our reputation and competitive position may be adversely affected if our competitors more successfully leverage AI to enhance marketing, expand digital capabilities or otherwise improve their operations. Conversely, our investments in AI technologies and related infrastructure may be significant and there can be no assurances that such investments will yield anticipated operational efficiencies, revenue growth, cost savings or other benefits.

Our operations are reliant on information technology, and any interruption or other failure could have an adverse effect on our business or results of operations.

The efficient operation of our business depends on information technology. This requires us to devote significant financial and employee resources to information technology initiatives and operations. Information systems are used in all stages of our operations and as a method of communication, both internally and with our customers, service providers and suppliers. Many of our information technology solutions are operated and/or maintained by third parties, and we rely on cloud-based solutions provided by third parties to allocate resources, manage operations and forecast, account for and report our operating results. Any issues, problems, and errors in the operation of our information systems may impact the effectiveness of our internal controls and our continued ability to timely and accurately report our financial results or successfully operate our business. Additionally, each of our operating groups uses e-commerce websites, point-of-sale systems, enterprise order management systems, warehouse management systems and wholesale ordering systems provided by third parties, including cloud-based solutions, to acquire, manage, sell and distribute goods. Service interruptions may occur as a result of a number of factors, including power outages, consumer traffic levels, computer viruses, sabotage, hacking or other unlawful activities by third parties, human error, disasters or failures to properly install, upgrade, integrate, protect, repair or maintain our various systems, networks and e-commerce websites. All of these events could have a material adverse effect on our financial condition and results of operations. In light of the current geopolitical environment, there are heightened risks that our information technology systems, as well as those of third parties on whom we rely in order to conduct our operations, could be compromised by threat actors.

Reliance on outdated technology or failure to upgrade our information technology systems and capabilities could impair the efficient operation of our business and our ability to compete.

Any failure to timely upgrade our technology systems and capabilities may impair our ability to market, sell and deliver products to our customers, efficiently conduct our operations, facilitate customer engagement in today's digital marketplace and/or meet the needs of our management. We regularly evaluate upgrades or enhancements to our information systems to more efficiently and competitively operate our businesses, including periodic upgrades to digital commerce and marketing, warehouse management, guest relations, omnichannel and/or enterprise order management systems in our businesses. Digital commerce and marketing have continued to increase in importance to our business, and we have invested and will continue to invest significant capital in the digital strategies, systems, expertise and capabilities necessary for us to compete effectively in this arena. Upgrades to our systems may be expensive undertakings, may not be successful and/or could be abandoned. We may also experience difficulties during the implementation, upgrade or subsequent operation of our systems, including the risk of introducing cybersecurity vulnerabilities into our systems or the loss of certain functionality, information from our legacy systems and/or efficient interfaces with third party and continuing systems. Temporary processes or solutions, including manual operations, which may be required to be instituted in the short term could also significantly increase the risk of loss or corruption of data and information. Additionally, if such upgraded information technology systems fail to operate or are unable to support our growth, our store operations and websites could be severely disrupted, and we could be required to make significant additional expenditures to remedy any such failure.

Risks Related to our Sourcing and Distribution Strategies

Our reliance on third party producers in foreign countries to meet our production demands exposes us to risks that could disrupt our supply chain, increase our costs and negatively impact our operations.

We source substantially all of our products from non-exclusive, third party producers located in foreign countries. Although we place a high value on long-term relationships with our suppliers, we do not have long-term supply contracts but instead conduct business on an order-by-order basis. Therefore, we compete with other companies for the production capacity of independent manufacturers. We also depend on the ability of these third party producers to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity, and in some cases, the products we purchase and the raw materials that are used in our products are available only from one source or a limited number of sources.

During Fiscal 2025, we shifted a meaningful portion of our production among sourcing jurisdictions in response to increased tariffs and trade restrictions, and we expect that our sourcing strategies may continue to evolve as the global trade environment remains dynamic. As we diversify the jurisdictions from which we source products, we may face increased risks associated with working with new suppliers, including challenges ensuring compliance with our product specifications, quality standards and delivery requirements. Although we monitor production in third party manufacturing locations and maintain corporate responsibility and supplier compliance programs, expanding production in new jurisdictions and onboarding new suppliers may also increase risks associated with compliance with applicable labor, human rights, environmental and other regulatory requirements. In addition, shifts in sourcing may increase competition for manufacturing capacity in jurisdictions that are perceived to be more favorable under current U.S. trade regulations, which could increase product costs and result in longer production lead times. Manufacturers in these jurisdictions may also lack sufficient infrastructure or production capacity to absorb increased industry demand as companies shift production to these markets.

Although we are making significant progress in diversifying our supply chain, certain of our products by their nature are inherently difficult to source from multiple jurisdictions. Furthermore, any tariffs, trade restrictions or other regulatory actions that apply to the origin of raw materials or fabric inputs could increase our product costs and limit our ability to fully realize the benefits of our sourcing diversification efforts. We cannot be certain that we will not experience operational difficulties with our manufacturers, including the reduction of available production capacity and failures to meet production deadlines. Any such difficulties may impact our ability to deliver quality products to our customers on a timely basis, increase our costs, negatively impact our customer relationships and result in lower net sales and profits.

Our operations are dependent on the global supply chain, and the impact of supply chain constraints may adversely impact our business and operating results.

Our operations in recent years have been, and may continue to be, impacted by supply chain constraints, labor shortages and raw material shortages, resulting in increased costs for raw materials, longer lead times, port congestion and increased freight costs. As a result of these factors within the global supply chain, our gross margins may be adversely impacted. We also rely on logistics providers to transport our products to our distribution centers. Delays in shipping may cause us to have to use more expensive air freight or other more costly methods to ship our products. Failure to adequately produce and timely ship our products to customers could lead to increased costs and lost sales, negatively impact our relationships with customers, and adversely impact our brand reputation.

Any disruption or failure in our primary distribution facilities may materially adversely affect our business or operations.

We rely on our primary distribution facilities in order to support our direct to consumer and wholesale operations, meet customer fulfillment expectations, manage inventory, complete sales and achieve operating efficiencies. We may have a greater risk than our peers due to the concentration of our distribution facilities, as substantially all of our products for each operating group are distributed through one or two principal distribution centers. Although we continue to enhance our enterprise order management capabilities to deliver products from other physical locations, our ability to effectively support our direct to consumer and wholesale operations, meet customer expectations, manage inventory and achieve objectives for operating efficiencies depends on the proper operation of these distribution facilities, each of which manages the receipt, storage, sorting, packing and distribution of finished goods.

If any of our primary distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, including as a result of natural or man-made disasters, pandemics or epidemics, human error, or cybersecurity attacks or computer viruses, or if we are unable to receive or ship the goods in a distribution center, as a result of a technology failure, labor shortages or otherwise, we could experience a substantial loss of inventory, a reduction in sales, higher costs, insufficient inventory at our retail stores to meet consumer expectations and longer lead times associated with the distribution of our products. In addition, for the distribution facilities that we operate, there are substantial fixed costs associated with these large, highly automated distribution centers, and we could experience reduced operating and cost efficiencies during periods of economic weakness. Any disruption to our distribution facilities or in their efficient operation could negatively affect our operating results and our customer relationships.

In addition, initiatives to build new distribution centers or enhance existing distribution centers, or to transition operations among distribution facilities or third party service providers, may be subject to delays, cost overruns, supply chain disruptions or system integration challenges which could result in substantial expense to us, disrupt our operations and divert the attention of our management. We have substantially completed a multi-year project to build a new distribution center in the Southeastern United States that is expected to provide significant or exclusive support for all of our brands. We are currently operating in the new distribution center for one of our brands and expect to transition most of our remaining brands to the facility during the First Half of Fiscal 2026. This initiative has involved the implementation of a new automation solution and warehouse management system, and we are reliant on third party service providers for the provision, integration and maintenance of many components of these solutions. We may encounter delays or other challenges during the ramp-up of operations at the distribution center, including difficulties achieving full functionality of new systems and equipment or integrating new technologies with the existing systems supporting our brands. Any delays, interruptions or other challenges associated with transitioning the operations of our brands to the new distribution center could disrupt our distribution operations, impair our ability to meet demand during peak selling seasons or prevent us from achieving our productivity objectives. Furthermore, if our sales fall short of the levels assumed in our projections underlying the design of the new distribution center, the facility may operate below planned capacity, which could adversely affect our ability to achieve the anticipated operating efficiencies and financial benefits of our investments.

Fluctuations and volatility in the cost and availability of raw materials, labor and freight may materially increase our costs.

We and our third party suppliers rely on the availability of raw materials at reasonable prices. The principal fabrics used in our business are cotton, silk, linen, polyester, cellulosic fibers, leather, and other natural and man-made fibers, or blends of two or more of these materials. The prices paid for these fabrics depend on the market price for raw materials used to produce them. The cost of the materials and components that are used in our manufacturing process, such as oil-related commodity prices and other raw materials, such as dyes and chemicals, and other costs, can fluctuate. We historically have not entered into any futures contracts to hedge commodity prices. In recent years, we have experienced fluctuations in the costs of raw materials, including cotton, that impacted our production costs, and we may experience further price increases for raw materials in future years.

Employment costs represented approximately 42% of our consolidated SG&A in Fiscal 2025, and we have seen increases in the cost of labor in our retail, restaurant and distribution center operations as well as at many of our suppliers in recent years. Employment costs are affected by labor markets, as well as various federal, state and foreign laws governing matters such as minimum wage rates, overtime compensation and other requirements. In addition, in recent years, there has been significant political pressure and legislative action to increase the minimum wage rate in many of the jurisdictions in which we operate. We have also experienced fluctuations in freight costs and distribution and logistics functions and may continue to see cost and capacity pressures. Although we attempt to mitigate the effect of increases in our cost of goods sold, labor costs, occupancy costs, other operational costs and SG&A items through sourcing initiatives and by selectively increasing the prices of our products, we may be unable to fully pass on these costs to our customers, and material increases in our costs may reduce the profitability of our operations and/or adversely impact our results of operations.

Labor-related matters, including labor disputes, may adversely affect our operations.

We may be adversely affected as a result of labor disputes in our own operations or in those of third parties with whom we work. Our business depends on our ability to source and distribute products in a timely manner, and our new retail store and restaurant growth is dependent on timely construction of our locations. While we are not subject to any organized labor agreements and have historically enjoyed good employee relations, there can be no assurance that we will not experience work stoppages or other labor problems in the future with our employees. In addition, potential labor disputes at independent factories where our goods are produced, shipping ports or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Further, we plan our inventory purchases and forecasts based on the anticipated timing of retail store and restaurant openings, which could be delayed as a result of a number of factors, including labor disputes among contractors engaged to construct our locations or within government licensing or permitting offices or the unavailability of qualified contractors due to labor shortages. Any potential labor dispute, either in our own operations or in those of third parties on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our operations.

Our geographic concentration exposes us to certain regional risks.

Our operations and retail and restaurant locations are heavily concentrated in the United States and certain geographic areas within the United States, including Florida, California, Texas and Hawaii for our Tommy Bahama operations; Florida for our Lilly Pulitzer operations; California, Texas and Florida for our Johnny Was operations; and Florida for our Emerging Brands operations. Additionally, the wholesale sales for our businesses are also geographically concentrated, including in geographic areas where we have concentrations of our own retail store and restaurant locations. Due to these concentrations, we have heightened exposure to factors that impact these regions, including general economic conditions, weather patterns, climate-related conditions, natural disasters, public health crises, changing demographics and other factors. In addition, our brands are associated with the resort lifestyle, and many of our retail stores and restaurants are located in destinations that are dependent on travel and tourism. Any decrease in resort travel, including as a result of current macroeconomic conditions or geopolitical considerations, could negatively impact our sales and results of operations.

Our international operations, including foreign sourcing, result in an exposure to fluctuations in foreign currency exchange rates.

We are exposed to certain currency exchange risks in conducting business outside of the United States. Substantially all of our product purchases are from foreign vendors and are denominated in U.S. dollars. If the value of the U.S. dollar decreases relative to certain foreign currencies in the future, then the prices that we negotiate for products could increase and we may be unable to pass this increase on to customers, which would negatively impact our margins. However, if the value of the U.S. dollar increases between the time a price is set and payment for a product, the price we pay may be higher than that paid for comparable goods by competitors that pay for goods in local currencies, and these competitors may be able to sell their products at more competitive prices. An increase in the value of the U.S. dollar compared to other currencies in which we have sales could also result in lower levels of sales and earnings reported in our consolidated statements of operations and lower gross margins. Additionally, currency fluctuations could also disrupt the business of our independent manufacturers by making their purchases of raw materials more expensive and difficult to finance.

Risks Related to Regulatory, Tax and Financial Reporting Matters

Changes in international trade regulation, including increases in tariff rates and the imposition of additional tariffs, could increase our costs and/or disrupt our supply chain, and there can be no assurance that any measures we take to mitigate the impact of tariffs on our business will be successful.

Due to our international sourcing activities, we are exposed to risks associated with changes in the laws and regulations governing the importing and exporting of apparel products into and from the countries in which we operate. These risks include imposition of antidumping, countervailing or other duties, tariffs, taxes or quota restrictions; government-imposed restrictions as a result of public health issues; changes in customs procedures for importing apparel products; restrictions on the transfer of funds to or from foreign countries; and the issuance of sanctions and trade orders. Any of these factors may disrupt our supply chain, increase our product costs, provide our competitors with a material advantage over us or render our products less desirable in the marketplace.

U.S. trade policy is evolving rapidly and continues to be subject to significant uncertainty. Since February 2025, the U.S. government has imposed a broad range of new and increased tariffs on foreign imports into the United States, including new tariffs under Section 122 of the Trade Act of 1974 announced in February 2026, which have resulted and could continue to result in increases in our product costs and disruptions to our supply chain. While certain of these tariffs have been suspended, modified or invalidated, including the recent U.S. Supreme Court decision to invalidate tariffs previously imposed under IEEPA, the trade policy environment continues to evolve, and we cannot predict new or increased tariffs that may be implemented in the future. In addition, there may be ongoing uncertainty regarding the availability, timing and administration of any refund processes associated with tariffs that have been invalidated or otherwise modified, and there can be no assurance that we will be able to obtain refunds or that any refunds will be available to us in amounts or within timeframes that would meaningfully offset the impact of tariffs on our business.

We are closely monitoring the evolving tariff landscape and are continuing to assess the measures we have taken and may continue to take to mitigate the impacts of tariffs on our supply chain, product costs and profitability. Our efforts to continue to diversify the countries and suppliers from which we source products could result in increased costs and disruptions to our operations, and we may be unable to successfully or timely identify new manufacturers with capacity to meet our requirements on terms acceptable to us. We cannot predict the full effects of our diversification efforts, and we may be required to continue to make further changes to our supply chain or to reevaluate our current approach on an accelerated timeframe in order to adapt to rapidly changing trade policies. Furthermore, we may be unable to adapt our business to meet consumer expectations in the dynamic retail environment resulting from shifting tariff rates and market conditions. For example, we may determine that additional selective price increases on some or all of our products are necessary to mitigate the impact of tariffs on our businesses, and if our competitors do not implement similar price increases, or we implement such price increases across a product mix that our customers find unfavorable our reputation, competitive position and financial performance may be adversely affected.

The trade policy environment has been and is expected to continue to be dynamic, and we cannot predict what additional actions may ultimately be taken by the United States or other governments with respect to tariffs or other trade restrictions. Increased geopolitical tensions relating to trade relations and public perception of uncertainties with respect to U.S. trade policy and its impact on the macroeconomic environment could negatively affect consumer sentiment and demand for our products and intensify an increasingly competitive promotional environment, all of which could materially adversely impact our sales, results of operations, financial condition and cash flows.

Our business is subject to various federal, foreign, state and local laws and regulations, and the costs of compliance with, or the violation of, such laws and regulations could have an adverse effect on our costs or operations.

We are subject to an increasing number of evolving and stringent standards, laws and other regulations, including those relating to labor, employment, privacy and data security, consumer protection, marketing, health, product performance, content and safety, anti-bribery, taxation, customs, logistics and other operational matters. These laws and regulations, in the United States and abroad, are complex and often vary widely by jurisdiction. As we expand to new markets, including, for example, Tommy Bahama's expansion into New Zealand that began in Fiscal 2024, we may face challenges ensuring that we are currently or will in the future be compliant with all applicable laws and regulations in all the states and countries in which we operate. In addition to the local laws of the foreign countries in which we operate, we are subject to certain anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. If any of our international operations, or our employees or agents, violates such laws, we could become subject to sanctions or other penalties that could negatively affect our reputation, business and operating results.

We have seen many new laws and regulations going into effect or being proposed in recent years, including in areas such as consumer and data privacy, matters related to corporate responsibility marketing and trade. In particular, the regulatory environment governing the use of AI technologies is rapidly developing, and new laws and regulations may impose additional compliance obligations, restrict certain uses of AI technologies or require disclosures regarding our use of AI in consumer-facing or internal applications. We may be required to make significant expenditures and devote significant time and management resources to comply with any existing or future laws or regulations, and a violation of applicable laws and regulations by us, or any of our suppliers or licensees, may restrict our ability to import products, require a recall of our products, lead to fines or otherwise increase our costs, negatively impact our ability to attract and retain employees or materially limit our ability to operate our business. In addition, regardless of whether any allegations of violations of the laws and regulations governing our business are valid or whether we ultimately become liable, we would incur time and costs, as well as disruption to management focus, in addressing these allegations and may be materially affected by negative publicity as a result of such allegations.

Any violation or perceived violation of our Supplier Code of Conduct or supplier corporate responsibility program, including by our manufacturers or vendors, could have a material adverse effect on our brands.

We have a robust corporate responsibility program that incorporates legal, social, environmental and traceability components, including a Supplier Code of Conduct and supplier compliance standards. The reputation of our brands could be harmed if we or our third-party producers and vendors, substantially all of which are located outside the United States, fail to meet appropriate human rights, environmental, product safety and product quality standards. Despite our efforts, we cannot ensure that our producers and vendors will at all times conduct their operations in accordance with our corporate responsibility requirements or that the products we purchase will always meet our safety and quality control standards, and any failure to do so could disrupt our supply chain and adversely affect our business operations.

The presence or perception of forced labor in our supply chain in spite of our efforts to ensure that our third-party producers and vendors meet human rights and labor standards could result in adverse impacts on our business, including the detention of goods at U.S. ports of entry, challenges in identifying replacement vendors and harm to our reputation. While we have diversified the jurisdictions from which we source products and product inputs, our manufacturing operations remain concentrated in Asia, cotton is among the principal raw materials used in many of our goods and even the cotton used in our products manufactured outside of China largely originates from Chinese fabric mills. Starting in Fiscal 2020, the U.S. Government issued withhold release orders in response to concerns regarding forced labor in the Xinjiang Uyghur Autonomous Region (the "XUAR") of China. The XUAR is a globally significant source of cotton production. The Uyghur Forced Labor Prevention Act ("UFLPA"), which was enacted in 2021, created a rebuttable presumption that goods produced in whole or in part in the XUAR or connected with certain listed companies were produced using forced labor and are, therefore, barred from entry into the United States. Requirements for enhanced supply chain traceability, monitoring and risk screening, including pursuant to the UFLPA, have increased our compliance costs. Furthermore, while we do not knowingly source any products or product inputs from the XUAR, we have no known involvement with any entity list company and we prohibit our suppliers from using forced labor, our supply chain is complex, and we may not have the ability to completely map and monitor it. We could be subject to penalties, fines or sanctions if any of the producers from which we purchase goods is found or suspected to have dealings, directly or indirectly, with the XUAR or entity list companies, and any actions taken by customs officials to block the import of products suspected of being manufactured with forced labor, whether or not founded, could adversely impact our operations and financial results.

As a multi-national apparel company, we may experience fluctuations in our tax liabilities and effective tax rate.

As a multi-national apparel company, we are subject to income taxes in the United States and various foreign jurisdictions. We record our income tax liability based on an analysis and interpretation of local tax laws and regulations, which requires a significant amount of judgment and estimation. In addition, we may from time to time modify our operations in an effort to minimize our consolidated income tax expense. Our effective income tax rate in any particular period or in future periods may be affected by a number of factors, including a shift in the mix of revenues, income and/or losses among domestic and international sources during a year or over a period of years; changes in tax laws, regulations or international tax treaties; the outcome of income tax audits; the difference between the income tax deduction and the previously recognized income tax benefit related to the vesting of equity-based compensation awards; and the resolution of uncertain tax positions, any of which could adversely affect our effective income tax rate and profitability.

In July 2025, the budget reconciliation bill H.R. 1, referred to as the One Big Beautiful Bill Act ("OBBBA"), was signed into law and introduced significant changes to U.S. federal income tax law, including making several provisions of the 2017 Tax Cuts and Jobs Act permanent. The OBBBA enacted changes to U.S. federal income tax law that include provisions related to accelerated depreciation of fixed assets, the expensing of research and development costs, and modifications to limitations on the deductibility of interest expense. Any future changes to U.S. and foreign tax laws and compliance with any such new tax laws could have a material adverse effect on our tax expense, cash flows and operations.

Impairment charges for goodwill or intangible assets could have a material adverse impact on our financial results.

The carrying values of our goodwill and intangible assets, including those recorded in connection with our acquisition of a business, are subject to periodic impairment testing. Impairment testing of goodwill and intangible assets requires us to make estimates about future performance and cash flows that are inherently uncertain and can be affected by numerous factors, including changes in economic conditions, income tax rates, our results of operations and competitive conditions in the industry. In Fiscal 2023, we recognized $111 million of noncash impairment charges for goodwill and intangible assets in connection with the operations of Johnny Was, which was driven by the prevailing macroeconomic environment's impact on near-term expectations for our business operations and higher interest rates. In Fiscal 2025, we recognized an additional aggregate $61 million of noncash intangible assets and goodwill impairment charges in Johnny Was and Jack Rogers, which reflected the impact of recent net sales trends and challenges in mitigating elevated tariff rates, as well as, in the case of Johnny Was, organizational realignment activities undertaken at Johnny Was in the Third Quarter of Fiscal 2025. Future impairment charges may have a material adverse effect on our consolidated financial statements or results of operations.

Any failure to maintain liquor licenses or comply with applicable regulations could adversely affect the profitability of our restaurant operations.

The restaurant industry requires compliance with a variety of federal, state and local regulations. In particular, all of our Tommy Bahama restaurants and Marlin Bars serve alcohol and, therefore, maintain liquor licenses. Our ability to maintain our liquor licenses and other permits depends on our compliance with applicable laws and regulations. The loss of a liquor license or other critical permits would adversely affect the profitability of that restaurant. Additionally, as a participant in the restaurant industry, we face risks related to food quality, food-borne illness, injury, health inspection scores and labor relations. The negative impact of adverse publicity relating to allegations of actual or perceived violations at one of our restaurants may extend beyond the restaurant involved to affect some or all of our other restaurants, as well as the image of the Tommy Bahama brand as a whole.

General Risks

Our business depends on our senior management and other key personnel, and failure to successfully attract, retain and implement succession of our senior management and key personnel or to attract, develop and retain personnel to fulfill other critical functions may have an adverse effect on our operations and ability to execute our strategies.

Our senior management has substantial experience in the apparel and related industries, with our Chairman and Chief Executive Officer Mr. Thomas C. Chubb III having worked with our company for more than 35 years, including in various executive management capacities. Our success depends on disciplined execution at all levels of our organization, including our senior management, and continued succession planning. Competition for qualified personnel is intense, and we compete to attract and retain these individuals with other companies that may have greater financial resources than us. While we believe that we have depth within our management team, the unexpected loss of any of our senior management, or the unsuccessful integration of new leadership, could harm our business and financial performance. In addition, we may be unable to retain or recruit qualified personnel in key areas such as product design, sales, marketing (including individuals with key insights into digital and social media marketing strategies), distribution, technology, sourcing and other support functions, which could result in missed sales opportunities and harm to key business relationships.

Any inability or failure to recruit, retain and effectively develop skilled personnel could adversely impact our business, financial performance, reputation, ability to keep up with the needs of our customers and overall customer satisfaction.

We may be unable to protect our trademarks and other intellectual property.

We believe that our trademarks and other intellectual property rights have significant value and are important to our continued success and our competitive position due to their recognition by consumers and retailers. Substantially all of our consolidated net sales are attributable to branded products for which we own the trademark. Therefore, our success depends to a significant degree on our ability to protect and preserve our intellectual property. We rely on laws in the United States and other countries to protect our proprietary rights. However, we may not be able to sufficiently prevent third parties from using our intellectual property without our authorization, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. We have also experienced challenges with enforcing our intellectual property rights on third party e-commerce websites, especially those based in foreign jurisdictions. In addition, AI-driven design tools and widely available generative AI technologies may enable new or existing competitors to rapidly develop and approximate distinctive designs, prints and other creative elements that differentiate our brands. The use of our intellectual property or similar intellectual property by others could reduce or eliminate any competitive advantage we have developed, causing us to lose sales or otherwise harm the reputation of our brands.

We devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts. Despite these efforts, we regularly discover products that infringe our proprietary rights or that otherwise seek to mimic or leverage our intellectual property. Counterfeiting and other infringing activities typically increase as brand recognition increases, and association of our brands with inferior counterfeit reproductions or third-party labels could adversely affect the integrity and reputation of our brands.

Additionally, there can be no assurance that the actions that we have taken will be adequate to prevent others from seeking to block sales of our products as violations of proprietary rights. As we extend our brands into new product categories and new product lines and expand the geographic scope of the sourcing, distribution and marketing of our brands' products, we could become subject to litigation or challenge based on allegations of the infringement of intellectual property rights of third parties, including claims arising from any generative AI tools we implement in our business and assertions of rights by various third parties who have acquired or claim ownership rights in some of our trademarks internationally. In the event a claim of infringement against us is successful or would otherwise affect our operations, we may be required to pay damages, royalties, license fees or other costs to continue to use intellectual property rights that we had been using, or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. Litigation and other legal action of this type, regardless of whether it is successful, could result in substantial costs to us and diversion of the attention of our management and other resources.

We are subject to periodic litigation, which may cause us to incur substantial expenses or unexpected liabilities.

From time to time, we are involved in litigation matters, which may relate to employment practices, consumer protection, intellectual property infringement, product liability and contract disputes, and which may include a class action, and we are subject to various claims and pending or threatened lawsuits in the ordinary course of our business operations. Often, these cases raise complex factual and legal issues and, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. Regardless of the outcome or whether the claims have merit, legal proceedings may be expensive and require significant management time. In addition, we may make changes in our operations and strategies in response to emerging litigation trends, which could result in lost sales or failure to attract new customers and negatively impact our operating results.

Our common stock price may be highly volatile, and we may be unable to meet investor and analyst expectations.

Our common stock, which is currently listed on the New York Stock Exchange, may be subject to extreme and unpredictable fluctuations in price. The market price of our common stock may decline, or litigation may ensue, if the results of our operations or projected results do not meet the expectations of securities analysts or our shareholders, investors are unreceptive to an announcement of changes in our business or our strategic initiatives or securities analysts who follow our company change their ratings or estimates of our future performance. The stock market has also experienced periods of general volatility which result in fluctuations in stock prices unrelated or disproportionate to operating performance, and our stock price may change suddenly as a result of factors beyond our control, including general economic conditions, new or modified legislation impacting our industry, announcements by our competitors, or sales of our stock by existing shareholders. We cannot provide assurances that there will continue to be an active trading market for our stock, and the price of our common stock may also be affected by illiquidity or perceived illiquidity of our shares.

We have paid dividends in each quarter since we became a public company in July 1960, and our Board of Directors from time to time has authorized share repurchase programs under which we have repurchased shares of our common stock. We may discontinue or reduce dividend payments, or implement, modify, suspend or eliminate share repurchase programs, based upon several factors, including the terms of our credit facility and applicable law, the need for funding for our strategic initiatives or other capital expenditures and our future cash needs. Any modification or suspension of dividends or share repurchase programs could cause our stock price to decline. In addition, we cannot be certain that any share repurchase program we implement will meet the expectations of our investors.

Our business could be impacted as a result of actions by activist shareholders or others.

Our business could be impacted as a result of actions by activist shareholders or others. Sustained periods of stock price or financial underperformance, stagnation or volatility could increase the likelihood of such actions. Responding to activist initiatives could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board of Directors and senior management from the pursuit of our business priorities. Perceived uncertainties as to our future direction as a result of such activism may adversely affect our relationships with vendors, customers, prospective and current employees and others, and could negatively impact our business and stock price.

Other factors may have an adverse effect on our business, results of operations and financial condition.

Other risks, many of which are beyond our ability to control or predict, could negatively impact our business and financial performance, including changes in social, political, labor, health and economic conditions; changes in the operations or liquidity of any of the parties with which we conduct our business, or in the access to capital markets for any such parties; increasing costs of customer acquisition, activation and retention; consolidation in the retail industry; and other factors. Any of these risks, and others of which we are not aware or that we currently consider to be immaterial, could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

We maintain a comprehensive process for identifying, assessing, and managing material risks from cybersecurity threats as part of our overall risk management system. We obtain input, as appropriate, for our cybersecurity risk management program from threat intelligence services, cybersecurity consultants, and multiple external sources. Our cybersecurity program is managed by our Head of Cyber Security, whose team is responsible for leading enterprise-wide cybersecurity strategy, risk assessment, and management policies, standards, architecture, and processes. The Head of Cyber Security has a master's degree in cybersecurity, maintains industry certifications, and has over 20 years of prior work experience in various roles involving information technology, cybersecurity, and compliance. We augment our cybersecurity team with consultants, contract resources, and managed security service providers when needed. Our executive leadership team is responsible for our overall enterprise risk management system and processes and, along with the Head of Cyber Security, regularly consider cybersecurity risks in the context of other material risks to the company.

Our Board has delegated to its Audit Committee oversight responsibility for cyber risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements. The Head of Cyber Security provides quarterly reports to our Audit Committee regarding cyber risk trends, technology security risks, projects to continually enhance our information security systems, cybersecurity strategy, and the emerging threat landscape. The Audit Committee reports any findings and recommendations, as appropriate, to the full Board for consideration. Our cybersecurity program is periodically evaluated by internal and external resources to evaluate and enhance the effectiveness of our information security policies, controls, and procedures. The results of those reviews are reported to senior management and the Audit Committee. As part of our cyber risk management program, we track and log security incidents across our enterprise and perform third-party risk assessments to identify and attempt to mitigate risks from third parties such as vendors and suppliers.

As of the date of this Annual report on Form 10-K, we do not believe any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, including our results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. In addition, while we have implemented a risk management process to mitigate cybersecurity risks that arise from utilizing third party service providers, suppliers, and vendors, our control over and ability to monitor the security posture of third parties with whom we do business remains limited and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by such third parties.

For more information on our cybersecurity related risks, see Part I, Item 1A. Risk Factors of this Report.

Item 2. *Properties*

We lease and own space for our direct to consumer locations, distribution centers, and sales/administration offices in various locations. We believe that our existing properties are well maintained, are in good operating condition and will be adequate for our present level of operations.

In the ordinary course of business, we enter into lease agreements for our direct to consumer operations, including leases for full-price retail store, food and beverage and outlet store space. The leases have varying terms and expirations and may have provisions to extend, renew or terminate the lease agreement, among other terms and conditions. At times, we may determine that it is appropriate to close certain direct to consumer or other locations that no longer meet our investment criteria, by either not renewing the lease, exercising an early termination option, negotiating an early termination or otherwise. Despite prevailing market conditions becoming increasingly competitive and commanding significantly higher rents for the most desired properties, we anticipate that we will be able to extend our leases for desirable locations, to the extent that they expire in the near future, on terms that are satisfactory to us, or if necessary, locate substitute properties on acceptable terms. The terms and conditions of lease renewals or relocations may not be as favorable as existing leases.

Details of the principal administrative, sales and distribution facilities used in our operations, including approximate square footage, are as follows:

Location	Primary Use	Operating Segment	Square Footage	Lease Expiration
Seattle, Washington	Sales/administration	Tommy Bahama	125,000	2037
Auburn, Washington	Distribution center	Tommy Bahama	335,000	2035
King of Prussia, Pennsylvania	Sales/administration and distribution center	Lilly Pulitzer	160,000 [1]	Owned
Los Angeles, California	Sales/administration	Johnny Was	30,000	2032
Atlanta, Georgia	Sales/administration	Corporate/Other	17,000	2037
Lyons, Georgia	Distribution center	Various	420,000	Owned
Lyons, Georgia[2]	Distribution center	Various	562,000	Owned

[1] The King of Prussia facility is comprised of two separate buildings

[2] The new Lyons, Georgia facility was opened in February 2026.

Item 3. *Legal Proceedings*

From time to time, we are a party to litigation and regulatory actions arising in the ordinary course of business. These actions may relate to trademark and other intellectual property, employee relations matters, consumer marketing, real estate, licensing arrangements, importing or exporting regulations, product safety requirements, taxation or other topics. We are not currently a party to any litigation or regulatory action or aware of any proceedings contemplated by governmental authorities that we believe could reasonably be expected to have a material impact on our financial position, results of operations or cash flows. However, our assessment of any litigation or other legal claims could potentially change in light of the discovery of additional factors not presently known or determinations by judges, juries, or others which are not consistent with our evaluation of the possible liability or outcome of such litigation or claims.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market and Dividend Information

Our common stock is listed and traded on the New York Stock Exchange under the symbol "OXM." As of March 23, 2026, there were 192 record holders of our common stock.

On March 23, 2026, our Board of Directors approved a cash dividend of $0.70 per share payable on May 1, 2026, to shareholders of record as of the close of business on April 17, 2026. Although we have paid dividends each quarter since we became a public company in July 1960, we may discontinue or modify dividend payments at any time if we determine that other uses of our capital, including payment of outstanding debt, funding of acquisitions, funding of capital expenditures or repurchases of outstanding shares, may be in our best interest; if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend; or if the terms of our credit facility, other debt instruments or applicable law limit our ability to pay dividends. We may borrow to fund dividends or repurchase shares in the short term subject to the terms and conditions of our credit facility, other debt instruments and applicable law. All cash flow from operations will not be paid out as dividends or repurchases of our common stock. For details about limitations on our ability to pay dividends, see the discussion of our $325 million Fourth Amended and Restated Credit Agreement (as amended, the "U.S. Revolving Credit Agreement") in Note 6 of our consolidated financial statements and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, both contained in this report.

Recent Sales of Unregistered Equity Securities

We did not sell any unregistered equity securities during Fiscal 2025.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We have certain stock incentive plans as described in Note 9 to our consolidated financial statements included in this report, all of which are publicly announced plans. Under the plans, we can repurchase shares from employees to cover employee tax liabilities related to the vesting of shares of our stock. During the Fourth Quarter of Fiscal 2025, no shares were repurchased from employees pursuant to these plans.

On December 10, 2024, our Board of Directors authorized us to spend up to $100 million to repurchase shares of our stock. This authorization superseded and replaced all previous authorizations to repurchase shares of our stock. During the First Quarter of Fiscal 2025, we repurchased 842,007 shares of our common stock at an average price of $59.38 for $50 million as part of an open market repurchase program (Rule 10b5-1 plan) under the December 10, 2024 authorization.

On March 24, 2025, our Board of Directors authorized us to spend up to $100 million to repurchase shares of our stock. This authorization superseded and replaced all previous authorizations to repurchase shares of our stock and has no automatic expiration. During the Second Quarter of Fiscal 2025, we repurchased 114,477 shares of our common stock at an average price of $40.46 for $5 million in open market repurchases under the March 24, 2025 authorization.

During the Third Quarter of Fiscal 2025 and Fourth Quarter of Fiscal 2025, we did not repurchase any shares of our stock. During Fiscal 2025, we repurchased a total of 956,484 shares in open market repurchases at an average price of $57.12 for $55 million.

As of January 31, 2026, $95 million remained under the Board of Directors' authorization.

Stock Price Performance Graph

The graph below reflects cumulative total shareholder return (assuming an initial investment of $100 and the reinvestment of dividends) on our common stock compared to the cumulative total return for a period of five years, beginning January 30, 2021, and ending January 31, 2026, of (1) The S&P SmallCap 600 Index and (2) The S&P 500 Apparel, Accessories and Luxury Goods.



Comparison of Cumulative Total Return
Oxford Industries, Inc.
S&P SmallCap 600 Index
S&P 500 Apparel, Accessories & Luxury Goods
DOLLARS
250
200
150
100
50
0
1/30/2021
1/29/2022
1/28/2023
2/3/2024
2/1/2025
1/31/2026

	INDEXED RETURNS					
	Base Period			**Years Ended**		
Company / Index	**1/30/21**	**1/29/22**	**1/28/23**	**2/3/24**	**2/1/25**	**1/31/26**
Oxford Industries, Inc.	**100**	126.25	187.25	157.73	141.66	66.54
S&P SmallCap 600 Index	**100**	108.32	108.06	112.35	129.96	141.39
S&P 500 Apparel, Accessories & Luxury Goods	**100**	98.50	71.83	58.68	64.17	54.60

Item 6. ***Reserved***

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our results of operations, cash flows, liquidity and capital resources compares Fiscal 2025 to Fiscal 2024 and should be read in conjunction with our consolidated financial statements contained in this report.

The results of operations, cash flows, liquidity and capital resources for Fiscal 2024 compared to Fiscal 2023 are not included in this report on Form 10-K. For a discussion of our results of operations, cash flows, liquidity and capital resources for Fiscal 2024 compared to Fiscal 2023 and certain other financial information related to Fiscal 2024 and Fiscal 2023, refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II. Item 7 of our 2024 Annual Report on Form 10-K, filed with the SEC on March 31, 2025, which is available on the SEC's website at www.sec.gov and under the Investor Relations section of our website at www.oxfordinc.com.

OVERVIEW

Business Overview

We are a leading branded apparel company that designs, sources, markets and distributes products bearing the trademarks of our Tommy Bahama, Lilly Pulitzer, Johnny Was, Southern Tide, TBBC, Duck Head and Jack Rogers lifestyle brands.

Our business strategy is to create sustained profitable growth by driving excellent performance across our portfolio of businesses. We consider lifestyle brands to be those brands that have a clearly defined and targeted point of view inspired by an appealing lifestyle or attitude. Furthermore, we believe lifestyle brands that create an emotional connection can command greater loyalty and higher price points and create licensing opportunities. We believe the attraction of a lifestyle brand depends on creating compelling product, effectively communicating the respective lifestyle brand message and distributing products to consumers where and when they want them. We believe the principal competitive factors in the apparel industry are the reputation, value, and image of brand names; design of differentiated, innovative or otherwise compelling product; consumer preference; price; quality; marketing; product fulfillment capabilities; and customer service. Our ability to compete successfully in the apparel industry is dependent on our proficiency in foreseeing changes and trends in fashion and consumer preference and presenting appealing products for consumers. Our design-led, commercially informed lifestyle brand operations strive to provide exciting, differentiated fashion products each season as well as certain core products that consumers expect from us.

During Fiscal 2025, 82% of our consolidated net sales were through our direct to consumer channels of distribution, which consist of our brand specific full-price retail stores, e-commerce websites and outlets, as well as our Tommy Bahama food and beverage operations. The remaining 18% of our net sales was generated through our wholesale distribution channels, which complement our direct to consumer operations and provide access to a larger base of consumers. Our wholesale operations consist of sales of products bearing the trademarks of our lifestyle brands to various specialty stores, better department stores, Signature Stores, multi-branded e-commerce retailers and other retailers.

For additional information about our business and each of our operating segments, see Part I, Item 1. Business included in this report. Important factors relating to certain risks which could impact our business are described in Part I, Item 1A. Risk Factors of this report.

Industry Overview

We operate in a highly competitive apparel market. No single apparel firm or small group of apparel firms dominates the apparel industry, and our competitors vary by operating segment and distribution channel. The apparel industry is cyclical and highly dependent on the overall level and focus of discretionary consumer spending, which changes as consumer preferences and regional, domestic, and international economic conditions evolve. In recent years, consumers have allocated a smaller portion of discretionary spending to certain product categories, including apparel, while increasing spending on services and other goods. Further, negative economic conditions often have a longer and more pronounced impact on the apparel industry than on other industries, due in part to the discretionary nature of apparel purchases.

This competitive and evolving environment requires brands and retailers to approach their operations, including with respect to marketing, merchandising, advertising, and fulfillment, differently than they have historically and may result in increased operating costs and ongoing investments to generate growth or maintain existing sales levels. The expanding use of digital platforms, data analytics, and artificial intelligence-enabled tools across the industry has raised consumer expectations for personalization, convenience, transparency, and speed, while intensifying competition across channels.

These competitive pressures have been further exacerbated by a challenging macroeconomic and geopolitical environment. Significant increases in tariffs on imported goods, subsequent judicial developments affecting certain tariff measures, continued implementation of tariffs under alternative authorities, and broader uncertainty around U.S. trade and tax policy, inflationary pressures, and elevated interest rates for prolonged periods have weighed on consumer confidence and discretionary spending. Geopolitical tensions, including the ongoing war in Ukraine and the U.S.-Iran conflict and potential regime change in Iran as well as other hostilities in the Middle East have added to global uncertainty and have the potential to influence energy markets, transportation costs, and broader supply chain dynamics. Taken together, these conditions have increased volatility and reduced visibility across the global retail and consumer environment.

In response to the uncertain macroenvironment conditions, promotional activity across the industry has increased as retailers seek to offset traffic volatility and stimulate demand, further intensifying price competition. These factors have created a complex and challenging retail environment that impacted our businesses and financial results during Fiscal 2025, exacerbated certain inherent challenges within the apparel industry, and may continue to do so in the future. There remains significant uncertainty in the macroeconomic environment, and the impact of these and other factors could materially affect our businesses.

We believe our lifestyle brands have true competitive advantages, and we continue to invest in our brands' direct to consumer initiatives and distribution capabilities while further leveraging technology to serve our consumers when and where they want to be served. We continue to believe that our lifestyle brands, with their strong emotional connections with consumers, are well suited to succeed and thrive in the long term while managing the various challenges facing our industry in the current environment. At the same time, we remain cautious in light of extrinsic factors and are proactively taking measures to reassess and realign our operating expenses to drive long-term operating margin expansion across our businesses.

OPERATING SEGMENTS

We identify our operating segments based on the way the chief operating decision maker ("CODM") organizes the components of our business for purposes of allocating resources and assessing performance. Our operating segment structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across each brand's direct to consumer, wholesale and licensing operations, as applicable. Our business is organized as our Tommy Bahama, Lilly Pulitzer, Johnny Was and Emerging Brands reportable segments. For a more extensive description of our reportable segments and Corporate and Other, see Part I, Item 1. Business and Note 2 of our consolidated financial statements, both included in this Annual Report on Form 10-K.

KEY PERFORMANCE INDICATORS

We consider a variety of performance and financial measures in assessing our business, and the key performance indicators used to measure our results are summarized below.

Comparable Sales

We often disclose comparable sales in order to provide additional information regarding changes in our results of operations between periods. Our disclosures of comparable sales include net sales from our full-price retail stores and e-commerce sites. We believe that the inclusion of both full-price retail stores and e-commerce sites in the comparable sales disclosures is a more meaningful way of reporting our comparable sales results, given similar inventory planning, allocation and return policies, as well as our cross-channel marketing and other initiatives for the direct to consumer channels. For our comparable sales disclosures, we exclude (1) outlet store sales as those clearance sales are used primarily to liquidate end of season inventory, which may vary significantly depending on the level of end of season inventory on hand and generally occur at lower gross margins than our non-clearance direct to consumer sales, and (2) food and beverage sales, as we do not currently believe that the inclusion of food and beverage sales in our comparable sales disclosures is meaningful in assessing our total company operations. Comparable sales information reflects net sales, including shipping and handling revenues, if any, associated with product sales.

For purposes of our disclosures, comparable sales consists of sales through e-commerce sites and any physical full-price retail store that was owned and open as of the beginning of the prior fiscal year and which did not have during the relevant periods, and is not within the current fiscal year scheduled to have, (1) a remodel or other event which would result in a closure for an extended period of time (which we define as a period of two weeks or longer), (2) a greater than 15% change in the size of the retail space due to expansion, reduction or relocation to a new retail space or (3) a relocation to a new space that is significantly different from the prior retail space (including relocations to accommodate an adjacent Tommy Bahama food and beverage concept). For those stores which are excluded based on the preceding sentence, the stores continue to be excluded from comparable sales until the criteria for a new store is met subsequent to the remodel, relocation, or other event. A full-price retail store that is remodeled will generally continue to be included in our comparable sales metrics as a store is not typically closed for longer than a two-week period during a remodel; however, a full-price retail store that is relocated generally will not be included in our comparable sales metrics until that store has been open in the relocated space for the entirety of the prior fiscal year because the size or other characteristics of the store typically change significantly from the prior location. Any stores that were closed during the prior fiscal year or current fiscal year, or which we plan to close or vacate in the current fiscal year, as well as any pop-up or temporary store locations, are excluded from our comparable sales metrics.

Definitions and calculations of comparable sales differ among retail companies, and therefore comparable sales metrics disclosed by us may not be comparable to the metrics disclosed by other companies.

Gross Profit and Gross Margin

Gross profit represents net sales less cost of goods sold. Gross profit as a percentage of net sales is referred to as gross margin. Cost of goods sold primarily represents the cost of merchandise sold, including the cost of duties and inbound freight from suppliers. Our gross profit is variable in nature and generally follows changes in net sales. We believe that gross profit and gross margin are useful measures because they allow management, analysts, investors and others to evaluate the profit we generate from our sales, before operating and other expenses and income.

Segment EBITDA

Segment earnings before interest, taxes, depreciation and amortization ("EBITDA") is the measure we use to assess the profitability of our operating segments. Segment EBITDA is calculated as net sales less cost of goods sold and total SG&A of the operating segment, and it excludes amounts reflected in Corporate EBITDA, income tax expense (benefit), interest expense, net, depreciation and amortization and other infrequent operating charges (impairments of goodwill, intangible assets and equity method investments). Segment EBITDA as a percentage of segment net sales is referred to as segment EBITDA margin.

We changed our segment profit measure in the Fourth Quarter of Fiscal 2025 to segment EBITDA. We believe that segment EBITDA is a useful measure because it allows management, analysts, investors, and other interested parties to evaluate the profitability of our business operations before the effects of certain net expenses that directly arise from our capital investment decisions (depreciation, amortization), financing decisions (interest), tax strategies (income taxes), and infrequent operating charges (impairments of goodwill, intangible assets and equity method investments).

Net Earnings (Loss) and EBITDA

We believe that net earnings (loss) and EBITDA, along with the adjusted measure of EBITDA are useful measures of operating performance. Net earnings (loss) represents our profitability after the effects of all operating and other expenses and income. EBITDA helps us, analysts, investors, and other interested parties assess the underlying profitability of our operations before the effects of certain net expenses that directly arise from our capital investment decisions (depreciation, amortization), financing decisions (interest), and tax strategies (income taxes).

The adjusted measure of EBITDA eliminates certain infrequent operating charges (impairments of goodwill, intangible assets and equity method investments) that we do not believe are reflective of our ongoing business performance. This adjusted measure helps us, analysts, investors, and other interested parties evaluate our operating performance on a comparable basis from period-to-period so that we can better understand the ongoing factors and trends affecting our business operations. We also use Adjusted EBITDA to forecast our performance, evaluate our actual results against our forecasts and compare our results to others in the industries that we serve.

See "Non-GAAP Financial Measures" below for a reconciliation of EBITDA and Adjusted EBITDA to net earnings (loss), the most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States ("GAAP").

Key Operating Results

The following table sets forth our consolidated operating results (in thousands, except per share amounts) for Fiscal 2025 and Fiscal 2024:

	Fiscal	
	Fiscal 2025	Fiscal 2024
Net sales	$ 1,477,834	$ 1,516,601
Gross profit	$ 897,738	$ 954,571
Gross margin	60.7 %	62.9 %
Net earnings (loss)	$ (27,889)	$ 92,973
EBITDA	$ 34,615	$ 186,908
Impairment of goodwill, intangible assets and equity method investments	$ 60,980	$ —
Adjusted EBITDA	$ 95,595	$ 186,908
Net earnings (loss) per diluted share	$ (1.86)	$ 5.87
Weighted average shares outstanding - diluted	14,963	15,827

Net loss per diluted share was $1.86 in Fiscal 2025 compared to net earnings per diluted share of $5.87 in Fiscal 2024. The decrease in net earnings in Fiscal 2025 was due to (1) noncash impairment charges of $61 million primarily related to Johnny Was recognized during Fiscal 2025, (2) decreased net sales, (3) lower gross margin, (4) increased SG&A, (5) increased interest expense and (6) decreased royalties and other operating income.

DIRECT TO CONSUMER LOCATIONS

The table below provides information about the number of direct to consumer locations for our brands as of the dates specified. For acquired businesses, locations are only included subsequent to the date of acquisition. The amounts below include our permanent locations and exclude any pop-up or temporary store locations which have an initial lease term of 12 months or less.

	January 31, 2026	February 1, 2025	February 3, 2024	January 28, 2023
Tommy Bahama full-price retail stores	102	106	102	103
Tommy Bahama retail-food and beverage locations	28	24	22	21
Tommy Bahama outlets	37	36	34	33
Total Tommy Bahama locations	167	166	158	157
Lilly Pulitzer full-price retail stores	67	64	60	59
Johnny Was full-price retail stores	75	77	72	65
Johnny Was outlets	3	3	3	2
Total Johnny Was locations	78	80	75	67
Southern Tide full-price retail stores	34	30	19	6
TBBC full-price retail stores	9	5	3	3
Total Oxford direct to consumer locations	355	345	315	292

RESULTS OF OPERATIONS

The following table sets forth the specified line items in our consolidated statements of operations both in dollars (in thousands) and as a percentage of net sales. We have calculated all percentages based on actual data, but percentage columns may not add due to rounding.

	Fiscal 2025		Fiscal 2024		Fiscal 2023	
Net sales	$ 1,477,834	100.0%	$ 1,516,601	100.0%	$ 1,571,475	100.0%
Cost of goods sold	580,096	39.3%	562,030	37.1%	575,890	36.6%
Gross profit	897,738	60.7%	954,571	62.9%	995,585	63.4%
SG&A	817,922	55.3%	786,977	51.9%	756,639	48.1%
Depreciation and amortization	65,899	4.5%	67,872	4.5%	64,066	4.1%
Impairment of goodwill, intangible assets and equity method investments	60,980	4.1%	—	—%	113,611	7.2%
Total Operating expenses	$ 944,801	63.9%	$ 854,849	56.4%	$ 934,316	59.5%
Royalties and other operating income	15,779	1.1%	19,314	1.3%	19,713	1.3%
Operating income (loss)	$ (31,284)	(2.1%)	$ 119,036	7.8%	$ 80,982	5.2%
Interest expense, net	6,870	0.5%	2,468	0.2%	6,036	0.4%
Earnings (loss) before income taxes	$ (38,154)	(2.6%)	$ 116,568	7.7%	$ 74,946	4.8%
Income taxes (benefit)	(10,265)	(0.7%)	23,595	1.6%	14,243	0.9%
Net earnings (loss)	$ (27,889)	(1.9%)	$ 92,973	6.1%	$ 60,703	3.9%
Net earnings (loss) per share	$ (1.86)		$ 5.87		$ 3.82	
Weighted average shares outstanding - diluted	14,963		15,827		15,906	

The following table presents the proportion of our consolidated net sales by distribution channel for each period presented. We have calculated all percentages below on actual data, and percentages may not add to 100 due to rounding.

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Retail	40%	39%	39%
E-commerce	34%	34%	34%
Food and beverage	8%	8%	7%
Wholesale	18%	19%	20%
Total	100%	100%	100%

FISCAL 2025 COMPARED TO FISCAL 2024

The discussion and tables below compare certain line items included in our consolidated statements of operations for Fiscal 2025 to Fiscal 2024, except where indicated otherwise. Each dollar and share amount included in the tables is in thousands except for per share amounts. We have calculated all percentages based on actual data, and percentage columns in tables may not add due to rounding. Individual line items of our consolidated statements of operations, including gross profit, may not be directly comparable to those of our competitors, as classification of certain expenses may vary by company.

Net Sales

| | Fiscal | | | |
	Fiscal 2025	Fiscal 2024	$ Change	% Change
Tommy Bahama	$ 828,543	$ 869,604	$ (41,061)	(4.7%)
Lilly Pulitzer	337,792	323,917	13,875	4.3%
Johnny Was	169,065	194,978	(25,913)	(13.3%)
Emerging Brands	142,879	128,428	14,451	11.3%
Corporate and Other	(445)	(326)	(119)	36.5 %
Consolidated net sales	$ 1,477,834	$ 1,516,601	$ (38,767)	(2.6%)

Consolidated net sales were $1,478 million in Fiscal 2025 compared to net sales of $1,517 million in Fiscal 2024. Net sales decreased in Tommy Bahama and Johnny Was, partially offset by increased sales in Lilly Pulitzer and Emerging Brands.

The decrease in net sales by distribution channel consisted of the following:

- a decrease in full-price retail store sales of $15 million, or 3%, including (1) a $16 million decrease in Tommy Bahama and (2) a $9 million decrease in Johnny Was. These decreases were partially offset by (1) a $5 million increase in Emerging Brands and (2) a $4 million increase in Lilly Pulitzer;

- a decrease in e-commerce sales of $13 million, or 3%, including (1) an $18 million decrease in Tommy Bahama and (2) an $11 million decrease in Johnny Was. These decreases were partially offset by (1) a $10 million increase in Emerging Brands and (2) a $7 million increase in Lilly Pulitzer;

- a decrease in wholesale sales of $13 million, or 5%, including (1) an $11 million decrease in Tommy Bahama, (2) a $5 million decrease in Johnny Was and (3) a $1 million decrease in Emerging Brands. These decreases were partially offset by a $3 million increase in Lilly Pulitzer;

- a decrease in outlet sales of $1 million, or 2%, including (1) a $1 million decrease in Johnny Was and (2) a $1 million decrease in Tommy Bahama; and

- an increase in food and beverage sales of $4 million, or 4%.

Tommy Bahama:

Tommy Bahama net sales decreased $41 million, or 5%, in Fiscal 2025, with a decrease in (1) e-commerce sales of $18 million, or 8%, (2) full-price retail sales of $16 million, or 5%, (3) wholesale sales of $11 million, or 8%, and (4) outlet sales of $1 million, or 1%. These decreases were partially offset by an increase in food and beverage sales of $4 million, or 4%. The following table presents the proportion of net sales by distribution channel for Tommy Bahama for each period presented:

	Fiscal 2025	Fiscal 2024
Retail	45%	45%
E-commerce	25%	26%
Food and beverage	15%	13%
Wholesale	15%	16%
Total	100%	100%

Lilly Pulitzer:

Lilly Pulitzer net sales increased $14 million, or 4%, in Fiscal 2025, with an increase in each channel of distribution including an increase in (1) e-commerce sales of $7 million, or 4%, (2) retail sales of $4 million, or 3%, and (3) wholesale sales of $3 million, or 6%. The following table presents the proportion of net sales by distribution channel for Lilly Pulitzer for each period presented:

	Fiscal 2025	Fiscal 2024
Retail	34%	35%
E-commerce	49%	48%
Wholesale	17%	17%
Total	100%	100%

Johnny Was:

Johnny Was net sales decreased $26 million, or 13%, in Fiscal 2025, with a decrease in each channel of distribution including a decrease in (1) e-commerce sales of $11 million, or 13%, (2) full-price retail sales of $9 million, or 13%, (3) wholesale sales of $5 million, or 14% , and (4) outlet sales of $1 million, or 21%. The following table presents the proportion of net sales by distribution channel for Johnny Was for each period presented:

	Fiscal 2025	Fiscal 2024
Retail	38%	38%
E-commerce	43%	43%
Wholesale	19%	19%
Total	100%	100%

Emerging Brands:

Emerging Brands net sales increased $14 million, or 11%, in Fiscal 2025. Net sales increased in TBBC, Duck Head and Southern Tide and were partially offset by decreased sales in Jack Rogers. The increase in net sales in Emerging Brands by distribution channel included increases in (1) e-commerce sales of $10 million, or 17%, and (2) retail sales of $5 million, or 27%, as we opened new retail locations. These increases were partially offset by a decrease in wholesale sales of $1 million, or 1%. The following table presents the proportion of net sales by distribution channel for Emerging Brands for each period presented:

	Fiscal 2025	Fiscal 2024
Retail	19%	17%
E-commerce	47%	44%
Wholesale	34%	39%
Total	100%	100%

Corporate and Other:

Corporate and Other net sales primarily consist of the elimination of any sales between operating segments.

Gross Profit

The tables below present gross profit by reportable segment and Corporate and Other and in total for Fiscal 2025 and Fiscal 2024, as well as the change between those two periods and gross margin by reportable segment and Corporate and Other and in total. Our gross profit and gross margin, which is calculated as gross profit divided by net sales, may not be directly comparable to those of our competitors, as the statement of operations classification of certain expenses may vary by company.

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Tommy Bahama	$ 512,142	$ 548,866	$ (36,724)	(6.7%)
Lilly Pulitzer	211,864	209,025	2,839	1.4%
Johnny Was	105,206	127,094	(21,888)	(17.2%)
Emerging Brands	77,526	73,675	3,851	5.2%
Corporate and Other	(9,000)	(4,089)	(4,911)	NM %
Consolidated gross profit	$ 897,738	$ 954,571	$ (56,833)	(6.0%)
Notable items included in amounts above:				
LIFO adjustments in Corporate and Other	$ 8,416	$ 3,304		

	Fiscal 2025	Fiscal 2024
Tommy Bahama	61.8%	63.1%
Lilly Pulitzer	62.7%	64.5%
Johnny Was	62.2%	65.2%
Emerging Brands	54.3%	57.4%
Corporate and Other	NM %	NM %
Consolidated gross margin	60.7%	62.9%

The decreased gross profit of 6% was primarily due to (1) the 3% decrease in net sales and (2) decreased consolidated gross margin. The decreased gross margin was primarily due to (1) approximately $30 million of increased cost of goods sold from additional tariffs enacted in Fiscal 2025, (2) a change in sales mix with a higher proportion of net sales occurring during promotional and clearance events at Tommy Bahama and Lilly Pulitzer and (3) a $5 million higher LIFO accounting charge in Fiscal 2025 compared to Fiscal 2024. These decreases were partially offset by (1) lower freight costs to customers due to improved carrier rates from contract renegotiations and (2) a change in sales mix with wholesale sales representing a lower proportion of net sales.

Tommy Bahama:

The lower gross margin for Tommy Bahama was primarily due to (1) increased cost of goods sold from additional tariffs implemented in Fiscal 2025 and (2) a change in sales mix with a higher proportion of net sales occurring during promotional events, including loyalty award cards, Flip Side, end of season clearance events and semi-annual Friends & Family events. These decreases were partially offset by (1) lower freight costs to customers due to improved carrier rates from contract renegotiations, (2) decreased freight rates associated with shipping our products from our vendors and (3) a change in sales mix with wholesale sales representing a lower proportion of net sales.

Lilly Pulitzer:

The lower gross margin for Lilly Pulitzer was primarily due to (1) increased cost of goods sold from additional tariffs implemented in Fiscal 2025, (2) a change in sales mix with a higher proportion of net sales occurring during promotional events, including e-commerce flash sales and (3) a change in sales mix with off-price wholesale sales representing a higher proportion of wholesale sales. These decreases were partially offset by lower freight costs to customers due to improved carrier rates from contract renegotiations.

Johnny Was:

The lower gross margin for Johnny Was was primarily due to (1) increased cost of goods sold from additional tariffs implemented in Fiscal 2025 and (2) a change in sales mix with full-price wholesale sales representing a lower proportion of wholesale sales. These decreases were partially offset by a change in sales mix with full-price retail and e-commerce sales representing a higher proportion of net sales resulting from fewer sales occurring during promotional and clearance events.

Emerging Brands:

The lower gross margin for Emerging Brands was primarily due to (1) increased cost of goods sold from additional tariffs implemented in Fiscal 2025 and (2) higher markdowns during promotional and clearance events. These decreases were partially offset by a change in sales mix with wholesale sales representing a lower proportion of net sales.

Corporate and Other:

The gross profit in Corporate and Other primarily reflects the impact of LIFO accounting adjustments that resulted in a $5 million higher charge in Fiscal 2025 compared to Fiscal 2024.

SG&A

	Fiscal 2025	Fiscal 2024	$ Change	% Change
SG&A	$ 817,922	$ 786,977	$ 30,945	3.9%
SG&A (as a % of net sales)	55.3%	51.9%		
Notable items included in amounts above:				
Johnny Was organizational realignment initiatives	$ 2,939	$ —		
Johnny Was Distribution Center relocation costs	$ —	$ 3,046		

SG&A was $818 million in Fiscal 2025 compared to SG&A of $787 million in Fiscal 2024 with approximately $15 million, or 47%, of the increase due to the increase in bricks and mortar retail locations. The 4% increase in total SG&A in Fiscal 2025 included the following, each of which includes the SG&A of the new bricks and mortar locations:

- $13 million increase in employment costs driven primarily by new bricks and mortar retail locations, increased incentive compensation and increased medical benefit costs;

- $8 million increase in software subscription related costs;

- $6 million increase in occupancy costs driven primarily by new bricks and mortar retail locations;

- $6 million increase in consulting and professional services related costs; and

- $5 million increase in the provision for credit losses primarily due to the Saks Global bankruptcy.

These increases were partially offset by:

- $7 million decrease in advertising costs; and

- $1 million decrease in miscellaneous expenses including samples, supplies and travel related costs.

Depreciation and Amortization

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Depreciation and amortization	$ 65,899	$ 67,872	$ (1,973)	(2.9%)
Depreciation and amortization (as a % of net sales)	4.5%	4.5%		
Notable items included in amounts above:				
Amortization of Johnny Was intangible assets	$ 7,734	$ 10,870		

The lower depreciation and amortization expense was primarily driven by a $3 million decrease in amortization of intangible assets. This decrease was partially offset by a $2 million increase in depreciation expense primarily driven by a $6 million increase in depreciation related to new retail stores and Marlin Bar locations and partially offset by decreases in other classes of assets.

Impairment of goodwill, intangible assets and equity method investments

We performed interim impairment assessments in the Third Quarter of Fiscal 2025 that resulted in noncash impairment charges for goodwill and intangible assets totaling $61 million, including $57 million related to Johnny Was intangible assets, which is included in our Johnny Was reportable segment, and $4 million related to Jack Rogers intangible assets and goodwill, which is included in our Emerging Brands reportable segment.

For both Johnny Was and Jack Rogers, the impairment charges reflect the recent declines in net sales and operating results, partially due to U.S. import tariffs implemented in Fiscal 2025, performance below forecasted expectations and negative revisions to projected results. Refer to "Note 5—Intangible Assets and Goodwill" for additional disclosure regarding the impairment charges recognized during Fiscal 2025. There were no other impairment charges for goodwill, intangible assets or equity method investments in Fiscal 2025.

There were no impairment charges for goodwill, intangible assets or equity method investments in Fiscal 2024.

Royalties and other operating income

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Royalties and other operating income	$ 15,779	$ 19,314	$ (3,535)	(18.3)%

Royalties and other operating income typically consist of royalty income received from third parties from the licensing of our brands. The decreased royalties and other operating income during Fiscal 2025 was primarily due to decreased royalty income in Tommy Bahama reflecting the lower sales of our licensing partners that were negatively impacted by the additional U.S. import tariffs enacted in Fiscal 2025.

Operating income (loss)

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Operating income (loss)	$ (31,284)	$ 119,036	$ (150,320)	(126.3%)
Operating income (loss) (as a % of net sales)	(2.1%)	7.8%		
Notable items included in amounts above:				
LIFO adjustments in Corporate and Other	$ 8,416	$ 3,304		
Johnny Was organizational realignment initiatives	$ 2,939	$ —		
Amortization of Johnny Was intangible assets	$ 7,734	$ 10,870		
Johnny Was intangible asset impairment charge	$ 57,000	$ —		
Jack Rogers intangible asset and goodwill impairment charge	$ 3,980	$ —		
Johnny Was Distribution Center relocation costs	$ —	$ 3,046		

Operating loss was $31 million in Fiscal 2025 compared to operating income of $119 million in Fiscal 2024. The decreased operating results were primarily due to (1) noncash impairment charges of $61 million primarily related to Johnny Was recognized during Fiscal 2025, (2) decreased net sales, (3) lower gross margin, (4) increased SG&A and (5) decreased royalties and other operating income. These decreases were partially offset by decreased depreciation and amortization expenses.

Interest expense, net

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Interest expense, net	$ 6,870	$ 2,468	$ 4,402	178.4%

The higher interest expense in Fiscal 2025 was primarily due to higher average outstanding debt during Fiscal 2025 than Fiscal 2024.

Income taxes

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Income tax expense (benefit)	$ (10,265)	$ 23,595	$ (33,860)	(143.5)%
Effective tax rate	26.9%	20.2%		

Our effective tax rate will vary from period to period from a typical annual effective tax rate of approximately 25% based on various factors including, but not limited to, the geographic mix of earnings, enacted tax legislation, state and local taxes, tax audit findings and settlements, and the interaction of various global tax strategies. Refer to Note 11 of our consolidated financial statements included in this report for our income tax rate reconciliation and other information about our income tax expense (benefit) for Fiscal 2025 and Fiscal 2024.

For Fiscal 2025, our effective tax rate was 26.9%, which primarily reflects the unfavorable net discrete tax expense for shortfalls in stock-based compensation vesting during Fiscal 2025. This unfavorable factor was partially offset by (1) favorable U.S. federal return-to-provision adjustments primarily related to an increase in the research and development tax credit and benefits associated with certain adjustments pertaining to U.S. taxation on foreign earnings, (2) the benefit derived from a reduction in income tax expense as a result of the receipt of interest from a U.S. federal income tax receivable and (3) the remeasurement of deferred tax balances due to changes in state tax rates.

For Fiscal 2024, our effective income tax rate was 20.2%, which primarily reflects (1) the benefit derived from an increase in research and development tax credits, (2) a reduction in income tax expense as a result of the receipt of interest from a U.S. federal net operating loss ("NOL") carryback claim, (3) a benefit attributable to the vesting of restricted stock awards at a price exceeding the grant date fair value, (4) favorable effects of changes in the fair value of life insurance policies and (5) benefits associated with certain adjustments pertaining to U.S. taxation on foreign earnings. These favorable items were partially offset by (1) unfavorable items related to the non-deductible amounts associated with executive compensation and (2) an increase in uncertain tax positions.

Net earnings

	Fiscal	
	Fiscal 2025	Fiscal 2024
Net sales	$ 1,477,834	$ 1,516,601
Operating income (loss)	$ (31,284)	$ 119,036
Net earnings (loss)	$ (27,889)	$ 92,973
Net earnings (loss) per diluted share	$ (1.86)	$ 5.87
Weighted average shares outstanding - diluted	14,963	15,827

Net loss per diluted share was $1.86 in Fiscal 2025 compared to net earnings per diluted share of $5.87 in Fiscal 2024. The decrease in net earnings in Fiscal 2025 was due to (1) noncash impairment charges of $61 million primarily related to Johnny Was recognized during Fiscal 2025, (2) decreased net sales, (3) lower gross margin, (4) increased SG&A, (5) increased interest expense and (6) decreased royalties and other operating income. These decreases were partially offset by decreased depreciation and amortization expenses.

EBITDA

		Fiscal 2025		Fiscal 2024		$ Change	% Change
Tommy Bahama Segment EBITDA	$	94,586	$	146,279	$	(51,693)	(35.3)%
Lilly Pulitzer Segment EBITDA	$	52,139	$	58,148		(6,009)	(10.3)%
Johnny Was Segment EBITDA	$	(8,538)	$	7,529		(16,067)	(213.4)%
Emerging Brands Segment EBITDA	$	4,743	$	9,892		(5,149)	(52.1)%
Corporate and Other EBITDA	$	(47,335)	$	(34,940)		(12,395)	(35.5)%
Adjusted EBITDA	$	95,595	$	186,908	$	(91,313)	(48.9)%
Adjusted EBITDA as a % of net sales		6.5%		12.3%			
Notable items included in amounts above:							
LIFO adjustments in Corporate and Other	$	8,416	$	3,304			
Johnny Was organizational realignment initiatives	$	2,939	$	—			
Johnny Was Distribution Center relocation costs	$	—	$	3,046			

Adjusted EBITDA was $96 million in Fiscal 2025 compared to $187 million in Fiscal 2024. The decreased Adjusted EBITDA was primarily due to lower segment EBITDA in all operating segments and in Corporate and Other. Changes in segment EBITDA by operating segment are discussed below.

Tommy Bahama:

		Fiscal 2025		Fiscal 2024		$ Change	% Change
Net sales	$	828,543	$	869,604	$	(41,061)	(4.7%)
Gross profit	$	512,142	$	548,866	$	(36,724)	(6.7%)
Gross margin		61.8%		63.1%			
Segment EBITDA	$	94,586	$	146,279	$	(51,693)	(35.3)%
Segment EBITDA as % of net sales		11.4 %		16.8 %			

The decreased segment EBITDA for Tommy Bahama was due to (1) decreased net sales, (2) increased SG&A and (3) lower gross margin. The increased SG&A was primarily due to (1) $9 million of higher SG&A associated with new retail store and Marlin Bar locations with retail and food and beverage operations, including related employment costs, occupancy costs and administrative expenses and (2) $2 million of increased software subscription and consulting costs. These increases were partially offset by $1 million of decreased variable and distribution costs primarily driven by lower sales.

Lilly Pulitzer:

		Fiscal 2025		Fiscal 2024		$ Change	% Change
Net sales	$	337,792	$	323,917	$	13,875	4.3%
Gross profit	$	211,864	$	209,025	$	2,839	1.4%
Gross margin		62.7%		64.5%			
Segment EBITDA	$	52,139	$	58,148	$	(6,009)	(10.3)%
Segment EBITDA as % of net sales		15.4 %		18.0 %			

The decreased segment EBITDA for Lilly Pulitzer was primarily due to (1) increased SG&A and (2) lower gross margin. These decreases were partially offset by increased net sales. The increased SG&A was primarily due to (1) $5 million of increased software subscription and consulting expenses, (2) $3 million of increased variable and distribution costs primarily driven by higher sales and (3) $1 million of higher SG&A associated with new retail store locations, including related employment costs, occupancy costs and administrative expenses. These increases were partially offset by $2 million of decreased advertising costs.

Johnny Was:

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Net sales	$ 169,065	$ 194,978	$ (25,913)	(13.3%)
Gross profit	$ 105,206	$ 127,094	$ (21,888)	(17.2%)
Gross margin	62.2%	65.2%		
Segment EBITDA	$ (8,538)	$ 7,529	$ (16,067)	(213.4)%
Segment EBITDA as % of net sales	(5.1)%	3.9 %		
Notable items included in amounts above:				
Johnny Was organizational realignment initiatives	$ 2,939	$ —		
Johnny Was Distribution Center relocation costs	$ —	$ 3,046		

The decreased segment EBITDA for Johnny Was was primarily due to (1) decreased net sales and (2) lower gross margin. These decreases were partially offset by decreased SG&A. The decreased SG&A was primarily due to (1) $6 million of decreased advertising costs, (2) $3 million of decreased variable and distribution costs primarily due to lower sales and (3) the absence of $3 million in Johnny Was Distribution Center relocation costs incurred during Fiscal 2024. These decreases were partially offset by (1) a $3 million increase in the provision for credit losses primarily driven by the Saks Global bankruptcy and (2) $3 million of costs associated with organizational realignment initiatives.

Emerging Brands:

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Net sales	$ 142,879	$ 128,428	$ 14,451	11.3%
Gross profit	$ 77,526	$ 73,675	$ 3,851	5.2%
Gross margin	54.3%	57.4%		
Segment EBITDA	$ 4,743	$ 9,892	$ (5,149)	(52.1)%
Segment EBITDA as % of net sales	3.3%	7.7%		

The decreased segment EBITDA for Emerging Brands was primarily due to (1) increased SG&A and (2) lower gross margin. These decreases were partially offset by increased net sales. The increased SG&A was primarily due to new retail store operations, including related employment costs, occupancy costs and administrative expenses.

Corporate and Other:

	Fiscal 2025	Fiscal 2024	$ Change	% Change
Net sales	$ (445)	$ (326)	$ (119)	NM %
Gross profit	$ (9,000)	$ (4,089)	$ (4,911)	NM %
Corporate EBITDA	$ (47,335)	$ (34,940)	$ (12,395)	NM %
Notable items included in amounts above:				
LIFO adjustments in Corporate and Other	$ 8,416	$ 3,304		

The decreased Corporate EBITDA was primarily due to (1) increased SG&A and (2) a higher LIFO accounting charge. The increased SG&A was primarily due to (1) $4 million of increased employment costs primarily driven by increased incentive compensation and medical benefit costs, (2) $3 million of increased professional and consulting costs and (3) $2 million of increased costs associated with the project to build a new distribution center in Lyons, Georgia.

Non-GAAP Financial Measures

The following tables set forth reconciliations of net earnings (loss) to EBITDA and Adjusted EBITDA. EBITDA is calculated as net sales less cost of goods sold and total SG&A, and it excludes income tax expense (benefit), interest expense, net and depreciation and amortization. Adjusted EBITDA is EBITDA less other infrequent operating charges (impairments of goodwill, intangible assets and equity method investments). We believe that the presentation of EBITDA and Adjusted EBITDA, which are not GAAP financial measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provide meaningful supplemental information to both management and investors that is indicative of our core operations. We believe that EBITDA is a useful measure of operating performance because it helps us, analysts, investors, and other interested parties assess the underlying profitability of our operations before the effects of certain net expenses that directly arise from our capital investment decisions (depreciation, amortization), financing decisions (interest) and tax strategies (income taxes). Adjusted EBITDA helps us, analysts, investors, and other interested parties evaluate our operating performance on a comparable basis from period-to-period so that we can better understand the ongoing factors and trends affecting our business operations. We also use Adjusted EBITDA, to forecast our performance, evaluate our actual results against our forecasts and compare our results to others in the industries that we serve. We do not, nor do we suggest investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, GAAP financial information. The table below showing consolidated totals reconciles GAAP net earnings (loss) to EBITDA and Adjusted EBITDA:

	Fiscal 2025	Fiscal 2024
GAAP net income (loss)	$ (27,889)	$ 92,973
Depreciation and amortization	65,899	67,872
Interest expense, net	6,870	2,468
Income tax expense (benefit)	(10,265)	23,595
EBITDA	$ 34,615	$ 186,908
Impairment of goodwill, intangible assets and equity method investments	60,980	—
Adjusted EBITDA	$ 95,595	$ 186,908

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our primary source of revenue and cash flow is through our design, sourcing, marketing and distribution of branded apparel products bearing the trademarks of our Tommy Bahama, Lilly Pulitzer, Johnny Was, Southern Tide, TBBC, Duck Head and Jack Rogers lifestyle brands. We primarily distribute our products to our customers via direct to consumer channels of distribution, but we also distribute our products via wholesale channels of distribution.

Our primary uses of cash flow include the purchase of our branded apparel products from third party suppliers located outside of the United States, as well as operating expenses, including employee compensation and benefits, operating lease commitments and other occupancy-related costs, marketing and advertising costs, information technology costs, variable expenses, distribution costs, other general and administrative expenses and the periodic payment of interest. Additionally, we use our cash to fund capital expenditures and other investing activities, dividends, share repurchases and repayment of indebtedness, if any. In the ordinary course of business, we maintain certain levels of inventory, extend credit to our wholesale customers and pay our operating expenses. Thus, we require a certain amount of ongoing working capital to operate our business. Our need for working capital is typically seasonal with the greatest working capital requirements to support our larger spring, summer and holiday direct to consumer seasons. Our capital needs depend on many factors including the results of our operations and cash flows, future growth rates, the need to finance inventory levels and the success of our various products.

We have a long history of generating sufficient cash flows from operations to satisfy our cash requirements for our ongoing capital expenditure needs as well as payment of dividends and repayment of our debt. Thus, we believe our anticipated future cash flows from operating activities will provide (1) sufficient cash over both the short and long term to satisfy our ongoing operating cash requirements, (2) ample funds to continue to invest in our lifestyle brands, direct to consumer initiatives and information technology projects, (3) additional cash flow to repay outstanding debt and (4) sufficient cash for other strategic initiatives such as acquisitions and share repurchases. Also, if cash inflows are less than cash outflows, we have access to amounts under our $325 million Fourth Amended and Restated Credit Agreement (as amended, the "U.S. Revolving Credit Agreement"), subject to its terms, which is described below.

Working Capital

($ in thousands)	January 31, 2026		February 1, 2025		$ Change		% Change
Total current assets	$	292,446	$	292,782	$	(336)	(0.1)%
Total current liabilities	$	265,303	$	248,275		17,028	6.9 %
Working capital	$	27,143	$	44,507	$	(17,364)	(39.0)%
Working capital ratio		1.10		1.18			

Our working capital ratio is calculated by dividing total current assets by total current liabilities. Current assets as of January 31, 2026 were comparable to February 1, 2025. Decreases in current assets included decreases in (1) receivables of $5 million, (2) inventories of $2 million and (3) cash and cash equivalents of $1 million. These decreases were offset by an increase in prepaid expenses and other current assets of $8 million. Current liabilities as of January 31, 2026 increased from February 1, 2025 primarily due to increases in (1) accrued compensation of $6 million, (2) current operating lease liabilities of $6 million and (3) other accrued expenses and liabilities of $5 million.

Balance Sheet

The following tables set forth certain information included in our consolidated balance sheets (in thousands). Below each table are explanations for any significant changes in the balances as of January 31, 2026 as compared to February 1, 2025.

Current Assets:

	January 31, 2026		February 1, 2025		$ Change		% Change
Cash and cash equivalents	$	8,129	$	9,470	$	(1,341)	(14.2)%
Receivables, net		72,957		77,756		(4,799)	(6.2)%
Inventories, net		165,284		167,287		(2,003)	(1.2)%
Prepaid expenses and other current assets		46,076		38,269		7,807	20.4 %
Total current assets	$	292,446	$	292,782	$	(336)	(0.1)%

Cash and cash equivalents were $8 million as of January 31, 2026, compared to $9 million as of February 1, 2025. The cash and cash equivalents balance as of January 31, 2026 and February 1, 2025 represent typical cash amounts maintained on an ongoing basis in our operations, which generally ranges from $5 million to $10 million at any given time. Any excess cash is generally used to repay amounts outstanding under our U.S. Revolving Credit Agreement.

The decreased receivables, net as of January 31, 2026, was due primarily to (1) a decrease in insurance receivables of $6 million related to payments received in Fiscal 2025 and (2) an increase in the provision for credit losses of $5 million. These decreases were partially offset by an increase in income tax receivables of $6 million. Income tax receivables are now presented within receivables, net, to provide a more concise and meaningful presentation.

Inventories, net, included a $92 million and $85 million LIFO reserve as of January 31, 2026, and February 1, 2025, respectively. The increase in the LIFO reserve was partially offset by slight inventory increases in all operating segments, with the exception of Johnny Was, driven primarily by increased tariffs. As of January 31, 2026, we had $11 million of additional costs capitalized into inventory related to the U.S. tariffs implemented in Fiscal 2025.

The increased prepaid expenses and other current assets as of January 31, 2026, was primarily due to increases in prepaid software costs.

Non-current Assets:

	January 31, 2026		February 1, 2025		$ Change		% Change
Property and equipment, net	$	325,597	$	272,690	$	52,907	19.4%
Intangible assets, net		189,411		257,915		(68,504)	(26.6)%
Goodwill		25,604		27,383		(1,779)	(6.5)%
Operating lease assets		379,898		364,436		15,462	4.2%
Other assets, net		61,838		54,279		7,559	13.9 %
Deferred income taxes		34,164		20,320		13,844	68.1%
Total non-current assets	$	1,016,512	$	997,023	$	19,489	2.0 %

Property and equipment, net as of January 31, 2026, increased as capital expenditures primarily relating to the project to build a new distribution center in Lyons, Georgia and the opening of new Tommy Bahama Marlin Bars and retail stores across our portfolio exceeded depreciation during Fiscal 2025.

The decrease in intangible assets, net as of January 31, 2026, was primarily due to the $59 million of intangible asset impairment charges primarily related to Johnny Was during Fiscal 2025, as discussed in Note 5 to the consolidated financial statements. Intangible assets, net decreased further due to the amortization of intangible assets acquired in the acquisition of Johnny Was.

The decrease in goodwill as of January 31, 2026, was primarily due to the $2 million goodwill impairment charge related to Jack Rogers during Fiscal 2025, as discussed in Note 5 to the consolidated financial statements.

Operating lease assets as of January 31, 2026, increased primarily due to the addition of new leased locations, or the extension of existing leased locations, exceeding the recognition of amortization related to existing operating leases and the termination or reduced term of certain operating leases.

Other assets as of January 31, 2026, increased primarily due to (1) an increase in capitalizable implementation costs associated with cloud computing arrangements and (2) an increase in the fair value of life insurance policies associated with our deferred compensation plans.

Deferred income taxes increased as of January 31, 2026, due primarily to the recognition of deferred tax benefits associated with the impairment charges related to Johnny Was and Jack Rogers.

Liabilities:

	January 31, 2026		February 1, 2025		$ Change		% Change
Total current liabilities	$	265,303	$	248,275	$	17,028	6.9 %
Long-term debt		116,443		31,105		85,338	274.4%
Non-current portion of operating lease liabilities		382,492		359,366		23,126	6.4%
Other non-current liabilities		29,883		28,499		1,384	4.9%
Total liabilities	$	794,121	$	667,245	$	126,876	19.0 %

Current liabilities increased as of January 31, 2026, primarily due to (1) accrued compensation of $6 million primarily due to increased accrued incentive compensation, (2) current operating lease liabilities of $6 million primarily due to the opening of new retail stores and (3) other accrued expenses and liabilities of $5 million primarily due to an increase in accrued duties and tariffs.

The increase in long-term debt as of January 31, 2026, was the result of (1) lower net earnings, (2) capital expenditures primarily associated with the project to build a new distribution center in Lyons, Georgia, (3) share repurchases, (4) payments of dividends and (5) working capital requirements exceeding cash flow from operations.

The non-current portion of operating lease liabilities increased as of January 31, 2026, due to the addition of new leased locations, and the extension of existing leased locations, exceeding the payments related to existing operating leases and the termination or reduced term of certain operating leases.

The increase in other non-current liabilities as of January 31, 2026, was the result of increases in legal related reserves.

Statement of Cash Flows

The following table sets forth the net cash flows resulting in the change in our cash and cash equivalents (in thousands):

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Cash provided by operating activities	$ 119,646	$ 194,032	$ 244,284
Cash used in investing activities	(108,400)	(143,270)	(83,981)
Cash used in financing activities	(12,894)	(48,607)	(161,172)
Net change in cash and cash equivalents	$ (1,648)	$ 2,155	$ (869)

Changes in cash flows in Fiscal 2025 and Fiscal 2024 related to operating activities, investing activities and financing activities are discussed below.

Operating Activities:

In Fiscal 2025 and Fiscal 2024, operating activities provided $120 million and $194 million of cash, respectively. The cash flow from operating activities for each period primarily consisted of net earnings for the relevant period adjusted, as applicable, for non-cash activities including impairment charges, depreciation, amortization, equity-based compensation, gains on sale of assets and other non-cash items as well as the net impact of changes in deferred income taxes and operating assets and liabilities.

In Fiscal 2025, changes in operating assets and liabilities had a favorable impact on cash flow from operations. Increases in noncurrent liabilities and current liabilities and decreases in receivables and inventories increased cash flow from operations. These increases were partially offset by an increase in other noncurrent assets, prepaid expenses and other current assets and income tax receivables, which decreased cash flow from operations. In Fiscal 2024 changes in operating assets and liabilities had a favorable impact on cash flow from operations primarily driven by income tax receivables. We received $19 million in income tax receivables in Fiscal 2024 associated with the benefit of the Fiscal 2020 operating losses filed in Fiscal 2021, which was partially offset by a $5 million receivable associated with our Fiscal 2023 tax return filed in Fiscal 2024. Other changes had a slightly unfavorable impact on cash flow from operations driven by increases in inventories and receivables that decreased cash flow from operations partially offset by an increase in current liabilities and a decrease in prepaid expenses that increased cash flow from operations.

Investing Activities:

In Fiscal 2025 and Fiscal 2024, investing activities used $108 million and $143 million of cash, respectively. On an ongoing basis, our cash flow primarily consists of our capital expenditures, which totaled $108 million and $134 million in Fiscal 2025 and Fiscal 2024, respectively. The decrease in Fiscal 2025 was primarily due to the opening of fewer new retail stores and Tommy Bahama Marlin Bars in Fiscal 2025 than in Fiscal 2024. We also spent $54 million of capital expenditures related to the new distribution center in Lyons, Georgia in Fiscal 2025 compared to $69 million in Fiscal 2024.

During Fiscal 2024, we paid $8 million associated with acquisitions, including the acquisition of intellectual property rights at Lilly Pulitzer and two former Lilly Pulitzer Signature Stores.

Financing Activities:

In Fiscal 2025 and Fiscal 2024, financing activities used $13 million and $49 million of cash, respectively. If net cash requirements exceed our net cash flows, we may borrow amounts from our U.S. Revolving Credit Agreement consistent with our use of long-term debt to satisfy cash flow needs during Fiscal 2025. Alternatively, to the extent we are in a net debt position, if net cash requirements are less than our net cash flows, we may repay amounts outstanding on our U.S. Revolving Credit Agreement, if any.

In Fiscal 2025, we also repurchased $55 million of shares, paid $42 million of dividends and repurchased $2 million of shares to cover employee tax liabilities related to the vesting of shares of our common stock. In Fiscal 2024, we paid $43 million of dividends and repurchased $6 million of shares to cover employee tax liabilities related to the vesting of shares of our common stock.

Liquidity and Capital Resources

We have a long history of generating sufficient cash flows from operations to satisfy our cash requirements for our ongoing capital expenditure needs as well as payment of dividends and repayment of our debt. Thus, we believe our anticipated future cash flows from operating activities will provide (1) sufficient cash over both the short and long term to satisfy our ongoing operating cash requirements, (2) funds to complete our multi-year project to build a new distribution center in Lyons, Georgia to enhance the direct to consumer throughput capabilities of our brands, (3) funds to continue to invest in our businesses, including direct to consumer initiatives and information technology projects, (4) additional cash flow to repay debt that may be outstanding and (5) sufficient cash for other strategic initiatives.

Our capital needs depend on many factors including the results of our operations and cash flows, future growth rates, the need to finance inventory and the success of our various products. To the extent cash flow needs in the future exceed cash flow provided by our operations, we will have access, subject to its terms, to our U.S. Revolving Credit Agreement to provide funding for operating activities, capital expenditures and acquisitions, if any, and any other investing or financing activities.

Our cash, short-term investments and debt levels in future periods may not be comparable to historical amounts as we continue to assess, and possibly make changes to, our capital structure, including those related to borrowings from additional credit facilities, sales of debt or equity securities or the repurchase of shares of our stock in the future. Changes in our capital structure, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

$325 Million U.S. Revolving Credit Agreement

On March 6, 2023, we amended the U.S. Revolving Credit Agreement to, among other things, mature in March 2028. The U.S. Revolving Credit Agreement amended and restated our Fourth Amended and Restated Credit Agreement (the "Prior Credit Agreement").

Pursuant to the U.S. Revolving Credit Agreement, the interest rate applicable to our borrowings under the U.S. Revolving Credit Agreement is based on either the Term Secured Overnight Financing Rate plus an applicable margin of 135 to 185 basis points or prime plus an applicable margin of 25 to 75 basis points.

The U.S. Revolving Credit Agreement generally (1) is limited to a borrowing base consisting of specified percentages of eligible categories of assets, (2) accrues variable-rate interest (weighted average interest rate of 5% as of January 31, 2026), unused line fees and letter of credit fees based upon average utilization or unused availability, as applicable, (3) requires periodic interest payments with principal due at maturity and (4) is secured by a first priority security interest in substantially all of the assets of Oxford Industries, Inc. and its domestic subsidiaries, including accounts receivable, books and records, chattel paper, deposit accounts, equipment, certain general intangibles, inventory, investment property (including the equity interests of certain subsidiaries), negotiable collateral, life insurance policies, supporting obligations, commercial tort claims, cash and cash equivalents, eligible trademarks, proceeds and other personal property.

We issue standby letters of credit under the U.S. Revolving Credit Agreement. Outstanding letters of credit under the U.S. Revolving Credit Agreement reduce the amount of borrowings available to us when issued and, as of January 31, 2026, and February 1, 2025, totaled $5 million and $5 million, respectively.

As of January 31, 2026 and February 1, 2025, we had $116 million and $31 million, respectively, of borrowings outstanding and $203 million and $289 million in unused availability, respectively, under the U.S. Revolving Credit Agreement.

Compliance with Covenants

The U.S. Revolving Credit Agreement is subject to a number of affirmative covenants regarding the delivery of financial information, compliance with law, maintenance of property, insurance requirements and conduct of business. Also, the U.S. Revolving Credit Agreement is subject to certain negative covenants or other restrictions including, among other things, limitations on our ability to (1) incur debt, (2) guaranty certain obligations, (3) incur liens, (4) pay dividends to shareholders, (5) repurchase shares of our common stock, (6) make investments, (7) sell assets or stock of subsidiaries, (8) acquire assets or businesses, (9) merge or consolidate with other companies or (10) prepay, retire, repurchase or redeem debt.

Additionally, the U.S. Revolving Credit Agreement contains a financial covenant that applies only if excess availability under the agreement for three consecutive business days is less than the greater of (1) $23.5 million or (2) 10% of availability. In such case, our fixed charge coverage ratio as defined in the U.S. Revolving Credit Agreement must not be less than 1.0 to 1.0 for the immediately preceding 12 fiscal months for which financial statements have been delivered. This financial covenant continues to apply until we have maintained excess availability under the U.S. Revolving Credit Agreement of more than the greater of (1) $23.5 million or (2) 10% of availability for 30 consecutive days.

We believe that the affirmative covenants, negative covenants, financial covenants and other restrictions under the U.S. Revolving Credit Agreement are customary for those included in similar facilities entered into at the time we amended the U.S. Revolving Credit Agreement. During Fiscal 2025 and as of January 31, 2026, no financial covenant testing was required pursuant to our U.S. Revolving Credit Agreement or the Prior Credit Agreement, as applicable, as the minimum availability threshold was met at all times. As of January 31, 2026, we were compliant with all applicable covenants related to the U.S. Revolving Credit Agreement.

Operating Lease Commitments:

In the ordinary course of business, we enter into long-term real estate lease agreements for our direct to consumer locations, which include both retail store and food and beverage locations, and office and warehouse/distribution space, as well as leases for certain equipment. Our real estate leases have varying terms and expirations and may have provisions to extend, renew or terminate the lease agreement at our discretion, among other provisions. Our real estate lease terms are typically for a period of 10 years or less and typically require monthly rent payments with specified rent escalations during the lease term. Our real estate leases usually provide for payments of our pro rata share of real estate taxes, insurance and other operating expenses applicable to the property, and certain of our leases require payment of sales taxes on rental payments. Also, our direct to consumer location leases often provide for contingent rent payments based on sales if certain sales thresholds are achieved. Base rent amounts specified in the leases are included in determining the operating lease liabilities included in our consolidated balance sheet, while amounts for real estate taxes, sales tax, insurance, other operating expenses and contingent rent applicable to the properties pursuant to the respective leases are not included in determining the operating lease liabilities included in our consolidated balance sheets.

These leases require us to make a substantial amount of cash payments on an annual basis. Base rent amounts required to be paid in the future over the remaining lease terms under our existing leases as of January 31, 2026, totaled $572 million, including $88 million, $80 million, $78 million, $62 million and $52 million of required payments in each of the next five years. Additionally, amounts for real estate taxes, sales tax, insurance, other operating expenses and contingent rent applicable to the properties pursuant to the respective operating leases are required to be paid in the future, but the amounts payable in future periods are, in most cases, not quantified in the lease agreement or are dependent on factors which may not be known at this time. Such amounts incurred in Fiscal 2025 totaled $41 million.

Refer to Note 1 and Note 7 of our consolidated financial statements for additional disclosures about our operating lease agreements and related commitments.

Capital Expenditures:

Capital expenditures of $108 million for Fiscal 2025 decreased compared to the $134 million in Fiscal 2024. The decrease in Fiscal 2025 was primarily due to the opening of fewer new retail stores and Tommy Bahama Marlin Bars in Fiscal 2025 than in Fiscal 2024. We also spent $54 million of capital expenditures related to the new distribution center in Lyons, Georgia in Fiscal 2025 compared to $69 million in Fiscal 2024. Our capital expenditure amounts in future years will fluctuate from the amounts incurred in Fiscal 2025 and prior years depending on the investments we believe appropriate for that year to support future expansion of our businesses.

Dividends:

On March 23, 2026, our Board of Directors approved a cash dividend of $0.70 per share payable on May 1, 2026 to shareholders of record as of the close of business on April 17, 2026.

Although we have paid dividends each quarter since we became a public company in July 1960, including $42 million in total, or $2.76 per common share, in Fiscal 2025, we may discontinue or modify dividend payments at any time if we determine that other uses of our capital, including payment of outstanding debt, funding of acquisitions, funding of capital expenditures or repurchases of outstanding shares, may be in our best interest; if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend; or if the terms of our credit facility, other debt instruments or applicable law limit our ability to pay dividends. We may borrow to fund dividends or repurchase shares in the short term subject to the terms and conditions of our credit facility, other debt instruments and applicable law. All cash flow from operations will not be paid out as dividends. For details about limitations on our ability to pay dividends, see the discussion of our U.S. Revolving Credit Agreement above and in Note 6 of our consolidated financial statements contained in this report.

Share Repurchases:

On December 10, 2024, our Board of Directors authorized us to spend up to $100 million to repurchase shares of our stock. This authorization superseded and replaced all previous authorizations to repurchase shares of our stock. During Fiscal 2025, we repurchased 842,007 shares of our common stock at an average price of $59.38 for $50 million as part of an open market repurchase program (Rule 10b5-1 plan) under the December 10, 2024 authorization.

On March 24, 2025, our Board of Directors authorized us to spend up to $100 million to repurchase shares of our stock. This authorization superseded and replaced all previous authorizations to repurchase shares of our stock and has no automatic expiration. During Fiscal 2025, we repurchased 114,477 shares of our common stock at an average price of $40.46 for $5 million in open market repurchases under the March 24, 2025 authorization.

We repurchased a total of 956,484 shares in open market repurchases at an average price of $57.12 for $55 million during Fiscal 2025. As of January 31, 2026, $95 million remained under the Board of Directors' authorization.

We repurchased no shares in open market transactions in Fiscal 2024 and $20 million in Fiscal 2023.

Additionally, during Fiscal 2025, Fiscal 2024 and Fiscal 2023, we purchased $2 million, $6 million and $10 million, respectively, of shares from our employees to cover employee tax liabilities related to the vesting of shares of our stock.

Other Liquidity Items:

We have not entered into agreements which meet the SEC's definition of an off balance sheet financing arrangement, other than operating leases, and have made no financial commitments or guarantees with respect to any unconsolidated subsidiaries or special purpose entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP in a consistent manner. The preparation of these financial statements requires the selection and application of accounting policies. Further, the application of GAAP requires us to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience, current trends and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. We believe it is possible that other professionals, applying reasonable judgment to the same set of facts and circumstances, could develop and support a range of alternative estimated amounts. We believe that we have appropriately applied our critical accounting policies. However, in the event that inappropriate assumptions or methods were used relating to the critical accounting policies, our consolidated statements of operations could be materially misstated.

A detailed summary of significant accounting policies is included in Note 1 of our consolidated financial statements contained in this report. The following is a brief discussion of the more significant estimates, assumptions and judgments we use or the amounts most sensitive to change from outside factors.

Revenue Recognition and Accounts Receivable

Our revenue consists of direct to consumer sales, including our retail store, e-commerce and food and beverage operations, and wholesale sales, as well as royalty income, which is included in royalties and other income in our consolidated statements of operations. We recognize revenue when performance obligations under the terms of the contracts with our customers are satisfied, which generally occurs when we deliver our products to our direct to consumer and wholesale customers.

In our direct to consumer operations, which represented 82% of our consolidated net sales in Fiscal 2025, consumers have certain rights to return product within a specified period and are eligible for certain point of sale discounts. We make estimates of reserves for products which were sold prior to the balance sheet date but that we anticipate may be returned by the consumer subsequent to that date. The determination of direct to consumer return reserve amounts requires judgment and consideration of historical and current trends, evaluation of current economic trends and other factors. As of January 31, 2026, our direct to consumer return reserve liability was $9 million compared to $10 million as of February 1, 2025. A 10% change in the direct to consumer sales return reserve as of January 31, 2026 would have had an impact of less than $1 million on net earnings in Fiscal 2025.

In the ordinary course of our wholesale operations, we offer discounts, allowances and cooperative advertising support to some of our wholesale accounts for certain products. As certain allowances, other deductions and returns are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts, allowances and returns on an ongoing basis to estimate the consideration from the customer that we expect to ultimately receive. Significant considerations in determining our estimates for these amounts for wholesale customers may include historical and current trends, agreements with customers, projected seasonal or program results, an evaluation of current economic conditions, specific program or product expectations and retailer performance. As of January 31, 2026 and February 1, 2025, our total reserves for discounts, returns and allowances for our wholesale businesses were $3 million and $3 million, respectively. If these allowances changed by 10% it would have had an impact of approximately $1 million on net earnings in Fiscal 2025.

We extend credit to certain wholesale customers based on an evaluation of the customer's financial capacity and condition, usually without requiring collateral. We recognize estimated provisions for credit losses based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions, anticipated trends, and the risk characteristics of the receivables, each of which is subjective and requires certain assumptions. As of January 31, 2026 and February 1, 2025, our provision for credit losses for our wholesale receivables was $4 million and $1 million, respectively. The increase in the provision was primarily due to losses associated with the bankruptcy of two wholesale customers. If the provision for credit losses changed by 10% it would have had an impact of less than $1 million on net earnings in Fiscal 2025.

Inventories, net

For operating segment reporting, our inventory is carried at the lower of the first-in, first-out ("FIFO") cost or market. We evaluate the composition of our inventories for identification of distressed inventory at least quarterly. We estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods as necessary. As the amount to be ultimately realized for the goods is not necessarily known at period end, we must use certain assumptions considering historical experience, inventory quantity, quality, age and mix, historical sales trends, future sales projections, consumer and retailer preferences, market trends, general economic conditions and our anticipated plans to sell the inventory.

For consolidated financial reporting, $153 million, or 93%, of our inventories were valued at the lower of the last-in, first-out ("LIFO") cost or market after deducting the $92 million LIFO reserve as of January 31, 2026. The remaining $12 million of our inventories were valued at the lower of FIFO cost or market as of January 31, 2026. LIFO reserves are based on the Producer Price Index ("PPI") as published by the United States Department of Labor. We write down inventories valued at the lower of LIFO cost or market when LIFO cost exceeds market value.

As of January 31, 2026, we had recorded a reserve of $1 million related to inventory on the lower of FIFO cost or market method and for inventory on the lower of LIFO cost or market method with markdowns in excess of our LIFO reserve. A 10% change in the amount of such markdowns would have had an impact of less than $1 million on net earnings in Fiscal 2025. A change in the markdowns of our inventory valued at the lower of LIFO cost or market method that is not marked down in excess of our LIFO reserve typically would not be expected to have a material impact on our consolidated financial statements. A change in inventory levels, the mix of inventory by category or the PPI at the end of future fiscal years compared to amounts as of January 31, 2026 could result in a material impact on our consolidated financial statements in the future.

Given the significant amount of uncertainty surrounding the year-end LIFO calculation, including the estimate of year-end inventory balances, the proportion of inventory in each category and the year-end PPI, we have not typically adjusted our LIFO reserve in the first three quarters of a fiscal year. However, due to changes in the levels of inflation throughout Fiscal 2025, in addition to our Fourth Quarter adjustment at the end of Fiscal 2025, we also recognized an adjustment to the LIFO reserve in the Third Quarter of Fiscal 2025. Our policy of typically not adjusting the LIFO reserve at interim periods may result in significant LIFO accounting adjustments in the fourth quarter of a fiscal year. We do recognize changes in markdown reserves during each quarter of the fiscal year as those amounts can be estimated on an interim basis.

Business Combinations

From time-to-time, we make strategic acquisitions that may have a material effect on our consolidated results of operations and financial position. The measurement principle for the assets acquired and the liabilities assumed in a business combination is at estimated fair value as of the acquisition date, with certain exceptions.

At acquisition, we use estimates that can be complex and require significant judgments to record the fair value of purchased intangible assets, which primarily consist of trademarks, as well as customer relationships and reacquired rights. The fair values and useful lives of these intangible assets are estimated based on our assessment as well as independent third party appraisals in some cases. Additionally, at acquisition we must determine whether the intangible asset has an indefinite or finite life and account for it accordingly. Refer to "Note 5—Intangible Assets and Goodwill" for additional details about intangible assets.

Goodwill is recognized as the amount by which the cost to acquire a business exceeds the fair value of identified tangible and intangible assets acquired, net of assumed liabilities. Thus, the amount of goodwill recognized in connection with a business combination depends on the fair values assigned to the individual assets acquired and liabilities assumed in a business combination. Goodwill is allocated to the respective reporting unit at the time of acquisition. Refer to "Note 5—Intangible Assets and Goodwill" for additional information about our goodwill amounts.

At acquisition, assumptions and estimates about various items with significant uncertainty are required to determine the fair value of intangible assets and goodwill. When determining the fair value of intangible assets, including trademarks, customer relationships and other items, significant assumptions may include our planned use of the asset as well as estimates of net sales, royalty income, operating income, growth rates, royalty rates for the trademarks, a risk-adjusted, market-based cost of capital for the discount rates, income tax rates, anticipated cash flows and probabilities of cash flows, among other factors. Our fair value assessment may also consider any comparable market transactions. The use of different assumptions related to these uncertain factors at acquisition could result in a material change to the amounts of intangible assets and goodwill initially recorded at acquisition, which could result in a material impact on our consolidated financial statements.

The acquisition method requires us to record provisional amounts for any items for which the accounting is not complete at the end of a reporting period. We must complete the accounting during the measurement period, which cannot exceed one year. Adjustments made during the measurement period could have a material impact on our financial condition and results of operations. If our operating results, plans for the acquired business and/or macroeconomic conditions, anticipated results or other assumptions change after an acquisition, it could result in the impairment of the acquired intangible assets or goodwill. Also, a change in macroeconomic conditions may not only impact the estimated operating cash flows used in our cash flow models but may also impact other assumptions used in our analysis, including but not limited to, the risk-adjusted market-based cost of capital and/or discount rates.

Goodwill and Intangible Assets, net

We test goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter and more often if an event occurs or circumstances change that indicate the fair value of a reporting unit is below its carrying amount. We have the option to first assess qualitative factors to determine whether it is more likely than not that goodwill is impaired to determine whether it is necessary to perform the quantitative impairment test. We also have the option to bypass the qualitative assessment entirely for any reporting unit in any period and proceed directly to performing the quantitative impairment test. For each impairment test of goodwill in Fiscal 2025, Fiscal 2024 and Fiscal 2023, we bypassed the qualitative test option and instead performed a quantitative test.

When applying the quantitative assessment, we determine the fair value of our reporting units based on an income approach, or in some cases a combination of an income approach and market approach. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. Determining the fair value of a reporting unit involves judgment and the use of significant estimates and assumptions, which include assumptions regarding the revenue growth rates and operating margins used to calculate estimated future cash flows, risk-adjusted discount rates and future economic and market conditions. If an annual or interim analysis indicates an impairment of goodwill, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the reporting unit.

Intangible assets with indefinite lives, which primarily consist of trademarks, are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. This analysis is dependent upon a number of uncertain factors described below and is typically performed in conjunction with the goodwill impairment analysis discussed above and is similar to the analysis performed at acquisition.

The fair value of our trademarks is principally determined by the "relief from royalty" approach that assumes the trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method includes assumptions regarding revenue growth rates, royalty rates, risk-adjusted discount rates and future economic and market conditions. If an annual or interim analysis indicates an impairment of an intangible asset with an indefinite useful life, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the asset for an intangible asset with an indefinite life or the reporting unit for goodwill.

Indefinite-lived intangible assets and goodwill that have been recently acquired or impaired are typically much more sensitive to changes in assumptions than other intangible asset and goodwill amounts as those amounts have recently been recorded at or adjusted to fair value. Consequently, if operating results, plans for the acquired business and/or macroeconomic conditions change after an acquisition, it could result in the impairment of the acquired intangible assets or goodwill. A change in macroeconomic conditions may not only impact the estimated operating cash flows used in our cash flow models but may also impact other assumptions used in our analysis, including but not limited to, the risk-adjusted market-based cost of capital and/or discount rates. Additionally, we are required to ensure that assumptions used to determine fair value in our analyses are consistent with the assumptions a hypothetical market participant would use. Therefore, the cost of capital discount rates used in our analyses may increase or decrease based on market conditions and trends regardless of whether our actual cost of capital changed.

The use of different assumptions could result in the determination of a different fair value and a different impairment charge or charges in different periods. For further discussion of the methods used and factors considered in our estimates as part of the impairment testing for goodwill and intangible assets with indefinite lives see "Note 1—Business and Summary of Significant Accounting Policies."

In the Third Quarter of Fiscal 2025, we recognized goodwill and indefinite-lived intangible assets impairment charges totaling $59 million, including $57 million related to Johnny Was intangible assets and $2 million related to Jack Rogers goodwill. Refer to "Note 5—Intangible Assets and Goodwill Intangible" for discussion of the impairment charges recognized in Fiscal 2025. The indefinite-lived trademark associated with Johnny Was and goodwill associated with Jack Rogers, that were both acquired in recent years and impaired and adjusted to fair value during Fiscal 2025, had the least excess of fair value over book value as of January 31, 2026 and February 1, 2025. Thus, if the Johnny Was and Jack Rogers businesses do not achieve the anticipated growth and profitability in future years, or if other significant estimates and assumptions change, additional impairments of the Johnny Was and Jack Rogers intangible assets could be necessary in the future.

No goodwill and indefinite-lived intangible assets impairment charges were recognized in Fiscal 2024.

Intangible assets with finite lives primarily consist of customer relationships, certain trademarks and reacquired rights. These assets are amortized over their estimated useful lives and reviewed for impairment periodically if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the assets are determined to not be recoverable on an undiscounted cash flow basis and the expected future discounted cash flows of the asset group are less than the carrying amount, an asset group is impaired and a loss is recorded for the amount by which the carrying value of the asset group exceeds its fair value.

In the Third Quarter of Fiscal 2025, we recognized finite-lived intangible assets impairment charges of $2 million related to Jack Rogers. Refer to "Note 5—Intangible Assets and Goodwill" for discussion of the impairment charges recognized in Fiscal 2025. If the Jack Rogers business does not achieve anticipated growth and profitability in future years, or if other significant estimates and assumptions change, additional impairments of the Jack Rogers intangible assets could be necessary in the future.

No finite-lived intangible assets impairment charges were recognized in Fiscal 2024.

Other Fair Value Measurements

For many assets and liabilities, the determination of fair value may not require the use of many assumptions or other estimates. However, in some cases the assumptions or inputs associated with the determination of fair value may require the use of many assumptions which may be internally derived or otherwise unobservable. These assumptions may include the planned use of the assets, anticipated cash flows, probabilities of cash flows, discount rates and other factors. We use certain market-based and internally derived information and make assumptions about the information in (1) determining the fair values of assets and liabilities acquired as part of a business combination, (2) adjusting recognized assets and liabilities to fair value and (3) assessing recognized assets for impairment, including intangible assets, goodwill and other non-current assets.

From time to time, we may recognize asset impairment or other charges related to certain lease assets, property and equipment or other amounts associated with us exiting direct to consumer locations, office space or otherwise. In these cases, we must determine the impairment charge related to the asset group if the assets are determined to not be recoverable on an undiscounted cash flow basis and the expected future discounted cash flows of the asset group are less than the carrying amount. While estimated cash outflows can be determined, in certain cases, if there is an underlying lease, the timing and amount of estimated cash inflows for any sublease rental income and other costs are often uncertain, particularly if there is not a sub-lease agreement in place. Also, we could subsequently negotiate a lease termination agreement that would differ from the estimated amount. Thus, our estimate of an impairment charge related to an asset group could change significantly as we obtain better information in future periods.

Income Taxes

Income taxes included in our consolidated financial statements are determined using the asset and liability method, in which income taxes are recognized based on amounts of income tax payable or refundable in the current year as well as the impact of any items that are recognized in different periods for consolidated financial statement reporting purposes and tax return reporting purposes. Significant judgment is required in determining our income tax provision as there are many transactions and calculations where the ultimate tax outcome is uncertain and tax laws and regulations are often complex and subject to interpretation and judgment. These uncertainties relate to the recognition or changes to the realizability of deferred tax assets, loss carry-forwards, valuation allowances, uncertain tax positions and other matters. Our assessment of these income tax matters requires our consideration of taxable income and other items for historical periods, projected future taxable income, projected future reversals of existing timing differences, tax planning strategies and other information.

The use of different assumptions related to the income tax matters above, as well as a shift in earnings among jurisdictions, changes in tax laws, enacted rates or interpretations, court case decisions, statute of limitation expirations or audit settlements, each could have a significant impact on our income tax rate.

We are subject to income taxes in the U.S. and certain other foreign jurisdictions and are periodically under audit by tax authorities. The final determination of tax audits could be materially different from historical outcomes and may adversely impact our tax expense and cash flows. An increase in our consolidated income tax expense rate from 26.9% to

27.9% during Fiscal 2025 would have changed net earnings by less than $1 million. See Note 11 of our consolidated financial statements included in this report for further discussion of income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 of our consolidated financial statements included in this report for a discussion of recent accounting pronouncements issued by the FASB that we have not yet adopted that may have a material effect on our financial position, results of operations or cash flows in the future.

SEASONALITY

Each of our operating segments is impacted by seasonality as the demand by specific product or style, as well as by distribution channel, may vary significantly depending on the time of year. For information regarding the impact of seasonality on our business operations, see Part I, Item 1, Business, included in this report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk in the ordinary course of business from changes in interest rates, commodity prices and foreign currency exchange rates. In recent years, we have not used financial instruments to mitigate our exposure to these risks, and we do not use financial instruments for trading or other speculative purposes. However, we could use financial instruments to mitigate our exposure to these risks in the future.

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our U.S. Revolving Credit Agreement when we have any borrowings outstanding, which could impact our financial condition and results of operations in future periods. Our U.S. Revolving Credit Agreement accrues interest based on variable interest rates while providing the necessary borrowing flexibility we require due to the seasonality of our business and our need to fund certain product purchases with trade letters of credit. Additionally, for the amounts of unused credit under the U.S. Revolving Credit Agreement we pay unused line fees, which are based on a specified percentage of the unused line amounts.

As of January 31, 2026, we had $116 million of borrowings outstanding under our U.S. Revolving Credit Agreement. We do not consider that amount to necessarily be indicative of the average borrowings outstanding expected for Fiscal 2026 due to our expectation that we will decrease debt levels during Fiscal 2026. Our expected cash flows from operations will be used to reduce borrowings outstanding as we expect planned capital expenditures to be reduced significantly in Fiscal 2026 compared to Fiscal 2025 due to the completion of the Lyons, Georgia distribution center and the opening of fewer new brick and mortar retail locations along with fewer share repurchases, if any. As of January 31, 2026, the weighted average interest rate on our borrowings was 5%, which includes borrowings pursuant to arrangements based on the Term Secured Overnight Financing Rate or the lender's prime rate plus an applicable margin. Using the $116 million of variable-rate debt outstanding as of January 31, 2026 as an example, a 100 basis point increase in interest rates would increase interest expense by $1 million.

Foreign Currency Risk

We have exposure to foreign currency exchange rate changes including the impact of the re-measurement of transaction amounts into the respective functional currency and the translation of our foreign subsidiary financial statements into U.S. dollars. Also, although we purchase substantially all of our product purchases pursuant to a U.S. dollar denominated arrangement, future product costs could increase as a result of fluctuations in the exchange rate between the U.S. dollar and the local currencies of our suppliers.

With 97% of our consolidated net sales in the United States, we do not anticipate that the impact of foreign currency changes on our foreign operations would have a material impact on our consolidated net sales, operating income or net earnings in the near term. Our foreign currency exchange rate risk is discussed in Foreign Currency in Note 1 of our consolidated financial statements included in this report.

Commodity and Inflation Risk

We are affected by inflation and changing prices through the purchase of full-package finished goods from suppliers, who manufacture products consisting of various raw material components, including fabrics made of cotton, silk, linen, polyester, cellulosic fibers, leather and other natural and man-made fibers, or blends of two or more of these materials. Inflation/deflation risks are managed by each operating segment, when possible, through negotiating product prices in advance, selective price increases and cost containment initiatives. We have not historically entered into significant long-term sales or purchase contracts or engaged in hedging activities with respect to our commodity risks.

Item 8. *Financial Statements and Supplementary Data*


OXFORD INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
($ in thousands, except par amounts)


	January 31, 2026	February 1, 2025
ASSETS		
Current Assets		
Cash and cash equivalents	$ 8,129	$ 9,470
Receivables, net	72,957	77,756
Inventories, net	165,284	167,287
Prepaid expenses and other current assets	46,076	38,269
Total Current Assets	$ 292,446	$ 292,782
Property and equipment, net	325,597	272,690
Intangible assets, net	189,411	257,915
Goodwill	25,604	27,383
Operating lease assets	379,898	364,436
Other assets, net	61,838	54,279
Deferred income taxes	34,164	20,320
Total Assets	$ 1,308,958	$ 1,289,805
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 104,622	$ 104,825
Accrued compensation	28,805	22,309
Current portion of operating lease liabilities	64,506	58,711
Accrued expenses and other liabilities	67,370	62,430
Total Current Liabilities	$ 265,303	$ 248,275
Long-term debt	116,443	31,105
Non-current portion of operating lease liabilities	382,492	359,366
Other non-current liabilities	29,883	28,499
Shareholders' Equity		
Common stock, $1.00 par value per share	14,887	15,707
Additional paid-in capital	205,689	190,816
Retained earnings	295,974	419,713
Accumulated other comprehensive loss	(1,713)	(3,676)
Total Shareholders' Equity	$ 514,837	$ 622,560
Total Liabilities and Shareholders' Equity	$ 1,308,958	$ 1,289,805


See accompanying notes.


OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
($ and shares in thousands, except per share amounts)

		Fiscal 2025		Fiscal 2024		Fiscal 2023
Net sales	$	1,477,834	$	1,516,601	$	1,571,475
Cost of goods sold		580,096		562,030		575,890
Gross profit	$	897,738	$	954,571	$	995,585
Operating expenses						
SG&A		817,922		786,977		756,639
Depreciation and amortization		65,899		67,872		64,066
Impairment of goodwill, intangible assets and equity method investments		60,980		—		113,611
Total Operating expenses	$	944,801	$	854,849	$	934,316
Royalties and other operating income		15,779		19,314		19,713
Operating income (loss)	$	(31,284)	$	119,036	$	80,982
Interest expense, net		6,870		2,468		6,036
Earnings (loss) before income taxes	$	(38,154)	$	116,568	$	74,946
Income tax expense (benefit)		(10,265)		23,595		14,243
Net earnings (loss)	$	(27,889)	$	92,973	$	60,703
Net earnings (loss) per share:						
Basic	$	(1.86)	$	5.94	$	3.89
Diluted	$	(1.86)	$	5.87	$	3.82
Weighted average shares outstanding:						
Basic		14,963		15,665		15,590
Diluted		14,963		15,827		15,906
Dividends declared per share	$	2.76	$	2.68	$	2.60

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
($ in thousands)

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Net earnings (loss)	$ (27,889)	$ 92,973	$ 60,703
Other comprehensive income (loss), net of taxes:			
Net foreign currency translation adjustment	1,963	(941)	(911)
Comprehensive income (loss)	$ (25,926)	$ 92,032	$ 59,792

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
January 28, 2023	$ 15,774	$ 172,175	$ 370,145	$ (1,824)	$ 556,270
Net earnings and other comprehensive income (loss)	—	—	60,703	(911)	59,792
Shares issued under equity plans	144	1,767	—	—	1,911
Compensation expense for equity awards	—	14,473	—	—	14,473
Repurchase of shares	(289)	(9,848)	(19,856)	—	(29,993)
Cash dividends declared and paid	—	—	(41,539)	—	(41,539)
February 3, 2024	$ 15,629	$ 178,567	$ 369,453	$ (2,735)	$ 560,914
Net earnings and other comprehensive income (loss)	—	—	92,973	(941)	92,032
Shares issued under equity plans	134	1,718	—	—	1,852
Compensation expense for equity awards	—	16,674	—	—	16,674
Repurchase of shares	(56)	(6,143)	(2)	—	(6,201)
Cash dividends declared and paid	—	—	(42,711)	—	(42,711)
February 1, 2025	$ 15,707	$ 190,816	$ 419,713	$ (3,676)	$ 622,560
Net earnings (loss) and other comprehensive income (loss)	—	—	(27,889)	1,963	(25,926)
Shares issued under equity plans	178	1,445	—	—	1,623
Compensation expense for equity awards	—	15,679	—	—	15,679
Repurchase of shares	(998)	(2,251)	(54,218)	—	(57,467)
Cash dividends declared and paid	—	—	(41,632)	—	(41,632)
January 31, 2026	$ 14,887	$ 205,689	$ 295,974	$ (1,713)	$ 514,837

See accompanying notes.

OXFORD INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Cash Flows From Operating Activities:			
Net earnings (loss)	$ (27,889)	$ 92,973	$ 60,703
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:			
Depreciation	56,216	55,872	49,323
Amortization of intangible assets	9,683	12,000	14,743
Impairment of goodwill, intangible assets and equity method investments	60,980	—	113,611
Impairment of property and equipment	1,323	1,174	584
Equity compensation expense	15,679	16,674	14,473
Impairment of operating lease assets	—	1,303	—
Gain on sale of property and equipment	—	—	(1,756)
Amortization of deferred financing costs	385	385	569
Deferred income taxes	(13,607)	3,825	(23,890)
Changes in operating assets and liabilities, net of acquisitions and dispositions:			
Receivables, net	10,772	(7,654)	(14,994)
Inventories, net	3,185	(8,237)	62,507
Income tax receivable	(5,868)	14,225	(109)
Prepaid expenses and other current assets	(7,785)	4,755	(4,931)
Current liabilities	15,436	9,523	(28,069)
Other non-current assets, net	(22,082)	(124,199)	(25,220)
Other non-current liabilities	23,218	121,413	26,740
Cash provided by operating activities	$ 119,646	$ 194,032	$ 244,284
Cash Flows From Investing Activities:			
Acquisitions, net of cash acquired	(28)	(7,688)	(11,975)
Purchases of property and equipment	(108,339)	(134,231)	(74,098)
Proceeds from the sale of property, plant and equipment	—	—	2,125
Other investing activities	(33)	(1,351)	(33)
Cash used in investing activities	$ (108,400)	$ (143,270)	$ (83,981)
Cash Flows From Financing Activities:			
Repayment of revolving credit arrangements	(450,889)	(401,580)	(477,350)
Proceeds from revolving credit arrangements	536,227	403,381	387,643
Deferred financing costs paid	—	—	(1,661)
Repurchase of common stock	(55,216)	—	(20,045)
Proceeds from issuance of common stock	1,623	1,852	1,911
Repurchase of equity awards for employee tax withholding liabilities	(2,251)	(6,199)	(9,941)
Cash dividends paid	(42,128)	(43,231)	(41,729)
Other financing activities	(260)	(2,830)	—
Cash used in financing activities	$ (12,894)	$ (48,607)	$ (161,172)
Net change in cash and cash equivalents	$ (1,648)	$ 2,155	$ (869)
Effect of foreign currency translation on cash and cash equivalents	307	(289)	(353)
Cash and cash equivalents at the beginning of year	9,470	7,604	8,826
Cash and cash equivalents at the end of period	$ 8,129	$ 9,470	$ 7,604

See accompanying notes.

Note 1. Business and Summary of Significant Accounting Policies

Description of Business

We are a leading branded apparel company that designs, sources, markets and distributes products bearing the trademarks of our Tommy Bahama®, Lilly Pulitzer®, Johnny Was®, Southern Tide®, The Beaufort Bonnet Company®, Duck Head® and Jack Rogers® lifestyle brands. We distribute our products through our direct to consumer channels, consisting of our brand specific full-price retail stores, e-commerce websites and outlet stores, and our wholesale distribution channel, which includes sales to various specialty stores, Signature Stores, better department stores, multi-branded e-commerce websites and other retailers. Additionally, we operate Tommy Bahama food and beverage locations, including Marlin Bars and full-service restaurants, each located adjacent to a Tommy Bahama full-price retail store.

Recent Macroeconomic Conditions

The current macroeconomic environment has been impacted by significant uncertainty regarding current and future tariff rates on imported goods, ongoing uncertainty regarding U.S. trade and tax policy and persistent inflationary pressures. These conditions have weighed on consumer confidence, sentiment and discretionary spending. In addition, geopolitical tensions, including the U.S. and Iran conflict, evolving U.S. relations with Venezuela and disruptions to global shipping and distribution networks resulting from attacks on commercial vessels in the Red Sea, have contributed to global economic uncertainty and increased supply chain complexity, including higher freight costs and shipment delays.

When combined with heightened promotional activity within the apparel industry to counteract lower consumer confidence, sentiment and discretionary spending, these factors have created a complex and challenging retail environment that impacted our businesses and financial results during Fiscal 2025 and may continue to do so in the future. There remains significant uncertainty regarding the trajectory of consumer demand and macroeconomic conditions, and the impact of these and other factors could materially adversely affect our businesses, financial condition, and results of operations. Further, negative economic conditions often have a longer and more pronounced impact on the apparel industry than on other industries due, in part, to the discretionary nature of apparel purchases.

Fiscal Year

We operate and report on a 52/53-week fiscal year. Our fiscal year ends on the Saturday closest to January 31 and is designated by the calendar year in which the fiscal year commences. As used in our consolidated financial statements, the terms Fiscal 2023, Fiscal 2024, Fiscal 2025 and Fiscal 2026 reflect the 53 weeks ended February 3, 2024; 52 weeks ended February 1, 2025; 52 weeks ended January 31, 2026; and 52 weeks ending January 30, 2027, respectively.

Reclassification

Effective as of the beginning of the Fourth Quarter of Fiscal 2025, we reclassified depreciation and amortization expenses previously included within Selling, General and Administrative Expenses ("SG&A") to a separate line item on the consolidated statement of operations. This change was made to provide greater transparency and clarity regarding the nature of these expenses. As a result of this reclassification, depreciation and amortization expenses are now presented separately from SG&A expenses. Prior period amounts have been reclassified to conform to the current period presentation. The reclassification had no impact on reported operating income (loss), earnings (loss) before income taxes, net earnings (loss), or basic and diluted earnings per share for any period presented.

Effective as of January 31, 2026, we revised the presentation of income tax receivables on the consolidated balance sheets. Due to the immateriality of these amounts as a separate line item, income tax receivables are now presented within receivables, net, to provide a more concise and meaningful presentation. Prior period amounts have been reclassified to conform to the current period presentation. This reclassification did not affect the total assets or liabilities reported on the consolidated balance sheets.

Principles of Consolidation

Our consolidated financial statements include the accounts of Oxford Industries, Inc. and any other entities in which we have a controlling financial interest, including our wholly-owned domestic and foreign subsidiaries, or variable interest entities for which we are the primary beneficiary, if any. Generally, we consolidate businesses in which we have a controlling financial interest which may be evidenced through ownership of a majority voting interest or other rights which might indicate that we are the primary beneficiary of the entity. The primary beneficiary has both the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. All significant intercompany accounts and transactions are eliminated in consolidation.

Business Combinations

From time-to-time, we make strategic acquisitions that may have a material effect on our consolidated results of operations and financial position. The measurement principle for the assets acquired and the liabilities assumed in a business combination is at estimated fair value as of the acquisition date, with certain exceptions.

At acquisition, we use estimates that can be complex and require significant judgments to record the fair value of purchased intangible assets, which primarily consist of trademarks, as well as customer relationships. The fair values and useful lives of these intangible assets are estimated based on our assessment as well as independent third party appraisals in some cases. The cost of each acquired business is allocated to the individual tangible and intangible assets acquired and liabilities assumed or incurred as a result of an acquisition based on their estimated fair values pursuant to the acquisition method of accounting. Additionally, at acquisition we must determine whether the intangible asset has an indefinite or finite life and account for it accordingly.

Goodwill is recognized as the amount by which the cost to acquire a business exceeds the fair value of identified tangible and intangible assets acquired, net of assumed liabilities. Thus, the amount of goodwill recognized in connection with a business combination depends on the fair values assigned to the individual assets acquired and liabilities assumed in a business combination. Goodwill is allocated to the respective reporting unit at the time of acquisition. As of January 31, 2026, substantially all goodwill included in our consolidated balance sheet is deductible for income tax purposes.

At acquisition, as well as any subsequent impairment tests, assumptions and estimates about various items with significant uncertainty are required to determine the fair value of intangible assets and goodwill. When determining the fair value of intangible assets, including trademarks, customer relationships and other items, significant assumptions may include our planned use of the asset as well as estimates of net sales, royalty income, operating income, growth rates, royalty rates for the trademarks, a risk-adjusted, market-based cost of capital for the discount rates, income tax rates, anticipated cash flows and probabilities of cash flows, among other factors. Our fair value assessment may also consider any comparable market transactions. The use of different assumptions related to these uncertain factors at acquisition could result in a material change to the amounts of intangible assets and goodwill initially recorded at acquisition, which could result in a material impact on our consolidated financial statements. Additionally, the definition of fair value of inventories acquired as part of a business combination generally will equal the expected sales price less certain costs associated with selling the inventory, which may exceed the actual cost of the acquired inventories, resulting in an inventory step-up to fair value at acquisition, which would be recognized in our consolidated statements of operations as the acquired inventory is sold.

Our estimates of the purchase price allocation of a business combination may be revised during a measurement period as necessary when, and if, information becomes available to revise the fair values of the assets acquired and the liabilities assumed. Actual fair values ultimately assigned to the acquired assets and liabilities when final information is available may materially differ from our preliminary estimates during the measurement period. The allocation period may not exceed one year from the date of the acquisition. Should information become available after the allocation period indicating that an adjustment to the purchase price allocation is appropriate, that adjustment will be included in our consolidated statements of operations. The results of operations of acquired businesses are included in our consolidated statements of operations from the respective dates of the acquisitions. Transaction costs related to business combinations are included in SG&A in our consolidated statements of operations as incurred.

Revenue Recognition and Receivables

Our revenue consists of direct to consumer sales, including our retail store, e-commerce and food and beverage operations, and wholesale sales, as well as royalty income, which is included in royalties and other operating income in our consolidated statements of operations. Revenue is recognized at an amount that reflects the consideration expected to be received for those goods and services pursuant to a five-step approach: (1) identify the contracts with the customer; (2) identify the separate performance obligations in the contracts; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenue when, or as, each performance obligation is satisfied. The table below quantifies the amount of net sales by distribution channel (in thousands) for each period presented.

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Retail	$ 583,054	$ 599,706	$ 605,486
E-commerce	506,238	519,283	538,224
Food and Beverage	121,160	116,821	115,766
Wholesale	267,827	281,115	311,910
Other	(445)	(324)	89
Net sales	$ 1,477,834	$ 1,516,601	$ 1,571,475

We recognize revenue when performance obligations under the terms of the contracts with our customers are satisfied, which generally occurs when we deliver our products to our direct to consumer and wholesale customers. Control of the product is generally transferred upon providing the product to consumers in our bricks and mortar retail stores and food and beverage locations, upon physical delivery of the products to consumers in our e-commerce operations and upon shipment from our distribution center to customers in our wholesale operations. Once control is transferred to the customer, we have completed our performance obligations related to the contract and have an unconditional right to consideration for the products sold as outlined in the contract. Our receivables resulting from contracts with customers in our direct to consumer operations are generally collected within a few days, upon settlement of the credit card transaction, while our receivables resulting from contracts with our customers in our wholesale operations are generally due within one quarter, in accordance with established credit terms. All of our performance obligations under the terms of our contracts with customers in our direct to consumer and wholesale operations have an expected original duration of one year or less. We only recognize revenue to the extent that it is probable that we will not have a significant reversal of revenue in a future period. Our revenue, including any freight income, is recognized net of applicable taxes in our consolidated statements of operations.

In our direct to consumer operations, consumers have certain rights to return product within a specified period and are periodically eligible for certain point of sale discounts; thus retail store, e-commerce and food and beverage revenues are recorded net of discounts and estimated returns, as applicable. The sales return allowance is based on historical direct to consumer return rates and current trends and is recognized on a gross basis as a return liability for the amount of sales estimated to be returned and a return asset for the right to recover the product estimated to be returned by the customer. The value of inventory associated with a right to recover the goods returned in our direct to consumer operations is included in prepaid expenses and other current assets in our consolidated balance sheets. The changes in the return liability are recognized in net sales and the changes in the return asset are recognized in cost of goods sold in our consolidated statements of operations. An estimated sales return liability of $9 million and $10 million for expected direct to consumer returns is classified in accrued expenses and other liabilities in our consolidated balance sheets as of January 31, 2026 and February 1, 2025, respectively.

In the ordinary course of our wholesale operations, we offer discounts, allowances and cooperative advertising support to some of our wholesale customers for certain products. Some of these arrangements are written agreements, while others may be implied by customary practices or expectations in the industry. As certain allowances, other deductions and returns are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts, allowances and returns on an ongoing basis to estimate the consideration from the customer that we expect to ultimately receive. Significant considerations in determining our estimates for discounts, allowances, operational chargebacks and returns for wholesale customers may include historical and current trends, agreements with customers, projected seasonal or program results, an evaluation of current economic conditions, specific program or product expectations and retailer performance. We record the discounts, returns, allowances and operational chargebacks as a reduction to net sales in our consolidated statements of operations and as a reduction to receivables, net in our consolidated balance sheets, with the estimated value of inventory expected to be returned in prepaid expenses and other current assets in our consolidated balance sheets. As of January 31, 2026 and February 1, 2025, reserve balances recorded as a reduction to wholesale receivables related to these items were $3 million and $3 million, respectively.

We extend credit to certain wholesale customers based on an evaluation of the customer's financial capacity and condition, usually without requiring collateral. In circumstances where we become aware of a specific wholesale customer's inability to meet its financial obligations, a specific provision for credit losses is taken as a reduction to accounts receivable to reduce the net recognized receivable to the amount reasonably expected to be collected. Such amounts are ultimately written off at the time that the amounts are not considered collectible. For our wholesale customer receivable amounts not specifically provided for, we recognize estimated provisions for credit losses, using the current expected loss model based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions, anticipated trends and the risk characteristics of the receivables. Provisions for credit loss expense, which is included in SG&A in our consolidated statements of operations, was $5 million in Fiscal 2025 and less than $1 million in Fiscal 2024 and Fiscal 2023. The increase in Fiscal 2025 was primarily due to the bankruptcy of Saks Global. Write-offs of credit losses for Fiscal 2025, Fiscal 2024 and Fiscal 2023 were $1 million or less in all periods presented. As of January 31, 2026 and February 1, 2025, receivables, net in our consolidated balance sheet included a provision for credit losses related to trade receivables of $4 million and $1 million, respectively.

In addition to trade receivables, tenant allowances due from landlord of $10 million and $9 million and income tax receivables of $11 million and $5 million are included in receivables, net in our consolidated balance sheet, as of January 31, 2026 and February 1, 2025, respectively. Substantially all other amounts recognized in receivables, net represent trade receivables related to contracts with customers, including receivables from wholesale customers, credit card receivables related to our direct to consumer operations, and receivables from licensing partners. As of January 31, 2026 and February 1, 2025, prepaid expenses and other current assets included $3 million and $3 million, respectively, representing the estimated value of inventory for expected direct to consumer and wholesale sales returns in the aggregate. We did not have any significant contract assets related to contracts with customers, other than trade receivables and the value of inventory associated with expected sales returns, as of January 31, 2026 and February 1, 2025.

In addition to our estimated expected return amounts, contract liabilities related to contracts with our customers include gift cards and merchandise credits issued by us as well as unredeemed loyalty program award points. Gift cards and merchandise credits issued by us are redeemable on demand by the holder, do not have an expiration date and do not incur administrative fees. Historically, substantially all gift cards and merchandise credits are redeemed within one year of issuance. Gift cards and merchandise credits are recorded as a liability until our performance obligation is satisfied, which occurs when redeemed by the consumer, at which point revenue is recognized. However, we recognize estimated breakage income for certain gift cards and merchandise credits using the redemption recognition method, subject to applicable laws in certain states. Contract liabilities for gift cards purchased by consumers and merchandise credits received by customers but not yet redeemed, less any breakage income recognized to date, is included in accrued expenses and other liabilities in our consolidated balance sheets and totaled $23 million and $22 million as of January 31, 2026 and February 1, 2025, respectively. Gift card breakage income, which is included in net sales in our consolidated statements of operations, was $1 million, $2 million and $1 million in Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively.

In recent years, certain of our brands in our Emerging Brands operating segment initiated brand specific loyalty award programs. These programs allow consumers to earn loyalty points associated with the brand. Lilly Pulitzer also initiated a program in Fiscal 2023. These programs are primarily spend-based loyalty programs, with varying terms and conditions for each respective brand's program. The consumer earns points which, depending on the program, allows the consumer to (1) achieve a specified status with the brand, which provides the consumer with benefits, such as early access to events, free shipping or other benefits, for a specified period, and/or (2) earn a monetary reward by accumulating loyalty points that can be redeemed in association with future purchases from the brand. As loyalty points are earned, we defer revenue, based on the estimated fair value of the loyalty points, with a corresponding liability in accrued expenses and other liabilities in our consolidated balance sheets. The loyalty points liability is generally recognized as revenue when the loyalty points are redeemed or expire. Deferred revenue associated with the loyalty programs totaled $2 million and $4 million as of January 31, 2026 and February 1, 2025, respectively.

Royalties from the license of our owned brands are recognized over the time that licensees are provided access to utilize our trademarks (i.e. symbolic intellectual property) and benefit from such access through their sales of licensed products. Payments are generally due quarterly, and depending on time of receipt, may be recorded as a liability until recognized as revenue. Royalty income is based upon the contractually guaranteed minimum royalty obligations and adjusted as sales data, or estimates thereof, received from licensees reflects that the related royalties based on a percentage of the licensee's sales exceed the contractually determined minimum royalty amount. Royalty income, which is included in royalties and other operating income in our consolidated statements of operations, were $16 million, $19 million and $20 million during Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively.

Cost of Goods Sold

We include in cost of goods sold (1) the cost paid to the suppliers for the acquired product, (2) sourcing, procurement and other costs incurred prior to or in association with the receipt of finished goods at our distribution facilities, and (3) freight from our distribution facilities to our own retail stores, e-commerce consumers and wholesale customers. The costs prior to receipt at our distribution facilities include inbound freight charges, duties and other import costs, brokers' fees, consolidators' fees, insurance, direct labor, and depreciation expense associated with our sourcing operations. We generally classify amounts billed to customers for freight in net sales and classify freight costs for shipments to customers in cost of goods sold in our consolidated statements of operations.

Our gross profit and gross margin may not be directly comparable to those of our competitors, as statement of operations classifications of certain expenses may vary by company.

SG&A

We include in SG&A costs incurred subsequent to the receipt of finished goods at our distribution facilities, such as the cost of inspection, stocking, warehousing, picking and packing, and costs associated with the operations of our e-commerce sites, retail stores, food and beverage locations and concessions, such as labor, lease commitments and other occupancy costs, direct to consumer location pre-opening costs (including rent, marketing, store set-up costs and training expenses) and other amounts. SG&A also includes product design costs, selling costs, royalty expense, provision for credit losses, advertising, promotion and marketing expenses, professional fees, supplies, travel, other general and administrative expenses and our corporate overhead costs.

Distribution network costs, including costs associated with preparing goods to ship to customers and our costs to operate our distribution facilities, are included as a component of SG&A. We consider distribution network costs to be the costs associated with operating our distribution centers, as well as the costs paid to third parties who perform those services for us. In Fiscal 2025, Fiscal 2024 and Fiscal 2023, distribution network costs included in SG&A totaled $43 million, $45 million and $40 million, respectively.

All costs associated with advertising, promotion and marketing of our products are expensed in SG&A during the period when the advertisement is first shown. Costs associated with cooperative advertising programs under which we agree to make general contributions to our wholesale customers' advertising and promotional funds are generally recorded as a reduction to net sales. Advertising, promotion and marketing expenses, excluding employment costs for our advertising and marketing employees, for Fiscal 2025, Fiscal 2024 and Fiscal 2023 were $104 million, $111 million and $105 million, respectively. Prepaid advertising, promotion and marketing expenses included in prepaid expenses and other current assets in our consolidated balance sheets as of January 31, 2026 and February 1, 2025 were $5 million and $4 million, respectively.

Royalty expense related to our license of third party brands, which are generally based on the greater of a percentage of our actual net sales for the licensed product or a contractually determined minimum royalty amount, are recorded based upon any guaranteed minimum levels and adjusted based on our net sales of the licensed products, as appropriate. Royalty expenses recognized as SG&A in Fiscal 2025, Fiscal 2024 and Fiscal 2023 were $5 million, $5 million and $6 million, respectively. As of January 31, 2026, we do not have any royalty agreements with material guaranteed minimum royalty amounts for future periods as future royalty amounts are generally dependent on our future sales of the specified licensed products.

Effective as of the beginning of the Fourth Quarter of Fiscal 2025, we revised the presentation of depreciation and amortization expense within the consolidated statements of operations to present it separately from SG&A expenses, where it had previously been included. The consolidated statements of operations for prior periods have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

We consider cash equivalents to be investments with original maturities of three months or less for purposes of our consolidated statements of cash flows.

Supplemental Cash Flow Information

During Fiscal 2025, cash paid for income taxes, net of refunds received, was $11 million. During Fiscal 2024, we received a net $4 million related to income taxes driven by our receipt of a $19 million income tax receivable. During Fiscal 2023, cash paid for income taxes was $39 million. During Fiscal 2025, Fiscal 2024 and Fiscal 2023, cash paid for interest, net of interest income was $7 million, $3 million and $6 million, respectively. Non-cash investing activities included capital expenditures incurred but not yet paid at period end, which were included in accounts payable in our consolidated balances sheets, of $3 million, $2 million and $2 million as of Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively. Additionally, during Fiscal 2025, Fiscal 2024 and Fiscal 2023, we recorded a non-cash net increase in operating lease assets and corresponding operating lease liability amounts of $84 million, $170 million and $83 million, respectively, related to the net impact of new, modified and terminated operating lease amounts, excluding any operating lease amounts recognized in the opening balance sheet of an acquired business.

Inventories, net

Substantially all of our inventories are finished goods inventories of apparel, accessories and other related products. Inventories are valued at the lower of cost or market.

For operating segment reporting, inventory is carried at the lower of FIFO cost or market. We evaluate the composition of our inventories for identification of distressed inventory at least quarterly. In performing this evaluation, we consider slow-turning products, an indication of lack of consumer acceptance of particular products, prior-seasons' fashion products, broken assortments, discontinued products and current levels of replenishment program products as compared to expected sales. We estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods as necessary based on various assumptions about the amounts we ultimately expect to realize for the inventories. Also, we provide an allowance for shrinkage, as appropriate, for the period between the last physical inventory count and each balance sheet date.

For consolidated financial reporting, as of January 31, 2026 and February 1, 2025, $153 million, or 93%, and $156 million, or 93%, respectively, of our inventories were valued at the lower of LIFO cost or market after deducting our LIFO accounting reserve. The remaining $12 million and $11 million of our inventories were valued at the lower of FIFO cost or market as of January 31, 2026 and February 1, 2025, respectively. Generally, for consolidated financial reporting, inventories of our domestic operations are valued at the lower of LIFO cost or market, and our inventories of our international operations are valued at the lower of FIFO cost or market. Our LIFO reserves are based on the estimated Producer Price Index as published by the United States Department of Labor. We write down inventories valued at the lower of LIFO cost or market when LIFO cost exceeds market value. We deem LIFO accounting adjustments to not only include changes in the LIFO reserve, but also includes changes in markdown reserves. As our LIFO inventory pool does not correspond to our operating segment definitions, LIFO inventory accounting adjustments are not allocated to our operating segments. Thus, the impact of accounting for inventories on the LIFO method is reflected in Corporate and Other for operating segment reporting purposes included in Note 2.

There was a $3 million LIFO inventory layer liquidation in Fiscal 2025, no LIFO inventory layer liquidation in Fiscal 2024 and a $2 million LIFO inventory layer liquidation in Fiscal 2023. As of January 31, 2026 and February 1, 2025, the LIFO reserve included in our consolidated balance sheet was $92 million and $85 million, respectively.

Property and Equipment, net

Property and equipment, including leasehold improvements that are reimbursed by landlords as a tenant improvement allowance and assets under capital leases, if any, is carried at cost less accumulated depreciation. Additions are capitalized while repair and maintenance costs are charged to our consolidated statements of operations as incurred. Depreciation is calculated using both straight-line and accelerated methods generally over the estimated useful lives of the assets as follows:

Leasehold improvements	Lesser of remaining life of the asset or lease term
Furniture, fixtures, equipment and technology	2 – 15 years
Buildings and improvements	7 – 40 years

Property and equipment is reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, as discussed in Impairment of Long-Lived Assets, other than Goodwill and Intangible Assets with Indefinite Lives below.

Effective in Fiscal 2025, we revised the presentation of depreciation expense within the consolidated statements of operations to include it in the depreciation and amortization line item, rather than within SG&A. Prior period amounts have been reclassified to conform to the current year presentation. Cost of goods sold includes the depreciation associated with our sourcing operations.

Goodwill and Intangible Assets

We test goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter and more often if an event occurs or circumstances change that indicate the fair value of a reporting unit is below its carrying amount. We have the option to first assess qualitative factors to determine whether it is more likely than not that goodwill is impaired to determine whether it is necessary to perform the quantitative impairment test. We also have the option to bypass the qualitative assessment entirely for any reporting unit in any period and proceed directly to performing the quantitative impairment test. For each impairment test of goodwill in Fiscal 2025, Fiscal 2024 and Fiscal 2023, we bypassed the qualitative test option and instead performed a quantitative test.

When applying the quantitative assessment, we determine the fair value of our reporting units based on an income approach, or in some cases a combination of an income approach and market approach. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. Determining the fair value of a reporting unit involves judgment and the use of significant estimates and assumptions, which include assumptions regarding the revenue growth rates and operating margins used to calculate estimated future cash flows, risk-adjusted discount rates and future economic and market conditions. If an annual or interim analysis indicates an impairment of goodwill, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the reporting unit.

During 2025, our reporting units consisted of the following: Tommy Bahama; Lilly Pulitzer; Johnny Was; Southern Tide; TBBC; Duck Head; and Jack Rogers. As a result of certain triggering events in the Third Quarter of Fiscal 2025, we performed an interim impairment assessment of the goodwill balance related to the Jack Rogers reporting unit. The interim impairment assessment resulted in noncash impairment charges of $2 million for goodwill that represented the reporting unit's total goodwill balance. The impairment was recorded within impairment of goodwill, intangible assets and equity method investments in our consolidated statements of operations. See "Note 5—Intangible Assets and Goodwill" for further discussion.

As of November 2, 2025, in conjunction with our annual impairment assessments, we performed a quantitative assessment of impairment for the Lilly Pulitzer and TBBC reporting units. Our other reporting units do not have material goodwill. We determined on the basis of the quantitative assessments of our Lilly Pulitzer and TBBC reporting units that the fair value of each reporting unit was greater than its respective carrying amount, indicating no impairment in Fiscal 2025 for Lilly Pulitzer or TBBC. No goodwill impairments were recognized in Fiscal 2024. In Fiscal 2023, we recognized an impairment charge of $99 million based on the quantitative assessment of our Johnny Was reporting unit that represented the reporting unit's total goodwill balance. The impairment was recorded within impairment of goodwill, intangible assets and equity method investments in our consolidated statements of operations. See "Note 5—Intangible Assets and Goodwill" for further discussion.

Intangible assets with indefinite lives, which primarily consist of trademarks, are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. This analysis is dependent upon a number of uncertain factors described below and is typically performed in conjunction with the goodwill impairment analysis discussed above and is similar to the analysis performed at acquisition.

The fair value of our trademarks is principally determined by the "relief from royalty" approach that assumes the trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method includes assumptions regarding revenue growth rates, royalty rates, risk-adjusted discount rates and future economic and market conditions. If an annual or interim analysis indicates an impairment of an intangible asset with an indefinite useful life, the amount of the impairment is recognized in our consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the asset for an intangible asset with an indefinite life or the reporting unit for goodwill.

As a result of triggering events, in the Third Quarter of Fiscal 2025 we performed interim impairment assessments resulting in noncash impairment charges for indefinite lived intangible assets of $57 million related to the Johnny Was indefinite-lived trademark. The impairment was recorded within impairment of goodwill, intangible assets and equity method investments in our consolidated statements of operations. See "Note 5—Intangible Assets and Goodwill" for further discussion.

As of November 2, 2025, we performed our annual quantitative impairment assessments for our indefinite-lived intangible assets other than the Johnny Was trademark. The quantitative analyses indicated that fair value of each asset exceeded the carrying value and no impairments were recognized. As discussed above, we recorded an interim impairment charge related to the Johnny Was trademark during the Third Quarter of Fiscal 2025. Given the proximity of the interim testing date in Third Quarter of Fiscal 2025 to our annual testing date on the first day of the fourth quarter, and the absence of additional triggering events, management performed a qualitative assessment as of November 2, 2025, and concluded that it was not more likely than not that the fair value of the Johnny Was indefinite-lived intangible assets was less than its carrying amount. Accordingly, no additional impairment was recorded in Fiscal 2025 related to the Johnny Was indefinite-lived trademark. In Fiscal 2024, no indefinite lived intangible asset impairments were recorded.

In Fiscal 2023, we recognized noncash impairment charges of $12 million based on the quantitative assessment of our Johnny Was indefinite-lived trademark. The impairment was recorded within impairment of goodwill, intangible assets and equity method investments in our consolidated statements of operations. See "Note 5—Intangible Assets and Goodwill" for further discussion.

The estimated fair values used in the impairment assessments of goodwill and intangible assets with an indefinite life were considered nonrecurring Level 3 measurements of the valuation hierarchy.

Intangible assets with finite lives primarily consist of customer relationships, certain trademarks and reacquired rights. These assets are amortized over the estimated useful life of the asset using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise realized or the straight line method. Certain of our intangible assets with finite lives may be amortized over periods of up to 20 years. The determination of an appropriate useful life for amortization considers our plans for the intangible assets, the remaining contractual period of the reacquired right, and factors that may be outside of our control, including expected customer attrition. Effective in Fiscal 2025, we revised the presentation of amortization expense within the consolidated statements of operations to include it in the depreciation and amortization line item, rather than within SG&A. Prior period amounts have been reclassified to conform to the current year presentation.

Intangible assets with finite lives are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, as discussed below under Impairment of Long-Lived Assets, other than Goodwill and Intangible Assets with Indefinite Lives. Any costs associated with extending or renewing recognized intangible assets are generally expensed as incurred.

Prepaid Expenses and Other Non-Current Assets, net

Amounts included in prepaid expenses and other current assets primarily consist of prepaid operating expenses, including subscriptions, maintenance and other services contracts, advertising, insurance, samples and direct to consumer supplies as well as the estimated value of inventory for anticipated direct to consumer and wholesale sales returns. Other non-current assets primarily consist of assets set aside for potential liabilities related to our deferred compensation plan, equity investments in unconsolidated entities, assets related to certain investments in officers' life insurance policies, deposits and amounts placed into escrow accounts, deferred financing costs and non-current deferred tax assets. We also capitalize implementation costs related to cloud computing arrangements that are amortized on a straight-line basis over the contract term. These amounts are classified within prepaid expenses and other current assets and other long-term assets in the consolidated balance sheets.

Officers' life insurance policies that are owned by us, which are included in other non-current assets, net, are recorded at their cash surrender value, less any outstanding loans associated with the life insurance policies that are payable to the life insurance company with which the policy is outstanding. As of both January 31, 2026 and February 1, 2025, officers' life insurance policies, net, recorded in our consolidated balance sheets totaled $4 million.

Deferred financing costs for our revolving credit agreement are included in other non-current assets, net in our consolidated financial statements. Deferred financing costs are amortized on a straight-line basis, which approximates the effective interest method over the term of the related debt. Amortization of deferred financing costs is included in interest expense in our consolidated statements of operations. In March of 2023, we capitalized debt issuance costs of $2 million in connection with commitments upon entering into the U.S. Revolving Credit Agreement. Unamortized deferred financing costs included in other non-current assets, net totaled $1 million as of January 31, 2026 and $1 million as of February 1, 2025.

Deferred Compensation

We have a non-qualified deferred compensation plan offered to a select group of highly compensated employees and our non-employee directors. The plan provides participants with the opportunity to defer a portion of their cash compensation in a given plan year, of which a percentage may be matched by us in accordance with the terms of the plan. We make contributions to rabbi trusts or other investments to provide a source of funds for satisfying these deferred compensation liabilities. Investments held for our deferred compensation plan consist of insurance contracts and are recorded based on valuations which generally incorporate unobservable factors. Realized and unrealized gains and losses on the deferred compensation plan investments are recorded in SG&A in our consolidated statements of operations and substantially offset the changes in deferred compensation liabilities to participants resulting from changes in market values. These securities approximate the participant-directed investment selections underlying the deferred compensation liabilities.

The total value of the assets set aside for potential deferred compensation liabilities as of January 31, 2026 and February 1, 2025 was $21 million and $20 million, respectively. Substantially all of these amounts are held in a rabbi trust and included in other non-current assets, net in our consolidated balance sheet. Substantially all the assets set aside for potential deferred compensation liabilities are life insurance policies recorded at their cash surrender value, less any outstanding loans associated with the life insurance policies that are payable to the life insurance company with which the policy is outstanding. The liabilities associated with the non-qualified deferred compensation plan are included in other non-current liabilities in our consolidated balance sheets and totaled $23 million and $21 million at January 31, 2026 and February 1, 2025, respectively.

Equity Investments in Unconsolidated Entities

We account for equity investments in which we do not directly or indirectly hold a controlling interest using the equity method of accounting. Generally, we determine that we exercise significant influence over a corporation or a limited liability company when we own 20% or more or 3% or more, respectively, of the voting interests, unless the facts and circumstances of that investment indicate that we do not have the ability to exhibit significant influence. Under the equity method of accounting, original investments are recorded at cost, and are subsequently adjusted for our contributions to, distributions from and share of income or losses of the entity. We account for equity investments in which we do not control or exercise significant influence using the fair value method of accounting unless there is not a readily determinable fair value for the equity investment. If there is no readily determinable fair value for such equity investment, we account for the equity investment using the alternative measurement method of cost adjusted for impairment and any identified observable price changes of the investment.

Equity investments accounted for using the equity method of accounting, fair value method of accounting, or alternative measurement method are included in other non-current assets in our consolidated balance sheets, while the income or loss related to such investments is included in royalties and other operating income in our consolidated statements of operations. Income or loss related to investments in smaller lifestyle brands are included within Emerging Brands, while income or loss related to other investments are included within Corporate and Other, including the income or loss from the Tommy Bahama Miramonte Resort & Spa. In Fiscal 2024, we made equity investments included in other investing activities in our consolidated statements of cash flows of $1 million. In Fiscal 2023, we recognized $2 million of noncash impairment charges related to equity investments. The Fiscal 2023 impairment charge related to an investment in a smaller lifestyle apparel brand and was recorded within impairment of goodwill, intangible assets and equity method investments in our consolidated statements of operations. We made no other material investments in equity method investments, and recorded no other material impairments in equity method investments, in any year presented.

As of January 31, 2026 and February 1, 2025, our consolidated balance sheet included equity investments accounted for using the equity method of accounting, fair value and alternative measurement method totaling, in the aggregate, $6 million and $7 million, respectively. The equity investments in unconsolidated entities included in our consolidated balance sheet represent substantially all our exposure or loss related to these investments, as there are no meaningful obligations to fund additional amounts or losses related to these investments. During Fiscal 2025, Fiscal 2024 and Fiscal 2023 we recognized losses related to equity method investments in royalties and other income of $1 million, $2 million and $2 million, respectively. Our primary equity method investment is our minority ownership interest in a property in Indian Wells, California that operates as the Tommy Bahama Miramonte Resort & Spa that opened during Fiscal 2023.

Impairment of Long-Lived Assets, other than Goodwill and Intangible Assets with Indefinite Lives

We assess our long-lived assets other than goodwill and intangible assets with indefinite lives for impairment whenever events indicate that the carrying amount of the asset or asset group may not be fully recoverable. This recoverability and impairment assessment is performed for a specific asset or asset group and includes any property and equipment, operating lease assets, intangible assets with finite lives and other non-current assets included in the asset group. Events that would typically result in such an assessment would include a change in the estimated useful life of the assets, including a change in our plans of the anticipated period of operating a leased direct to consumer location, the decision to vacate a leased space before lease expiration, the abandonment of an asset or other factors. These events may also result in a change in the determination of the assets included in an asset group for impairment testing. To analyze recoverability, we consider undiscounted net future cash flows over the remaining life of the asset or asset group. If the amounts are determined to not be recoverable an impairment is recognized resulting in the write-down of the asset or asset group to fair value and a corresponding charge to our consolidated statements of operations. Impairment losses are measured based on the difference between the carrying amount and the estimated fair value of the assets.

During Fiscal 2025, Fiscal 2024 and Fiscal 2023, we recognized $1 million, $1 million and $1 million, respectively, of property and equipment impairment charges, which were included in SG&A.

During Fiscal 2025, we recognized no material operating lease asset impairment charges. During Fiscal 2024, we recognized $1 million of operating lease asset impairment charges, which were included in SG&A. During Fiscal 2023, we recognized no material operating lease asset impairment charges.

As a result of triggering events in the Third Quarter of Fiscal 2025, we performed interim impairment assessments resulting in noncash impairment charges for intangible assets with finite lives related to Jack Rogers of $2 million. The impairment was recorded within impairment of goodwill, intangible assets and equity method investments in our consolidated statements of operations. See "Note 5—Intangible Assets and Goodwill" for further discussion. No impairment of intangible assets with finite lives was recognized during Fiscal 2024 or Fiscal 2023.

Accounts Payable, Accrued Compensation and Accrued Expenses and Other Liabilities

Liabilities for accounts payable, accrued compensation and accrued expenses and other liabilities are carried at cost, which approximates the fair value of the consideration expected to be paid in the future for goods and services received, whether or not billed to us as of the balance sheet date. Accruals for medical insurance and workers' compensation, which are included in accrued expenses and other liabilities in our consolidated balance sheets, include estimated settlements for known claims, as well as accruals for estimates of incurred but not reported claims based on our claims experience and statistical trends.

Legal and Other Contingencies

We are subject to certain litigation, claims and assessments in the ordinary course of business. The claims and assessments may relate, among other things, to disputes about trademarks and other intellectual property, labor & employment and employee relations matters, marketing, real estate, licensing arrangements, importing or exporting regulations, product safety requirements, consumer regulations, taxation or other topics. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in accrued expenses and other liabilities or other non-current liabilities in our consolidated financial statements for the estimated loss and related expenses, such as legal fees. In other instances, because of the uncertainties related to both the probable outcome or amount or range of loss, we are unable to make a reasonable estimate of a liability, if any, and therefore have not recorded a reserve. As additional information becomes available or as circumstances change, we adjust our assessment and estimates of such liabilities accordingly. Additionally, for any potential gain contingencies, we do not recognize the gain until the period that all contingencies have been resolved and the amounts are realizable. We believe the outcome of outstanding or pending matters, individually and in the aggregate, will not have a material impact on our consolidated financial statements, based on information currently available.

In connection with acquisitions, we may enter into contingent consideration arrangements, which provide for the payment of additional purchase price consideration to the sellers if certain performance criteria are achieved during a specified period. We recognize the fair value of the contingent consideration based on its estimated fair value at the date of acquisition. Such valuation requires assumptions regarding anticipated cash flows, probabilities of cash flows, discount rates and other factors. Each of these assumptions may involve a significant amount of uncertainty. Subsequent to the date of acquisition, we periodically adjust the liability for the contingent consideration to reflect the fair value of the contingent consideration by reassessing our valuation assumptions as of that date. A change in assumptions related to contingent consideration amounts could have a material impact on our consolidated financial statements. Any change in the fair value of the contingent consideration is recognized in SG&A in our consolidated statements of operations.

As of January 31, 2026, and February 1, 2025, $1 million of contingent consideration was recognized as a liability in our consolidated balance sheet. No payments were made related to contingent consideration arrangements during Fiscal 2025, Fiscal 2024, or Fiscal 2023.

Other Non-current Liabilities

Amounts included in other non-current liabilities primarily consist of deferred compensation amounts and amounts related to uncertain tax positions.

Leases

In the ordinary course of business, we enter into real estate lease agreements for our direct to consumer locations, which include both retail and food and beverage locations, office and warehouse/distribution space, as well as leases for certain equipment. Our real estate leases have varying terms and expirations and may have provisions to extend, renew or terminate the lease agreement at our discretion, among other provisions. Our real estate lease terms are typically for a period of ten years or less and typically require monthly rent payments with specified rent escalations during the lease term. Our real estate leases usually provide for payments of our pro rata share of real estate taxes, insurance and other operating expenses applicable to the property, and certain of our leases require payment of sales taxes on rental payments. Also, our direct to consumer location leases often provide for contingent rent payments based on sales if certain sales thresholds are achieved. For many of our real estate lease agreements, we obtain lease incentives from the landlord for tenant improvement or other allowances. Our lease agreements do not include any material residual value guarantees or material restrictive financial covenants. Substantially all of our leases are classified as long-term operating leases.

For our leases, we recognize operating lease liabilities equal to our obligation to make lease payments arising from the leases on a discounted basis and operating lease assets which represent our right to use, or control the use of, a specified asset for a lease term. Operating lease liabilities, which are included in current portion of operating lease liabilities and non-current portion of operating lease liabilities in our consolidated balance sheets, are recognized at the lease commencement date based on the present value of lease payments over the lease term. The significant judgments in calculating the present value of lease obligations include determining the lease term and lease payment amounts, which are dependent upon our assessment of the likelihood of exercising any renewal or termination options that are at our discretion, as well as the discount rate applied to the future lease payments. The operating lease assets, which are included in operating lease assets in our consolidated balance sheets, at commencement represent the amount of the operating lease liability reduced for any lease incentives, including tenant improvement allowances. Typically, we do not include any renewal or termination options at our discretion in the underlying lease term at the time of lease commencement as the probability of exercise generally is not reasonably certain. Variable rental payments for real estate taxes, sales tax, insurance, other operating expenses and contingent rent based on a percentage of net sales or adjusted periodically for inflation are not included in lease expense used to calculate the present value of lease obligations recognized in our consolidated balance sheet, but instead are recognized as incurred.

Lease expense for operating leases is generally recognized on a straight-line basis over the lease term, even if there are fixed escalation clauses, lease incentives for rent holidays, or other similar items from the date that we take possession of the space. Substantially all of our lease expense is recognized in SG&A in our consolidated statements of operations.

We account for the underlying operating lease at the individual lease level. The lease guidance requires us to discount future lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, our estimated incremental borrowing rate. As our leases do not provide an implicit rate, we use an estimated incremental borrowing rate based on information available at the applicable commencement date. Our estimated incremental borrowing rate for a lease is the rate of interest we estimate we would have to pay on a collateralized basis over the lease term to borrow an amount equal to the lease payments.

Foreign Currency

We are exposed to foreign currency exchange risk when we generate net sales or incur expenses in currencies other than the functional currency of the respective operations. The resulting assets and liabilities denominated in amounts other than the respective functional currency are re-measured into the respective functional currency at the rate of exchange in effect on the balance sheet date, and income and expenses are re-measured at the average rates of exchange prevailing during the relevant period. The impact of any such re-measurement is recognized in our consolidated statements of operations in that period. Net losses (gains) included in our consolidated statements of operations related to foreign currency transactions recognized in Fiscal 2025, Fiscal 2024 and Fiscal 2023 were a gain of less than $1 million, a loss of less than $1 million and a loss of less than $1 million, respectively.

Additionally, the financial statements of our operations for which the functional currency is a currency other than the U.S. dollar are translated into U.S. dollars at the rate of exchange in effect on the balance sheet date for the balance sheet and at the average rates of exchange prevailing during the relevant period for the statements of operations. The impact of such translation is recognized in accumulated other comprehensive income (loss) in our consolidated balance sheets and included in other comprehensive income (loss) in our consolidated statements of comprehensive income resulting in no impact on net earnings (loss) for the relevant period. We view our foreign investments as long term, and we generally do not hedge such foreign investments.

As of January 31, 2026, our foreign currency exchange risk exposure primarily results from our businesses operating outside of the United States, which are primarily related to (1) our Tommy Bahama operations in Australia, Canada and New Zealand purchasing goods in U.S. dollars or other currencies and (2) certain other transactions, including intercompany transactions. During Fiscal 2025, Fiscal 2024 and Fiscal 2023, we did not enter into and were not a party to any foreign currency exchange contracts.

Interest Rate Risk

As all of our indebtedness is variable-rate debt, we are exposed to market risk from changes in interest rates. If we determine that our exposure to interest rate changes is higher than we believe is appropriate, we may attempt to limit the impact of interest rate changes on earnings and cash flow through a mix of variable-rate and fixed-rate debt or by entering into interest rate swap arrangements. Our assessment of appropriate levels of exposure to changes in interest rates also considers our need for flexibility in our borrowing arrangements resulting from the significant seasonality of our business and cash flows, anticipated future cash flows and our expectations about the risk of future interest rate changes, among other factors. During Fiscal 2025, Fiscal 2024 and Fiscal 2023, we did not enter into and were not a party to any interest rate swap agreements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy that categorizes the inputs to valuation techniques into three broad levels. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our assumptions and include situations where there is little or no market activity for the asset or liability.

As of January 31, 2026, our financial instruments consist primarily of our cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, other current liabilities and debt. Given their short-term nature, the carrying amounts of cash and cash equivalents, receivables, accounts payable, accrued expenses and other current liabilities generally approximate their fair values. The fair values of any cash and cash equivalents invested on an overnight basis in money market funds, as well as short-term investments, are based upon the quoted prices in active markets provided by the holding financial institutions, which are considered Level 1 inputs in the fair value hierarchy. Additionally, we believe the carrying amounts of our variable-rate borrowings, if any, approximate fair value.

We have determined that our operating lease assets, property and equipment, intangible assets, goodwill and certain other non-current assets included in our consolidated balance sheets are non-financial assets measured at fair value on a non-recurring basis. We have determined that our approaches for determining fair values of each of these non-current assets are generally based on Level 3 inputs as discussed in "Goodwill and Intangibles" above.

Equity Compensation

We have certain equity compensation plans as described in Note 9, which provide for the ability to grant restricted shares, restricted share units, options and other equity awards to our employees and non-employee directors. We recognize compensation expense related to equity awards to employees and non-employee directors in SG&A in our consolidated statements of operations based on the fair value of the awards on the grant date. The fair value of restricted share awards that are service and performance-based are determined based on the fair value of our common stock on the grant date. The fair value of restricted share awards that are market-based (e.g. relative total shareholder return ("TSR")) are determined based on a Monte Carlo simulation model, which models multiple TSR paths for our common stock as well as the comparator group, as applicable, to evaluate and determine the estimated fair value of the restricted share award.

For awards with specified service requirements, the fair value of the awards granted to employees is recognized over the requisite service period. For performance-based awards (e.g. awards based on our earnings per share), during the performance period we assess expected performance versus the predetermined performance goals and adjust the cumulative equity compensation expense to reflect the relative expected performance achievement. The fair value of the performance-based awards, if earned, is recognized on a straight-line basis over the aggregate performance period and any additional required service period. For market-based awards (e.g. TSR-based awards) with specified service requirements that are equal to or longer than the market-based specification period, the fair value of the awards granted to employees is recognized over the requisite service period, regardless of whether, and to the extent to which, the market condition is ultimately satisfied. The impact of stock award forfeitures on compensation expense is recognized at the time of forfeiture as no estimate of future forfeitures is considered in our calculation of compensation expense for our service-based, performance-based or market-based awards.

Comprehensive Income and Accumulated Other Comprehensive Loss

Comprehensive income consists of net earnings (loss) and specified components of other comprehensive income (loss). Other comprehensive income (loss) includes changes in assets and liabilities that are not included in net earnings (loss) pursuant to GAAP, such as foreign currency translation adjustments between the functional and reporting currencies and certain unrealized gains (losses), if any. For us, other comprehensive income (loss) for each period presented primarily consists of the impact of the foreign currency translation of our international operations. These other comprehensive income (loss) amounts are deferred in accumulated other comprehensive income (loss), which is included in shareholders' equity in our consolidated balance sheets. As of January 31, 2026 and February 1, 2025, the amounts included in accumulated other comprehensive income (loss) in our consolidated balance sheet primarily consist of the net foreign currency translation adjustment related to our Tommy Bahama operations in Australia, Canada and New Zealand. No material amounts of accumulated other comprehensive income (loss) were reclassified from accumulated other comprehensive income (loss) into our consolidated statements of operations during Fiscal 2025, Fiscal 2024 or Fiscal 2023.

Dividends

Dividends are accrued at the time declared by our Board of Directors and typically paid within the same fiscal quarter. Certain restricted share units, as described in Note 9, earn dividend equivalents which are accrued at the time of dividend declaration by the Board of Directors in accrued expenses and other liabilities, but only paid if the restricted share units are ultimately earned. Dividends accrued related to these restricted share units, which are included in accrued expenses and other current liabilities in our consolidated balance sheet. There were no dividends accrued as of January 31, 2026 and less than $1 million as of February 1, 2025.

Share Repurchases

From time to time, we may repurchase shares of our stock under an open market repurchase program or otherwise. We account for share repurchases for open market transactions by charging the excess of repurchase price over the par value entirely to retained earnings based on the trade settlement date.

Concentration of Credit Risk and Significant Customers

We are exposed to concentrations of credit risk as a result of our receivables balances, for which the total exposure is limited to the amount recognized in our consolidated balance sheets. We sell our merchandise to wholesale customers operating in a number of distribution channels in the United States and other countries. We extend credit to certain wholesale customers based on an evaluation of the customer's credit history and financial condition, usually without requiring collateral. Credit risk is impacted by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. As of January 31, 2026, one customer represented 17% and another customer represented 9% of our receivables, net included in our consolidated balance sheet.

No individual customer represented greater than 10% of our consolidated net sales in Fiscal 2025, Fiscal 2024 or Fiscal 2023. However, a decision by the controlling owner of a group of stores or any significant customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have an adverse effect on our results of operations in future periods.

Income Taxes

Income taxes included in our consolidated financial statements are determined using the asset and liability method. Under this method, income taxes are recognized based on amounts of income taxes payable or refundable in the current year as well as the impact of any items that are recognized in different periods for consolidated financial statement reporting and tax return reporting purposes. Prepaid income taxes and income taxes payable are recognized in prepaid expenses and other accrued expenses and liabilities, respectively, in our consolidated balance sheets.

As certain amounts are recognized in different periods for consolidated financial statement and tax return reporting purposes, financial statement and tax bases of assets and liabilities differ, resulting in the recognition of deferred tax assets and liabilities. The deferred tax assets and liabilities reflect the estimated future tax effects attributable to these differences, as well as the impact of net operating loss, capital loss and federal and state credit carry-backs and carry-forwards, each as determined under enacted tax laws at rates expected to apply in the period in which such amounts are expected to be realized or settled. We account for the effect of changes in tax laws or rates in the period of enactment.

We recognize deferred tax assets to the extent we believe it is more likely than not that these assets will be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, taxable income in any carry-back years, tax-planning strategies, and recent results of operations.

Valuation allowances are established when we determine that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Valuation allowances are analyzed periodically and adjusted as events occur or circumstances change that would indicate adjustments to the valuation allowances are appropriate. If we determine that we are more likely than not to realize our deferred tax assets in the future in excess of their net recorded amount, we will reduce the deferred tax asset valuation allowance, which will reduce income tax expense.

Also, we use a two-step approach for evaluating uncertain tax positions. Under the two-step method, recognition occurs when we conclude that a tax position, based solely on technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if step one has been satisfied. The tax benefit recorded is measured as the largest amount of benefit determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Those tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the more likely than not threshold or are resolved through settlement or litigation with the relevant taxing authority, upon expiration of the statute of limitations or otherwise. Alternatively, de-recognition of a tax position that was previously recognized occurs when we subsequently determine that a tax position no longer meets the more likely than not threshold of being sustained.

In the case of foreign subsidiaries, there are certain exceptions to the requirement that deferred tax liabilities be recognized for the difference in the financial statement and tax bases of assets. If we consider the investment to be essentially permanent in duration and the financial statement basis of the investment in a foreign subsidiary, excluding undistributed earnings, exceeds the tax basis in such investment, the deferred tax liability is not recognized. Further, deferred tax liabilities are not required to be recognized for undistributed earnings of foreign subsidiaries when we consider those earnings to be permanently reinvested outside the United States. While distributions of foreign subsidiary earnings are generally not subject to federal tax, there are other possible tax impacts, including state taxes and foreign withholding tax, that must be considered if the earnings are not considered to be permanently reinvested. Further, a gain realized upon the sale of a foreign subsidiary, if any, is not exempt from federal tax and consideration must therefore be given to the impact of differences in the book and tax basis of foreign subsidiaries not arising from earnings when determining whether a liability must be recorded if the investment is not considered permanently reinvested.

Earnings Per Share

Basic net earnings per share amounts are calculated by dividing the net earnings amount by the weighted average shares outstanding during the period. Shares repurchased, if any, are removed from the weighted average number of shares outstanding upon repurchase based on the trade settlement date.

Diluted net earnings per share amounts are calculated similarly to the amounts above, except that the weighted average shares outstanding in the diluted net earnings per share calculation also include the potential dilution using the treasury stock method that could occur if dilutive securities, including restricted share awards or other dilutive awards, were converted to shares. The treasury stock method assumes that shares are issued for any restricted share awards, options or other dilutive awards that are "in the money," and that we use the proceeds received to repurchase shares at the average market value of our shares for the respective period. For purposes of the treasury stock method, proceeds consist of future compensation expense to be recognized and any cash to be paid. Performance-based and market-based restricted share units are included in the computation of diluted shares only to the extent that the underlying performance or market conditions (1) have been satisfied as of the end of the reporting period or (2) if the measurement criteria has been satisfied and the result would be dilutive, even if the contingency period has not ended as of the end of the reporting period.

In periods that we incur a loss, such as Fiscal 2025, we exclude restricted shares or restricted share unit awards as including the awards would be anti-dilutive. A total of 93,394 restricted shares and restricted share units were excluded from the diluted earnings per share calculation for Fiscal 2025. No restricted shares or restricted share units were excluded from the diluted earnings per share calculation for Fiscal 2024 or Fiscal 2023.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the amounts reported as assets, liabilities, revenues and expenses in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Changes to our estimates and assumptions could have a material impact on our consolidated financial statements.

Accounting Standards Adopted in Fiscal 2025

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid by jurisdiction. We adopted ASU 2023-09 during the year ended January 31, 2026. See Note 11 "Income Taxes" in the accompanying notes to the consolidated financial statements for further detail.

No other recently issued guidance adopted in Fiscal 2025 had a material impact on our consolidated financial statements upon adoption or is expected to have a material impact in future periods.

Recently Issued Accounting Standards Applicable to Future Years

In November 2024, the FASB issued ASU 2024-03 "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" and in January 2025, the FASB issued ASU 2025-01, Clarifying the Effective Date. These updates expand the disclosure requirements about specific expense categories, primarily through disaggregated information on income statement line items. The amendments in this update are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption and retrospective application are permitted. We are evaluating how the enhanced disclosure requirements of ASU 2024-03 will affect our presentation, and we will include the incremental disclosures upon the effective date.

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software." The ASU is intended to improve and modernize the accounting for software costs to better align with the evolution of software development. The ASU is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted as of the beginning of an annual reporting period. We are evaluating how the enhanced disclosure requirements of ASU 2025-06 will affect our presentation, and we will include the applicable disclosures upon the effective date.

Note 2. Operating Segments

We identify our operating segments based on the way the chief operating decision maker ("CODM") organizes the components of our business for purposes of allocating resources and assessing performance. Our operating segment structure reflects a brand-focused management approach, emphasizing operational coordination and resource allocation across each brand's direct to consumer, wholesale and licensing operations, as applicable.

Tommy Bahama, Lilly Pulitzer and Johnny Was each design, source, market and distribute apparel and related products bearing their respective trademarks and may license their trademarks for other product categories and each is identified as a reportable segment.

The operations of our smaller, earlier stage operating segments Southern Tide, TBBC, Duck Head and Jack Rogers are aggregated into the Emerging Brands reportable segment since they have similar economic characteristics, products, type and class of customers, and distribution methods. Each of the brands included in Emerging Brands designs, sources, markets and distributes apparel and related products bearing its respective trademarks and is supported by our emerging brands team that provides certain support functions to these smaller brands, including marketing and advertising execution, analysis and other functions, and in some instances, our larger brands. The shared resources provide for operating efficiencies and enhanced knowledge sharing across the brands.

Corporate and Other is a reconciling category for reporting purposes and includes the elimination of inter-segment sales that totaled less than $1 million, less than $1 million and $1 million in Fiscal 2025, Fiscal 2024, and Fiscal 2023, respectively. Corporate and Other also includes our corporate offices, substantially all financing activities, any other items that are not allocated to the operating segments, including LIFO inventory accounting adjustments as our LIFO pool does not correspond to our operating segment definitions, unallocated Corporate expenses and the operations of our Lyons, Georgia distribution center.

We changed our segment profit margin measure in the Fourth Quarter of Fiscal 2025 to segment earnings before interest, taxes, depreciation and amortization ("EBITDA"). Segment EBITDA also excludes infrequent operating charges, including impairments of goodwill, intangible assets and equity method investments. We believe that segment EBITDA is a useful measure because it allows management, analysts, investors, and other interested parties to evaluate the profitability of our business operations before the effects of certain net expenses that directly arise from our capital investment decisions (depreciation and amortization), financing decisions (interest), tax strategies (income taxes), and infrequent operating charges (impairments of goodwill, intangible assets and equity method investments). As a result of this change in segment profit measure, prior periods have been restated to conform to the current period presentation. The change in the segment profit measure did not affect the total consolidated profit or loss of the Company.

The company's chief operating decision maker is our Chairman, Chief Executive Officer and President. The CODM is responsible for allocating resources and assessing performance of the consolidated company and each operating segment. The profitability measure the CODM uses to assess operating segment performance and allocate resources is segment EBITDA. Our CODM uses segment EBITDA to evaluate performance by comparing historical, actual, and forecasted amounts on a regular basis. The tables below present certain financial information (in thousands) about our reportable segments, as well as Corporate and Other.

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Tommy Bahama			
Net sales	$ 828,543	$ 869,604	$ 898,807
Costs of goods sold	316,401	320,738	319,689
Gross profit	$ 512,142	$ 548,866	$ 579,118
Operating costs:			
Variable and distribution costs	52,347	53,491	53,475
Advertising costs	41,279	40,801	37,812
Employment costs	188,097	183,297	187,325
Occupancy costs	94,230	90,373	85,174
Other segment items [1]	41,603	34,625	28,656
Tommy Bahama Segment EBITDA	$ 94,586	$ 146,279	$ 186,676
Lilly Pulitzer			
Net sales	$ 337,792	$ 323,917	$ 343,499
Costs of goods sold	125,928	114,892	117,293
Gross profit	$ 211,864	$ 209,025	$ 226,206
Operating costs:			
Variable and distribution costs	22,188	19,328	19,993

Advertising costs		29,841		31,744	33,895
Employment costs		52,723		51,350	53,777
Occupancy costs		23,127		21,153	19,855
Other segment items [1]		31,846		27,302	25,973
Lilly Pulitzer Segment EBITDA	$	52,139	$	58,148	$ 72,713
Johnny Was					
Net sales	$	169,065	$	194,978	$ 202,859
Costs of goods sold		63,859		67,884	65,292
Gross profit	$	105,206	$	127,094	$ 137,567
Operating costs:					
Variable and distribution costs		8,806		11,818	12,023
Advertising costs		20,361		26,743	24,795
Employment costs		39,167		38,927	35,847
Occupancy costs		20,487		22,627	20,814
Other segment items [1]		24,923		19,450	18,934
Johnny Was Segment EBITDA	$	(8,538)	$	7,529	$ 25,154
Emerging Brands					
Net sales	$	142,879	$	128,428	$ 126,825
Costs of goods sold		65,353		54,753	65,027
Gross profit	$	77,526	$	73,675	$ 61,798
Operating costs:					
Variable and distribution costs		11,882		9,902	10,096
Advertising costs		12,245		11,790	8,426
Employment costs		26,364		23,819	18,528
Occupancy costs		8,152		6,300	3,392
Other segment items [1]		14,140		11,972	10,164
Emerging Brands Segment EBITDA	$	4,743	$	9,892	$ 11,192
Corporate					
Net sales	$	(445)	$	(326)	$ (515)
Cost of goods sold [2]		8,555		3,763	8,589
Gross profit	$	(9,000)	$	(4,089)	$ (9,104)
Unallocated Corporate costs and income [3]		38,335		30,851	27,972
Corporate EBITDA	$	(47,335)	$	(34,940)	$ (37,076)
Adjusted EBITDA	$	95,595	$	186,908	$ 258,659

[1] For all reportable segments, other segment items primarily consists of software costs, professional services costs, other selling, general and administrative costs, royalties and other income and provisions for credit losses.

[2] Cost of goods sold for Corporate and Other included a LIFO accounting charge of $8 million, $3 million and $10 million in Fiscal 2025, Fiscal 2024 and Fiscal 2023, respectively.

[3] Unallocated Corporate costs for Corporate and Other primarily consists of unallocated employment and other overhead expenses.

The following table presents a reconciliation from Adjusted EBITDA to consolidated operating income (loss), earnings (loss) before income taxes, and total net earnings (loss):

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Adjusted EBITDA	$ 95,595	$ 186,908	$ 258,659
Impairment of goodwill, intangible assets and equity method investments	60,980	—	113,611
EBITDA	$ 34,615	$ 186,908	$ 145,048
Depreciation and amortization	65,899	67,872	64,066
Operating income (loss)	$ (31,284)	$ 119,036	$ 80,982
Interest expense, net	6,870	2,468	6,036
Earnings (loss) before income taxes	$ (38,154)	$ 116,568	$ 74,946
Income tax expense (benefit)	(10,265)	23,595	14,243
Net earnings (loss)	$ (27,889)	$ 92,973	$ 60,703

The tables below present certain financial information (in thousands) about our reportable segments, as well as Corporate and Other.

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Depreciation and amortization			
Tommy Bahama	$ 30,957	$ 29,012	$ 26,133
Lilly Pulitzer	17,752	19,053	16,603
Johnny Was	12,516	16,292	18,794
Emerging Brands	3,887	2,993	2,003
Corporate and Other	787	522	533
Depreciation and amortization	$ 65,899	$ 67,872	$ 64,066
Purchases of Property and Equipment			
Tommy Bahama	$ 37,222	$ 44,027	$ 39,060
Lilly Pulitzer	9,256	6,178	24,100
Johnny Was	690	3,475	6,105
Emerging Brands	2,709	11,125	3,768
Corporate and Other [1]	58,462	69,426	1,065
Purchases of Property and Equipment	$ 108,339	$ 134,231	$ 74,098

	January 31, 2026	February 1, 2025
Total Assets		
Tommy Bahama [2]	$ 693,069	$ 681,730
Lilly Pulitzer [3]	214,411	205,398
Johnny Was [4]	161,255	235,558
Emerging Brands [5]	122,465	121,574
Corporate and Other [1]	117,758	45,545
Total Assets	$ 1,308,958	$ 1,289,805

[1] The Fiscal 2025 increase in Corporate and Other total assets relates primarily to the purchase of new equipment related to the project to build a new distribution center in Lyons, Georgia.

(2) The Fiscal 2025 increase in Tommy Bahama total assets includes increases in operating lease assets and property, plant and equipment related to the opening of new food and beverage and retail locations partially offset by a decrease in receivables.

(3) The Fiscal 2025 increase in Lilly Pulitzer total assets includes increases in operating lease assets and software related assets partially offset by a decrease in property, plant and equipment.

(4) The Fiscal 2025 decrease in Johnny Was total assets relates primarily to the $57 million impairment charge for intangible assets, amortization of acquired intangible assets and a decrease in operating lease assets, inventories and receivables.

(5) The Fiscal 2025 increase in Emerging Brands total assets includes an increase in inventories partially offset by the $4 million impairment charge for goodwill and intangible assets related to Jack Rogers.

Net book value of our property and equipment and net sales by geographic area are presented in the tables below (in thousands). The other foreign amounts primarily relate to our Tommy Bahama operations in Canada and Australia.

Net Book Value of Property and Equipment	January 31, 2026	February 1, 2025
United States	$ 320,240	$ 268,996
Other foreign	5,357	3,694
	$ 325,597	$ 272,690

Net Sales	Fiscal 2025	Fiscal 2024	Fiscal 2023
United States	$ 1,440,345	$ 1,477,294	$ 1,532,100
Other foreign	37,489	39,307	39,375
	$ 1,477,834	$ 1,516,601	$ 1,571,475

The tables below quantify net sales, for each reportable segment, as well as Corporate and Other, and in total (in thousands), and the percentage of net sales by distribution channel for each operating segment and in total, for each period presented. We have calculated all percentages below based on actual data, and percentages may not add to 100 due to rounding.

Fiscal 2025	Net Sales	Retail	E-commerce	Food and Beverage	Wholesale	Other
Tommy Bahama	$ 828,543	45%	25%	15%	15%	—%
Lilly Pulitzer	337,792	34%	49%	—%	17%	—%
Johnny Was	169,065	38%	43%	—%	19%	—%
Emerging Brands	142,879	19%	47%	—%	34%	—%
Corporate and Other	(445)	—%	—%	—%	—%	NM %
Consolidated net sales	$ 1,477,834	40%	34%	8%	18%	—%

	Net Sales	Retail	E-commerce	Food and Beverage	Wholesale	Other
Fiscal 2024						
Tommy Bahama	$ 869,604	45%	26%	13%	16%	—%
Lilly Pulitzer	323,917	35%	48%	—%	17%	—%
Johnny Was	194,978	38%	43%	—%	19%	—%
Emerging Brands	128,428	17%	44%	—%	39%	—%
Corporate and Other	(326)	—%	—%	—%	—%	NM %
Consolidated net sales	$ 1,516,601	39%	34%	8%	19%	—%

	Net Sales	Retail	E-commerce	Food and Beverage	Wholesale	Other
Fiscal 2023						
Tommy Bahama	$ 898,807	45%	25%	13%	17%	—%
Lilly Pulitzer	343,499	33%	51%	—%	16%	—%
Johnny Was	202,859	38%	41%	—%	21%	—%
Emerging Brands	126,825	11%	43%	—%	46%	—%
Corporate and Other	(515)	—%	—%	—%	—%	NM %
Consolidated net sales	$ 1,571,475	39%	34%	7%	20%	—%

Note 3. Property and Equipment, Net

Property and equipment, net, is summarized as follows (in thousands):

	January 31, 2026	February 1, 2025
Land	$ 3,867	$ 3,866
Buildings and improvements	83,983	64,802
Furniture, fixtures, equipment and technology	409,803	369,204
Leasehold improvements	332,808	303,629
	830,461	741,501
Less accumulated depreciation and amortization	(504,864)	(468,811)
Property and equipment, net	$ 325,597	$ 272,690

Note 4. Business Combinations

2023

During Fiscal 2023, we completed business combinations that were insignificant, individually and in the aggregate, to the consolidated financial statements for an aggregate purchase price of $11 million. The business combinations included the acquisition of certain assets from Jack Rogers LLC and Jack Rogers Holding Company LLC and their subsidiaries (collectively "Jack Rogers") and the acquisition of six former Southern Tide signature stores. The assets acquired and liabilities assumed were recorded based on the provisional estimated fair values, including intangible assets of $5 million, inventory of $3 million and goodwill of $3 million. See "Note 5—Intangible Assets and Goodwill" for the allocation of goodwill to the respective segments. The operating results of each acquisition have been included in the consolidated financial statements since the respective acquisition dates. We did not recognize any significant measurement period adjustments related to the Fiscal 2023 business combinations.

Note 5. Intangible Assets and Goodwill

Intangible assets by category are summarized below (in thousands):

	January 31, 2026		February 1, 2025	
Intangible assets with finite lives	$	118,719	$	120,616
Accumulated amortization and impairment		(85,808)		(76,201)
Total intangible assets with finite lives, net		32,911		44,415
Intangible assets with indefinite lives:				
Tommy Bahama Trademark	$	110,700	$	110,700
Lilly Pulitzer Trademark		27,500		27,500
Johnny Was Trademark		9,000		66,000
Southern Tide Trademark		9,300		9,300
Total intangible assets with indefinite lives	$	156,500	$	213,500
Total intangible assets, net	$	189,411	$	257,915

Intangible assets, by reportable segment, as well as Corporate and Other, and in total, for Fiscal 2025, Fiscal 2024 and Fiscal 2023 are as follows (in thousands):

	Tommy Bahama		Lilly Pulitzer		Johnny Was		Emerging Brands		Corporate and Other		Total	
Balance, January 28, 2023	$	110,700	$	27,859	$	129,446	$	15,840	$	—	$	283,845
Acquisition		—		—		—		4,899		—		4,899
Impairment		—		—		(11,900)		—		—		(11,900)
Amortization		—		(227)		(13,852)		(664)		—		(14,743)
Balance, February 3, 2024	$	110,700	$	27,632	$	103,694	$	20,075	$	—	$	262,101
Acquisition		—		7,814		—		—		—		7,814
Impairment		—		—		—		—		—		—
Amortization		—		(244)		(10,870)		(886)		—		(12,000)
Balance, February 1, 2025	$	110,700	$	35,202	$	92,824	$	19,189	$	—	$	257,915
Acquisition		—		274		—		32		—		306
Impairment		—		—		(57,000)		(2,127)		—		(59,127)
Amortization		—		(1,104)		(7,734)		(845)		—		(9,683)
Balance, January 31, 2026	$	110,700	$	34,372	$	28,090	$	16,249	$	—	$	189,411

Based on the current estimated useful lives assigned to our intangible assets, amortization expense for each of the next five years is expected to be $7 million, $6 million, $5 million, $4 million and $3 million.

Goodwill, by reportable segment, as well as Corporate and Other, and in total, for Fiscal 2025, Fiscal 2024 and Fiscal 2023 is as follows (in thousands):

	Tommy Bahama	Lilly Pulitzer	Johnny Was	Emerging Brands	Corporate and Other	Total
Balance, January 28, 2023	$ 739	$ 19,522	$ 96,637	$ 3,600	$ —	$ 120,498
Acquisition	—	—	—	3,371	—	3,371
Measurement-period adjustments	—	—	2,599	—	—	2,599
Impairment	—	$ —	(99,236)	—	—	(99,236)
Other, including foreign currency	(42)	—	—	—	—	(42)
Balance February 3, 2024	$ 697	$ 19,522	$ —	$ 6,971	$ —	$ 27,190
Acquisition	—	—	—	232	—	232
Other, including foreign currency	(39)	—	—	—	—	(39)
Balance, February 1, 2025	$ 658	$ 19,522	$ —	$ 7,203	$ —	$ 27,383
Acquisition	—	—	—	—	—	—
Impairment	—	—	—	(1,853)	—	(1,853)
Other, including foreign currency	74	—	—	—	—	74
Balance, January 31, 2026	$ 732	$ 19,522	$ —	$ 5,350	$ —	$ 25,604

Goodwill and Other Intangible Assets Impairment Testing

We assess the recoverability of goodwill and other indefinite-lived intangible assets annually, at the beginning of the fourth quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate that it is more likely than not that the carrying amount may be impaired. Intangible assets with finite lives are amortized over their estimated useful life and are tested for impairment, along with other long-lived assets, when events and circumstances indicate that the assets might be impaired. Please see "Note 1—"Business and Summary of Significant Accounting Policies," for discussion of the Company's goodwill and intangible assets impairment testing process.

During the Third Quarter of Fiscal 2025, we identified triggering events requiring interim impairment assessments of the indefinite-lived Johnny Was trademark and the Jack Rogers reporting unit. These triggering events also required interim impairment assessments of the Johnny Was asset group and Jack Rogers asset group, which includes the Jack Rogers trademark and other non-current assets, including property and equipment, finite-lived intangible assets, and operating lease assets. For Johnny Was, the triggering events during the Third Quarter of Fiscal 2025 included leadership changes in key positions and the identification of underperforming retail stores for closure in the remainder of Fiscal 2025 and Fiscal 2026 along with the significant impact of recently implemented U.S. import tariffs that have increased product costs and pressured margins. Approximately 90% of Johnny Was products are sourced from China and are subject to elevated import tariffs. Due to the nature of its product assortment and supply chain dependencies, the brand has been unable to diversify sourcing to other countries as rapidly as our other operating segments. These triggering events, along with recent trends of declining net sales, operating results and performance below forecasted expectations, led to downward revisions of projected net sales and operating results. For Jack Rogers, the triggering events included declining net sales and operating results, performance below forecasted expectations, which has been exacerbated by the U.S. import tariffs implemented in Fiscal 2025, and downward revisions to projected net sales and operating results.

As a result of these triggering events, we performed quantitative impairment assessments of the indefinite-lived Johnny Was trademark, the Jack Rogers reporting unit and the Johnny Was and Jack Rogers asset groups. The impairment assessments were performed in accordance with our accounting policies for goodwill and intangible assets, including intangible assets with finite lives. Refer to "Note 1—Business and Summary of Significant Accounting Policies" for discussion of our accounting policies.

For both indefinite-lived and finite-lived trademarks, fair value was estimated using the relief-from-royalty method, which considers projected revenues, assumed royalty rates, and a discount rate reflecting the risk profile of the asset. The significant declines in profitability for both Johnny Was and Jack Rogers led to a reduction in the royalty rates used to determine the fair value of each trademark. For finite-lived assets, the recoverability of the carrying value of each asset group was determined using undiscounted projected future cash flows. For goodwill, fair value of the reporting unit was determined using an income approach based on discounted projected future cash flows. The recent declines in net sales and operating results, performance below forecasted expectations and negative revisions to projected results led to reductions in future cash flows used in both the discounted and undiscounted cash flow analyses. If the carrying value of an asset group was found to be not recoverable, the fair value of the non-current assets was determined using valuation techniques consistent with those applied in our annual impairment analyses.

Based on the impairment analyses, the fair values of the Johnny Was trademark and Jack Rogers reporting unit were determined to be below their respective carrying amounts resulting in impairment charges of $57 million and $2 million, respectively. Further, the carrying value of the Jack Rogers asset group was determined to not be recoverable requiring an estimate of the fair value of the Jack Rogers trademark using the relief-from-royalty method. The fair value of the Jack Rogers trademark was determined to be below its carrying amount resulting in a $2 million impairment charge. Jack Rogers had no material other non-current assets. The carrying value of the Johnny Was asset group was determined to be recoverable as of the end of the Third Quarter of Fiscal 2025, and consequently did not result in any impairment charges. The impairment charges were recorded in Impairment of goodwill, intangible assets and equity method investments in our consolidated statements of operations.

No additional impairment charges for Fiscal 2025 were recorded based on our annual quantitative assessments as of November 2, 2025. The annual impairment assessments were performed in accordance with our accounting policies for goodwill and intangible assets, including intangible assets with finite lives. Refer to "Note 1—Business and Summary of Significant Accounting Policies" for discussion of our accounting policies. No impairment charges were recorded based on our annual quantitative assessment as of November 3, 2024 for Fiscal 2024.

Based on our annual quantitative assessment for Fiscal 2023, it was determined that the Johnny Was reporting unit and intangible assets with an indefinite life were impaired. The impairment charges for Johnny Was reflected (1) the challenging macroeconomic environment that resulted in the moderation of forecasted revenue and operating income in future years and (2) increased interest rates that had risen significantly from the September 2022 acquisition date that led to an increase in discount rates used in our impairment analyses. We recorded $111 million of noncash impairment charges during Fiscal 2023, including a goodwill impairment of $99 million and an intangible asset impairment of $12 million, which were included in Impairment of goodwill, intangible assets and equity method investments in our consolidated statements of operations.

Note 6. Debt

On March 6, 2023, we entered into a Second Amendment to the Fourth Amended and Restated Credit Agreement (the "U.S. Revolving Credit Agreement"). The U.S. Revolving Credit Agreement provides for a revolving credit facility of up to $325 million, which may be used to fund working capital, to fund future acquisitions and for general corporate purposes. The U.S. Revolving Credit Agreement amended and restated our Fourth Amended and Restated Credit Agreement (the "Prior Credit Agreement"). The U.S. Revolving Credit Agreement (1) extended the maturity of the facility from July 2024 to March 2028 and (2) modified certain provisions of the agreement. During Fiscal 2023, we capitalized debt issuance costs of $2 million in other non-current assets in connection with commitments upon entering into the U.S. Revolving Credit Agreement.

Pursuant to the U.S. Revolving Credit Agreement, the interest rate applicable to our borrowings under the U.S. Revolving Credit Agreement is based on either the Term Secured Overnight Financing Rate plus an applicable margin of 135 to 185 basis points or prime plus an applicable margin of 25 to 75 basis points.

The U.S. Revolving Credit Agreement generally (1) is limited to a borrowing base consisting of specified percentages of eligible categories of assets, (2) accrues variable-rate interest (weighted average interest rate of 5% as of January 31, 2026), unused line fees and letter of credit fees based upon average utilization or unused availability, as applicable, (3) requires periodic interest payments with principal due at maturity and (4) is secured by a first priority security interest in substantially all of the assets of Oxford Industries, Inc. and its domestic subsidiaries, including accounts receivable, books and records, chattel paper, deposit accounts, equipment, certain general intangibles, inventory, investment property (including the equity interests of certain subsidiaries), negotiable collateral, life insurance policies, supporting obligations, commercial tort claims, cash and cash equivalents, eligible trademarks, proceeds and other personal property.

We issue standby letters of credit under the U.S. Revolving Credit Agreement. Outstanding letters of credit under the U.S. Revolving Credit Agreement reduce the amount of borrowings available to us when issued and, as of January 31, 2026 and February 1, 2025, totaled $5 million and $5 million, respectively.

As of January 31, 2026 and February 1, 2025, we had $116 million and $31 million, respectively, of borrowings outstanding and $203 million and $289 million in unused availability, respectively, under the U.S. Revolving Credit Agreement.

Compliance with Covenants

The U.S. Revolving Credit Agreement is subject to a number of affirmative covenants regarding the delivery of financial information, compliance with law, maintenance of property, insurance requirements and conduct of business. Also, the U.S. Revolving Credit Agreement is subject to certain negative covenants or other restrictions including, among other things, limitations on our ability to (1) incur debt, (2) guaranty certain obligations, (3) incur liens, (4) pay dividends to shareholders, (5) repurchase shares of our common stock, (6) make investments, (7) sell assets or stock of subsidiaries, (8) acquire assets or businesses, (9) merge or consolidate with other companies or (10) prepay, retire, repurchase or redeem debt.

Additionally, the U.S. Revolving Credit Agreement contains a financial covenant that applies only if excess availability under the agreement for three consecutive business days is less than the greater of (1) $23.5 million or (2) 10% of availability. In such case, our fixed charge coverage ratio as defined in the U.S. Revolving Credit Agreement must not be less than 1.0 to 1.0 for the immediately preceding 12 fiscal months for which financial statements have been delivered. This financial covenant continues to apply until we have maintained excess availability under the U.S. Revolving Credit Agreement of more than the greater of (1) $23.5 million or (2) 10% of availability for 30 consecutive days.

We believe that the affirmative covenants, negative covenants, financial covenants and other restrictions under the U.S. Revolving Credit Agreement are customary for those included in similar facilities entered into at the time we amended the U.S. Revolving Credit Agreement. During Fiscal 2025 and as of January 31, 2026, no financial covenant testing was required pursuant to our U.S. Revolving Credit Agreement as the minimum availability threshold was met at all times. As of January 31, 2026, we were compliant with all applicable covenants related to the U.S. Revolving Credit Agreement.

Note 7. Leases and Other Commitments

For Fiscal 2025, operating lease expense, which includes amounts used in determining the operating lease liability and operating lease asset was $88 million and variable lease expense was $41 million, resulting in total lease expense of $129 million. For Fiscal 2024, operating lease expense was $82 million and variable lease expense was $47 million, resulting in total lease expense of $129 million. For Fiscal 2023, operating lease expense was $71 million and variable lease expense was $48 million, resulting in total lease expense of $119 million. The weighted-average remaining operating lease term was eight years as of both January 31, 2026 and February 1, 2025. The weighted-average discount rate for operating leases was 6.2% and 6.1% as of January 31, 2026 and February 1, 2025, respectively. Cash paid for lease amounts included in the measurement of operating lease liabilities in Fiscal 2025, Fiscal 2024 and Fiscal 2023 was $84 million, $87 million and $89 million, respectively.

As of January 31, 2026, the required lease liability payments, which include base rent amounts but excludes payments for real estate taxes, sales taxes, insurance, other operating expenses and contingent rents incurred under operating lease agreements, for the fiscal years specified below were as follows (in thousands):

	Operating lease
2026	88,253
2027	80,072
2028	77,550
2029	62,212
2030	52,266
After 2030	211,948
Total lease payments	$ 572,301
Less: Difference between discounted and undiscounted lease payments	125,303
Present value of lease liabilities	$ 446,998

Note 8. Shareholders' Equity

Common Stock

We had 60 million shares of $1.00 par value per share common stock authorized for issuance as of January 31, 2026 and February 1, 2025. As of January 31, 2026 and February 1, 2025, we had 15 million shares and 16 million shares, respectively, of common stock issued and outstanding.

Dividends

During Fiscal 2025, Fiscal 2024 and Fiscal 2023, we paid $42 million, $43 million and $42 million, respectively, of dividends to our shareholders. Although we have paid dividends in each quarter since we became a public company in July 1960, we may discontinue or modify dividend payments at any time if we determine that other uses of our capital, including payment of outstanding debt, funding of acquisitions, funding of capital expenditures or repurchases of outstanding shares, may be in our best interest; if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend; or if the terms of our credit facility, other debt instruments or applicable law limit our ability to pay dividends.

Share Repurchases

From time to time, we repurchase our common stock mainly through open market repurchase plans. On December 10, 2024, our Board of Directors authorized us to spend up to $100 million to repurchase shares of our stock. This authorization superseded and replaced all previous authorizations to repurchase shares of our stock. During Fiscal 2025, we repurchased 842,007 shares of our common stock at an average price of $59.38 for $50 million as part of an open market repurchase program (Rule 10b5-1 plan) under the December 10, 2024 authorization.

On March 24, 2025, our Board of Directors authorized us to spend up to $100 million to repurchase shares of our stock. This authorization, which went into effect following the completion of the $50 million repurchase during the First Quarter of Fiscal 2025 under the December 10, 2024 authorization, superseded and replaced all previous authorizations to repurchase shares of our stock and has no automatic expiration. During Fiscal 2025, we repurchased 114,477 shares of our common stock at an average price of $40.46 for $5 million in open market repurchases under the March 24, 2025 authorization.

We repurchased a total of 956,484 shares in open market repurchases at an average price of $57.12 for $55 million during Fiscal 2025. As of January 31, 2026, $95 million remained under the Board of Directors' authorization.

We repurchased no shares in open market transactions in Fiscal 2024 and $20 million in Fiscal 2023.

Additionally, during Fiscal 2025, Fiscal 2024 and Fiscal 2023, we purchased $2 million, $6 million and $10 million, respectively, of shares from our employees to cover employee tax liabilities related to the vesting of shares of our stock.

Preferred Stock

We had 30 million shares of $1.00 par value preferred stock authorized for issuance as of January 31, 2026 and February 1, 2025. No preferred shares were issued or outstanding as of January 31, 2026 or February 1, 2025.

Note 9. Equity Compensation

Long-Term Stock Incentive Plan and Equity Compensation Expense

As of January 31, 2026, shares available for issuance under our Long-Term Stock Incentive Plan (the "Long-Term Stock Incentive Plan") were less than 1 million shares. The Long-Term Stock Incentive Plan allows us to grant equity-based awards to employees and non-employee directors in the form of, among other things, stock options, stock appreciation rights, restricted shares and/or restricted share units. No additional shares are available under any predecessor plans.

The specific provisions of restricted share awards are evidenced by agreements with the employee as determined by the compensation committee of our Board of Directors. Restricted shares and restricted share units granted to officers and other key employees in recent years generally vest three years from the date of grant if (1) the performance or market threshold, if any, was met and (2) the employee is still employed by us on the vesting date. The employee generally is restricted from transferring or selling any restricted shares or restricted share units and forfeits the awards upon the termination of employment prior to the end of the vesting period. The restricted share unit awards granted during Fiscal 2025, Fiscal 2024 and Fiscal 2023 include certain clauses related to accelerated vesting upon the occurrence of qualifying retirement, death or disability of the employee prior to the vesting date, while the restricted share awards granted in prior years did not include such clauses.

In recent years, we have granted a combination of service-based restricted share awards and awards based on total shareholder return ("TSR") to certain of our employees. As of January 31, 2026, there was $21 million of unrecognized compensation expense related to the unvested service-based and TSR-based restricted share awards included in the tables below, which have been granted to employees but have not yet vested. As of January 31, 2026, the weighted average remaining life of the outstanding service-based and TSR-based awards were two years and one year, respectively.

Service-Based and Performance-Based Restricted Share Awards

During Fiscal 2025, Fiscal 2024 and Fiscal 2023, we granted service-based restricted share and restricted share unit awards. At the time that service-based restricted share unit awards are granted, the employee is generally, subject to the terms of the respective agreement, entitled to dividend equivalents, payable at the time of payment of any dividends paid on our common stock as long as the awards are outstanding, but is not entitled to any voting rights on unvested restricted share unit awards.

Service-based Restricted Share Units

The table below summarizes the service-based restricted share unit awards and performance-based award activity for officers and other key employees during Fiscal 2025, Fiscal 2024, and Fiscal 2023 (which do not include the TSR-based Restricted Share Unit activity described below):

	Fiscal 2025		Fiscal 2024		Fiscal 2023	
	Number of Shares or Units	Weighted-average grant date fair value	Number of Shares or Units	Weighted-average grant date fair value	Number of Shares or Units	Weighted-average grant date fair value
Awards outstanding at beginning of year	183,784	$ 104	158,794	$ 99	212,945	$ 64
Awards granted	134,125	$ 60	66,988	$ 110	60,505	$ 115
Awards vested, including awards repurchased from employees for employees' tax liability	(58,630)	$ 89	(34,455)	$ 89	(111,095)	$ 41
Awards forfeited	(23,822)	$ 89	(7,543)	$ 105	(3,561)	$ 83
Awards outstanding at end of year	235,457	$ 85	183,784	$ 104	158,794	$ 99

The following table summarizes information about unvested service-based restricted share unit awards as of January 31, 2026.

Description	Number of Unvested Share Awards	Average Fair Value on Date of Grant
Service-based restricted share units with May 2026 vesting date	52,534	$ 115
Service-based restricted share units with May 2027 vesting date	57,798	$ 111
Service-based restricted share units with May 2028 vesting date	125,125	$ 60
Total service-based awards outstanding at end of year	235,457	$ 85

Additionally, during the First Quarter of Fiscal 2026, we granted 0.1 million of service-based restricted share units, subject to each respective recipient remaining an employee through the May 2029 vesting date.

TSR-based Restricted Share Units

The table below summarizes the TSR-based restricted share unit activity for officers and other key employees (in units) during Fiscal 2025, Fiscal 2024, and Fiscal 2023:

	Fiscal 2025		Fiscal 2024		Fiscal 2023	
	Number of Shares Units	Weighted-average grant date fair value	Number of Shares Units	Weighted-average grant date fair value	Number of Shares Units	Weighted-average grant date fair value
TSR-based awards outstanding at beginning of year	217,343	$ 136	192,163	$ 129	196,040	$ 89
TSR-based awards granted	113,400	$ 79	80,245	$ 140	74,605	$ 153
TSR-based restricted shares earned and vested, including restricted share units repurchased from employees for employees' tax liability	(62,788)	$ 111	(52,200)	$ 117	(76,340)	$ 50
TSR-based awards forfeited	(23,609)	$ 119	(2,865)	$ 142	(2,142)	$ 115
TSR-based awards outstanding at end of year	244,346	$ 117	217,343	$ 136	192,163	$ 129

The restricted share units granted in the table above are at target. The TSR-based restricted share units are subject to (1) our achievement of a specified TSR-based ranking by us relative to a comparator group during a period of approximately three years from the date of grant and (2) generally each respective recipient remaining an employee through the vesting date which is approximately three years from the date of grant. The number of shares ultimately earned, which will be settled in shares of our common stock on the vesting date, will be between 0% and 200% of the restricted share units at target. These TSR-based restricted share units are entitled to dividend equivalents for dividends declared on our common stock prior to the vesting date, which are payable after vesting of the restricted shares, solely for the number of shares ultimately earned. These TSR-based restricted share units do not have any voting rights prior to the vesting date.

The following table summarizes information about unvested TSR-based restricted share units as of January 31, 2026.

Description	Unvested TSR-Based Share/Unit	Fair Value on Date of Grant
TSR-based restricted share units (at target) with May 2026 vesting date	67,177	$ 153
TSR-based restricted share units (at target) with May 2027 vesting date	72,244	$ 140
TSR-based restricted share units (at target) with May 2028 vesting date	104,925	$ 79
Total TSR-based restricted share units outstanding at end of year	244,346	$ 117

Additionally, during the First Quarter of Fiscal 2026, we granted 0.1 million of TSR-based restricted share units at target, subject to (1) our achievement of a specified TSR-based ranking by Oxford relative to a comparator group during a period of approximately three years from the date of grant and (2) the recipient remaining an employee through the May 2029 vesting date. The number of shares ultimately earned will be between 0% and 200% of the restricted share units at target.

Director Share Awards

In addition to shares granted to employees, we grant restricted share awards to our non-employee directors for a portion of each non-employee director's annual compensation. The non-employee directors must complete certain service requirements; otherwise, the restricted shares are subject to forfeiture. On the date of issuance, the non-employee directors are entitled to the same dividend and voting rights as other holders of our common stock. The non-employee directors are restricted from transferring or selling the restricted shares prior to the end of the vesting period.

Employee Stock Purchase Plan

There were less than 1 million shares of our common stock authorized for issuance under our Employee Stock Purchase Plan ("ESPP") as of January 31, 2026. The ESPP allows qualified employees to purchase shares of our common stock on a quarterly basis, based on certain limitations, through payroll deductions. The shares purchased pursuant to the ESPP are not subject to any vesting or other restrictions. On the last day of each calendar quarter, the accumulated payroll deductions are applied toward the purchase of our common stock at a price equal to 85% of the closing market price on that date. Equity compensation expense related to the employee stock purchase plan recognized was less than $1 million in each of Fiscal 2025, Fiscal 2024 and Fiscal 2023.

Note 10. Defined Contribution Plans

We have a tax-qualified voluntary defined contribution retirement savings plan covering substantially all United States employees. If an eligible participant elects to contribute, a portion of the contribution may be matched by us. Additionally, we incur certain charges related to our non-qualified deferred compensation plan as discussed in Note 1. Our aggregate expense under these defined contribution and non-qualified deferred compensation plans in Fiscal 2025, Fiscal 2024 and Fiscal 2023 was $7 million, $7 million and $7 million, respectively.

Note 11. Income Taxes

The following table summarizes our distribution between domestic and foreign earnings (loss) before income taxes and the provision (benefit) for income taxes (in thousands):

		Fiscal 2025		Fiscal 2024		Fiscal 2023
Earnings (loss) before income taxes:						
Domestic	$	(41,924)	$	110,862	$	62,772
Foreign		3,770		5,706		12,174
Earnings (loss) before income taxes	$	(38,154)	$	116,568	$	74,946
Income tax expense (benefit):						
Current tax expense (benefit):						
Federal	$	(634)	$	14,229	$	28,183
State		3,657		4,848		7,530
Foreign		319		825		2,419
Total current tax expense (benefit)		3,342		19,902		38,132
Deferred tax expense (benefit):						
Federal		(8,052)		2,546		(19,348)
State		(5,273)		1,017		(4,735)
Foreign	$	(282)	$	130	$	194
Total deferred tax expense (benefit)		(13,607)		3,693		(23,889)
Income tax expense (benefit)	$	(10,265)	$	23,595	$	14,243

We adopted ASU 2023-09 prospectively in Fiscal 2025. See Note 1 — Business and Summary of Significant Accounting Policies for additional details on the adoption of ASU 2023-09. Our effective tax rate, as updated for ASC 2023-09, differed from the federal statutory rate for Fiscal 2025 as follows:

	Fiscal 2025	
	Amount (in thousands)	Percentage
Pre-tax book income	$ (38,154)	
U.S. federal statutory tax rate	(8,013)	21.0%
State and local income tax, net of federal (national) income tax effect [1]	(2,370)	6.2%
Foreign tax effects	57	(0.2%)
Effect of changes in tax laws or rates enacted in the current period:	(236)	0.6%
Effect of changes in cross-border tax laws:	230	(0.6%)
Tax credits		
FICA tax credit	(1,429)	3.8%
R&D tax credit	(922)	2.4%
Nontaxable or nondeductible items		
Nondeductible stock compensation	1,240	(3.3%)
Excess tax detriment, restricted stock vesting	1,239	(3.3%)
Key-man life, NQDC funding	(400)	1.1%
Other	170	(0.4%)
Change in unrecognized tax benefits	(148)	0.4%
Other	317	(0.8%)
Effective tax rate	$ (10,265)	26.9%

[1] State Taxes in the following states make up more than 50% of the tax effect in this category for 2025: California, Pennsylvania, Florida, Hawaii and Massachusetts.

Our effective tax rate, prior to the adoption of ASU 2023-09, differed from the federal statutory rate for Fiscal 2024 and Fiscal 2023 as follows:

	Fiscal 2024	Fiscal 2023
Statutory federal income tax rate	21.0%	21.0%
State income taxes—net of federal income tax benefit [1]	3.7%	1.6%
Change in reserve for uncertain tax positions & method change	1.7%	1.5%
Impact of foreign operations rate differential	0.1%	0.3%
U.S. federal tax credits	(4.5%)	(3.0%)
Rate benefit, NOL carryback interest	(1.7%)	—%
Impact of prior year true-ups	(1.3%)	(1.9%)
Excess Tax Benefit, Restricted Stock Vesting	(0.3%)	(1.6%)
Impact of valuation allowances related to operating losses	— %	(0.9%)
Other, net	1.5%	2.0%
Effective tax rate	20.2%	19.0%

Deferred tax assets and liabilities included in our consolidated balance sheets are comprised of the following (in thousands):

	January 31, 2026		February 1, 2025	
Deferred Tax Assets:				
Inventories	$	21,905	$	21,124
Accrued compensation and benefits		12,981		12,361
Receivable allowances and reserves		2,757		1,823
Operating lease liabilities		108,317		101,719
Operating loss and other carry-forwards		5,511		706
Acquired intangible assets		6,012		—
Other, net		2,213		6,531
Total deferred tax assets		159,696		144,264
Deferred Tax Liabilities:				
Operating lease assets		(101,172)		(97,732)
Depreciation and amortization		(21,223)		(18,343)
Acquired intangible assets		—		(5,547)
Total deferred tax liabilities		(122,395)		(121,622)
Valuation allowance		(3,137)		(2,322)
Total net deferred tax asset	$	34,164	$	20,320

As of January 31, 2026, our U.S. federal net operating loss carryforward was $10 million, which does not expire, and our state net operating loss carryforwards were $48 million, the majority of which will begin to expire in 2036 or after if not utilized.

The majority of our valuation allowance of $3 million and $2 million as of January 31, 2026 and February 1, 2025, respectively, relates to our capital loss carry-forwards. The amount of the valuation allowance could change in the future if our operating results or estimates of future taxable operating results changes.

Accounting for income taxes requires that we offset deferred tax liabilities and assets within each tax jurisdiction and present the net deferred tax amount for each jurisdiction as a net deferred tax amount in our consolidated balance sheets. The amounts of deferred income taxes included in our consolidated balance sheets are as follows (in thousands):

	January 31, 2026		February 1, 2025	
Deferred tax assets	$	34,164	$	20,320
Deferred tax liabilities	$	—	$	—
Net deferred tax asset	$	34,164	$	20,320

U.S. tax regulations currently include certain tax provisions including a tax on global intangible low-taxed income ("GILTI"), disallowance of deductions for certain payments (the base erosion anti-abuse tax, or "BEAT") and certain deductions enacted for certain foreign-derived intangible income ("FDII"). While the calculations for GILTI, BEAT and FDII are complex calculations, these provisions did not have a material impact on our effective tax rate in Fiscal 2025, Fiscal 2024 and Fiscal 2023. We recognize the impact of GILTI as a period cost.

We continue to assert that our investments in substantially all of our foreign subsidiaries and substantially all of the related earnings are permanently reinvested outside the United States. We believe that any other taxes such as foreign withholding or U.S. state tax payable would be immaterial if we were to repatriate the foreign earnings. Therefore, we have not recorded any deferred tax liabilities related to these foreign investments and earnings in our consolidated balance sheets as of January 31, 2026 and February 1, 2025.

Cash paid for income taxes, net of refunds received, by jurisdiction (in thousands):

	Fiscal 2025
Federal Taxes Paid	$ 4,668
State Taxes Paid	
Florida	918
California	863
Other	2,934
Foreign Taxes Paid	
Hong Kong	1,070
Australia	635
Other	18
Total Income Taxes Paid (Net of Refunds Received)	$ 11,106

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law, introducing several significant U.S. federal income tax provisions. These provisions reduced our U.S. federal cash tax payments following enactment for the remainder of fiscal 2025 and are expected to impact future periods. The provisions include immediate expensing of domestic research and development costs and accelerated bonus depreciation for certain qualified property placed in service after January 19, 2025.

As a result of our election under the OBBBA to accelerate first-year depreciation and Section 174 expenses, we generated a net operating loss carryforward, which gave rise to a deferred tax asset. The deferred tax asset reflects the expected future tax benefit of the loss carryforward and was evaluated for realizability in accordance with ASC 740.

In addition, certain general business credits generated during Fiscal 2025 are expected to be carried back, resulting in the recognition of a current income tax receivable during Fiscal 2025. The income tax receivable also includes estimated federal income tax payments made during Fiscal 2025 prior to enactment of the OBBBA.

A reconciliation of the changes in the gross amount of unrecognized tax benefits, which are included in other non-current liabilities, is as follows (in thousands):

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Balance of unrecognized tax benefits at beginning of year	$ 5,643	$ 3,710	$ 3,664
Increase related to prior period tax positions	1,019	—	233
Decrease related to prior period tax positions	(1,313)	(13)	(2,027)
Increase related to current period tax positions	478	2,166	1,940
Decrease related to settlements with taxing authorities	(491)	—	—
Decrease related to lapse of statute of limitations	(506)	(220)	(100)
Balance of unrecognized tax benefits at end of year	$ 4,830	$ 5,643	$ 3,710

Approximately $3 million of our uncertain tax positions as of January 31, 2026, if recognized, would reduce the future effective tax rate in the period settled. The total amount of unrecognized tax benefits relating to our tax positions is subject to change based on future events including, but not limited to, settlements of ongoing audits and assessments and the expiration of applicable statutes of limitation. The ultimate occurrence, outcomes, and timing of such events could differ from our current expectations. Interest and penalties associated with unrecognized tax positions are recorded within income tax expense in our consolidated statements of operations. During each of Fiscal 2025, Fiscal 2024 and Fiscal 2023, we recognized less than $1 million of interest and penalties associated with unrecognized tax positions in our consolidated statements of operations.

We file income tax returns in the United States and various state, local and foreign jurisdictions. Our federal, state, local and foreign income tax returns filed for years prior to Fiscal 2022, with limited exceptions, are no longer subject to examination by tax authorities.

Note 12. Subsequent Events

On February 20, 2026, the U.S. Supreme Court struck down certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA). Following the Supreme Court decision, the U.S. Administration announced a new 10% global tariff under Section 122 of the Trade Act of 1974, subject to certain carveouts. It is unclear, as of the filing date, what impact these decisions will have on our future financial results, including whether we will be able to obtain refunds of amounts previously paid for the IEEPA tariffs or any fluctuations of the level of replacement tariffs imposed or the addition of any new tariffs through other means.

Oxford Industries, Inc.

Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Charged to Other Accounts– Describe	Deductions – Describe	Balance at End of Period
Description					
			(In thousands)		
Fiscal 2025					
Deducted from asset accounts:					
Accounts receivable reserves [1]	$ 2,877	$ 2,993	$ —	$ (3,210) [3]	$ 2,660
Provision for credit losses [2]	$ 500	$ 5,031	$ —	$ (1,181) [4]	$ 4,350
Fiscal 2024					
Deducted from asset accounts:					
Accounts receivable reserves [1]	$ 2,641	$ 2,561	$ —	$ (2,325) [3]	$ 2,877
Provision for credit losses [2]	$ 500	$ 556	$ —	$ (556) [4]	$ 500
Fiscal 2023					
Deducted from asset accounts:					
Accounts receivable reserves [1]	$ 4,032	$ 1,201	$ —	$ (2,592) [3]	$ 2,641
Provision for credit losses [2]	$ 1,230	$ (382)	$ —	$ (348) [4]	$ 500

[1] Accounts receivable reserves includes estimated reserves for allowances, returns and discounts related to our wholesale operations as discussed in our significant accounting policy disclosure for "Revenue Recognition and Receivables" in Note 1 of our consolidated financial statements.

[2] Provision for credit losses consists of amounts reserved for our estimate of a wholesale customer's inability to meet its financial obligations as discussed in our significant accounting policy disclosure for "Revenue Recognition and Receivables" in Note 1 of our consolidated financial statements.

[3] Principally consists of amounts written off related to customer allowances, returns and discounts.

[4] Principally consists of accounts written off as uncollectible.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oxford Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. (the Company) as of January 31, 2026 and February 1, 2025, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2026 and February 1, 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Johnny Was Trademark

Description of the Matter	As disclosed in Note 1 to the consolidated financial statements, the Company tests indefinite-lived intangible assets for impairment at least annually on the first day of the fourth quarter, in conjunction with the goodwill impairment analysis, or whenever changes in circumstances may indicate the carrying amounts may not be recoverable. As disclosed within Note 5 to the consolidated financial statements, during the third quarter management identified certain triggering events indicating that it was more likely than not that the fair value of the indefinite-lived Johnny Was trademark declined below its carrying amount. As a result of the identified triggering events, management performed a quantitative impairment assessment which indicated that the Johnny Was trademark was impaired. Accordingly, the Company recorded an impairment charge of $57 million related to the indefinite lived intangible asset. After recording the impairment charge, the asset balance of the Company's Johnny Was indefinite lived trademark was $9 million as of January 31, 2026.
	Auditing management's Johnny Was trademark interim impairment test was complex and highly judgmental due to the significant estimation used in the determination of its fair value. The significant assumption used by the Company to estimate the fair value of the Johnny Was trademark is the royalty rate. Changes in this assumption could have a significant impact on the fair value of the Johnny Was trademark.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the Johnny Was trademark impairment process, including the control over management's review of the significant assumption described above.
	To test the estimated fair value of the Johnny Was trademark, we performed audit procedures that included, among others, assessing the methodology used by the Company, testing the significant assumption discussed above, and evaluating the completeness and accuracy of the underlying data used by the Company in its analyses. This included comparing the royalty rate used by management to other guideline companies within the same industry and other relevant factors. In addition, we performed a sensitivity analyses on the royalty rate to evaluate the potential changes in the fair value of the Johnny Was trademark that would result from changes in the assumption. We also involved our valuation specialists to assist in our evaluation of the Company's valuation methodology and testing the royalty rate used in the valuation.

We have served as the Company's auditor since 2002.

/s/ Ernst & Young, LLP

Atlanta, GA
March 27, 2026

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our company, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Changes in and Evaluation of Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the fourth quarter of Fiscal 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting is supported by a program of appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written code of conduct.

We assessed the effectiveness of our internal control over financial reporting as of January 31, 2026. In making this assessment, management used the updated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework (2013)*. Based on this assessment, we believe that our internal control over financial reporting was effective as of January 31, 2026.

Ernst & Young LLP, our independent registered public accounting firm, has audited our internal control over financial reporting as of January 31, 2026, and its report thereon is included herein.

/s/ THOMAS C. CHUBB III	/s/ K. SCOTT GRASSMYER
Thomas C. Chubb III *Chairman, Chief Executive Officer and President* *(Principal Executive Officer)*	K. Scott Grassmyer *Executive Vice President, Chief Financial Officer and Chief Operating Officer* *(Principal Financial Officer)*
March 27, 2026	March 27, 2026

Limitations on the Effectiveness of Controls

Because of their inherent limitations, our disclosure controls and procedures and our internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that a control system's objectives will be met.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oxford Industries, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Oxford Industries, Inc.'s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Oxford Industries, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2026 and February 1, 2025, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements") and our report dated March 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2026

Item 9B. *Other Information*

On March 23, 2026, our Board of Directors amended our Bylaws to decrease the number of directors from ten (10) to nine (9), effective immediately prior to our annual meeting of shareholders to be held on June 23, 2026, or any adjournment or postponement thereof. The amendment was made in connection with the upcoming retirement of Mr. E. Jenner Wood III from the Board at the annual meeting. We thank Mr. Wood for his service. Our Bylaws, as restated to reflect this amendment, are filed as Exhibit 3.2 to this Annual Report on Form 10-K and are incorporated herein by reference.

During the Fourth Quarter of Fiscal 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


PART III


Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item 10 of Part III will appear in our definitive proxy statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this Item 11 of Part III will appear in our definitive proxy statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 of Part III will appear in our definitive proxy statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 of Part III will appear in our definitive proxy statement and is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

Our independent registered public accounting firm is Ernst & Young LLP, Atlanta, Georgia, Auditor Firm ID 42.

The information required by this Item 14 of Part III will appear in our definitive proxy statement and is incorporated herein by reference.

Item 15. *Exhibits, Financial Statement Schedules*

(a) *1. Financial Statements*

The following consolidated financial statements are included in Part II, Item 8 of this report:

- Consolidated Balance Sheets as of January 31, 2026 and February 1, 2025.

- Consolidated Statements of Operations for Fiscal 2025, Fiscal 2024 and Fiscal 2023.

- Consolidated Statements of Comprehensive Income for Fiscal 2025, Fiscal 2024 and Fiscal 2023.

- Consolidated Statements of Shareholders' Equity for Fiscal 2025, Fiscal 2024 and Fiscal 2023.

- Consolidated Statements of Cash Flows for Fiscal 2025, Fiscal 2024 and Fiscal 2023.

- Notes to Consolidated Financial Statements for Fiscal 2025, Fiscal 2024 and Fiscal 2023.

 2. Financial Statement Schedules

- Schedule II—Valuation and Qualifying Accounts

All other schedules for which provisions are made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

 (b) Exhibits

3.1	Restated Articles of Incorporation of Oxford Industries, Inc. (filed as Exhibit 3.1 to the Company's Form 10-Q for the fiscal quarter ended July 29, 2017)
3.2	Bylaws of Oxford Industries, Inc., as amended*
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.1 to the Company's Form 10-K for the fiscal year ended February 1, 2020)
10.1	Oxford Industries, Inc. Deferred Compensation Plan (as amended and restated effective June 13, 2012) (filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended October 27, 2012)†
10.2	First Amendment to Oxford Industries, Inc. Deferred Compensation Plan dated July 1, 2016 (filed as Exhibit 10.3 to the Company's Form 10-Q/A for the fiscal quarter ended on July 30, 2016)†
10.3	Second Amendment to Oxford Industries, Inc. Deferred Compensation Plan dated December 22, 2022 (filed as Exhibit 10.3 to the Company's Form 10-K filed on March 28, 2023)†
10.4	Third Amendment to Oxford Industries, Inc. Deferred Compensation Plan dated June 11, 2024 (filed as Exhibit 10.1 to the Company's Form 10-Q filed on September 12, 2024)
10.5	Fourth Amended and Restated Pledge and Security Agreement, dated as of May 24, 2016, among Oxford Industries, Inc.; Tommy Bahama Group, Inc.; the additional entities grantor thereto, as Grantors, and Truist Bank f/k/a SunTrust Bank, as administrative agent (filed as Exhibit 10.2 to the Company's Form 8-K filed on May 24, 2016)
10.6	Form of Oxford Industries, Inc. Restricted Share Unit Award Agreement (filed as Exhibit 10.5 to the Company's Form 10-K filed on April 1, 2024)
10.7	Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of March 6, 2023, by and among Oxford Industries, Inc., Tommy Bahama Group, Inc., the Persons party thereto from time to time as guarantors, the financial institutions party thereto from time to time as lenders, and Truist Bank, as administrative agent (filed as Exhibit 99.1 to the Company's Form 8-K filed on March 7, 2023)
10.8	Form of Oxford Industries, Inc. Performance-Based Restricted Share Unit Award Agreement (filed as Exhibit 10.2 to the Company's Form 8-K filed on June 29, 2020)†
10.9	Oxford Industries, Inc. Amended and Restated Long-Term Stock Incentive Plan (filed as Exhibit 10.9 to the Company's Form 10-K filed on March 28, 2023)
19	Insider Trading Policy (filed as Exhibit 19 to the Company's Form 10-K filed on March 31, 2025)

21	Subsidiaries of Oxford Industries, Inc.*
23	Consent of Independent Registered Public Accounting Firm*
24	Power of Attorney*
31.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97	Clawback Policy (filed as Exhibit 97 to the Company's Form 10-K filed on April 1, 2024)
101INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101SCH	XBRL Taxonomy Extension Schema Document
101CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101DEF	XBRL Taxonomy Extension Definition Linkbase Document
101LAB	XBRL Taxonomy Extension Label Linkbase Document
101PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

_____

*   Filed herewith

†   Management contract or compensation plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(b) of this report.

We agree to file upon request of the SEC a copy of all agreements evidencing long-term debt omitted from this report pursuant to Item 601(b)(4)(iii) of Regulation S-K.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Oxford Industries, Inc.

By: /s/ THOMAS C. CHUBB III

Thomas C. Chubb III
Chairman, Chief Executive Officer and President

Date: March 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ THOMAS C. CHUBB III Thomas C. Chubb III	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	March 27, 2026
/s/ K. SCOTT GRASSMYER K. Scott Grassmyer	Executive Vice President, Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	March 27, 2026
Helen Ballard	Director	
* Virginia A. Hepner	Director	March 27, 2026
* John R. Holder	Director	March 27, 2026
* Stephen S. Lanier	Director	March 27, 2026
* Dennis M. Love	Director	March 27, 2026
* Milford W. McGuirt	Director	March 27, 2026
Clyde C. Tuggle	Director	
* E. Jenner Wood III	Director	March 27, 2026
* Carol B. Yancey	Director	March 27, 2026

*By
/s/ SURAJ A. PALAKSHAPPA
Suraj A. Palakshappa
as Attorney-in-Fact